All
Together
Forward®

# 2025
# Annual Report



investors.pioneerny.com

**Dear Fellow Stockholders,**

As I reflect on the past year, it is clear that our industry continues to navigate a challenging operating environment. Margin compression, persistent funding pressures, and interest-rate uncertainty have impacted financial institutions across the country. At Pioneer, we anticipated these headwinds and executed with discipline: advancing our strategy to diversify revenue streams, continuing our commitment to engaged employees, deepening customer relationships, and strengthening our position as *More Than a Bank*.

**Financial Highlights**

We were pleased to report Pioneer's results for the year ended December 31, 2025, with **net income of $20.3 million**, or $0.83 per basic and diluted share. We experienced positive momentum highlighted by record net interest income driven by strong growth in our loan portfolio and diversified deposit base, while prudently managing funding costs. Net interest income was $79.1 million and noninterest income was $17.1 million for the year ended December 31, 2025.

Net loans receivable of $1.65 billion at December 31, 2025 was up 14.8% from December 31, 2024. Deposits totaled $1.74 billion at December 31, 2025 and were up 9.6% from December 31, 2024. We also remained focused on growing noninterest income through our diversified products and services, and generated 14% of our revenues from noninterest income sources for the year ended December 31, 2025.

We remain committed to maintaining a strong liquidity position and our earnings for the year ended December 31, 2025 allowed us to continue to build capital, while returning value to our stockholders through our stock repurchase program. During 2025 we completed our initial stock repurchase program, repurchasing 1,298,883 shares at an average price of $11.83 per share, and on December 17, 2025 adopted a new stock repurchase program.

**Expanding Our "More Than a Bank" Strategy**

This year marked a significant milestone in that journey. We launched two new lines of business: **Pioneer Human Resources Consulting**, which complements our existing array of banking, insurance, employee benefits, and wealth management services to help our clients thrive beyond traditional banking; and **Pioneer Capital Markets**, a new broker-dealer division focused on municipal bond trading that commenced operations in January 2026. These additions reflect our commitment to diversifying revenue streams and position Pioneer for continued financial stability. We also advanced **Pioneer Wealth Management** through the acquisition of Brown Financial Management Group, expanding our advisory capabilities and reinforcing our role as a comprehensive financial resource for individuals and businesses alike. We will continue to evaluate strategic opportunities for organic growth and selective acquisitions.

**Commercial Lending and Small Business Growth**

Despite a competitive lending environment, Pioneer delivered strong results in commercial loan production and small business lending, supporting economic growth throughout the Capital Region of New York. Our ability to provide tailored solutions for entrepreneurs and established businesses remains a cornerstone of our success.

**Engaged Employees and Community Impact**

Our business model and success begin with **highly engaged employees** who deliver exceptional service. Their dedication drives innovation and strengthens customer loyalty. To support them and our customers, we have invested in significant branch renovations at our Latham, Guilderland, and Rotterdam locations and construction is underway on a new Clifton Park location scheduled to open in 2026.

Equally important is our commitment to community impact. Through Pioneer's **Charitable Foundation**, we surpassed a major milestone in 2025, exceeding $2 million in total contributions to local nonprofits that enrich the lives of children and families since the Charitable Foundation's inception.

**Recognition and Accolades**

I am proud to share that we were named to *Fortune's* **100 Fastest-Growing Companies** list and recognized by *Bank Director's* **RankingBanking** report as one of the nation's top-performing banks under $5 billion in assets. These honors validate our strategy and underscore the strength of our team.

**Looking Ahead**

While the operating environment remains dynamic, our long-term focus is unwavering: to deliver sustainable growth, enhance stockholder value, and build a company that is truly *More Than a Bank*. Thank you for your continued trust and support as we move *All Together Forward*. Together, we are shaping a future defined by resilience, innovation, and community impact.

Sincerely,

Thomas L. Amell
President & Chief Executive Officer

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

### FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the Year Ended December 31, 2025**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: **001-38991**

## Pioneer Bancorp, Inc.
(Exact Name of Registrant as Specified in its Charter)

| **Maryland** | **83-4274253** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **652 Albany Shaker Road, Albany New York** | **12211** |
| (Address of principal executive offices) | (Zip code) |

**(518) 730-3025**
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common Stock, par value $0.01 | PBFS | The Nasdaq Stock Market, LLC |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

The aggregate value of the voting and non-voting common stock held by non-affiliates of the registrant, computed by reference to the closing price of the common stock of $12.03 as of June 30, 2025 was $121.4 million.

As of March 6, 2026 there were 25,076,801 shares outstanding of the registrant's common stock.

### DOCUMENTS INCORPORATED BY REFERENCE

The registrant incorporates by reference its definitive Proxy Statement with respect to its 2026 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days following the end of its fiscal year, into (Part III) of this Annual Report on Form 10-K.

# TABLE OF CONTENTS

As used in this Annual Report on Form 10-K, "Pioneer" or the "Company" refers to Pioneer Bancorp, Inc., Pioneer Bank, National Association and its consolidated subsidiaries, and Pioneer Capital Markets, Inc. collectively, except where the context indicates the reference relates solely to the registrant Pioneer Bancorp, Inc.

# PART I

**ITEM 1.        Business**

## Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "plan," "seek," "expect" or words of similar meaning, or future or conditional verbs, such as "will," "would," "should," "could," or "may." A forward-looking statement is neither a prediction nor a guarantee of future events. Certain forward-looking statements are included in this Form 10-K, principally in the sections captioned "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the expected quality of our loan and investment portfolios; and

- estimates of our risks, contingencies and future costs and benefits.

These forward-looking statements are based on the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition, the factors described under the headings "Critical Accounting Policies and Estimates" in Part II, Item 7, and "Risk Factors" in Part I, Item 1A, as well as other possible factors not listed, could cause our actual results to differ materially from those expressed in forward-looking statements, including, without limitation, the following:

- inflation and changes in market interest rates that could reduce our margins and yields, reduce the fair value of financial instruments or reduce our volume of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make, whether held in our portfolio or sold in the secondary market;

- risks related to the variety of litigation, investigations, and other proceedings described in the "Legal Proceedings" section of this report, including associated legal expenses;

- general economic conditions, either nationally or in our market area, that are worse than expected, including any resulting changes in consumer spending, borrowing and savings habits, the effect of labor shortages on our operations and those of our customers, and supply chain disruptions affecting economic conditions;

- increased competition, including competition among other institutions within our market area as well as other non-traditional competitors;

- changes in the level and direction of loan delinquencies and charge-offs and changes in estimates of the adequacy of our allowance for credit losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- our business may be adversely affected by increased political and regulatory scrutiny of environmental matters;

- demand for loans and deposits in our market area;

- changes in our partnership with a third-party mortgage banking company;

- our ability to continue to implement our business strategies, including entering new markets successfully, capitalizing on growth opportunities, and attracting and retaining key employees;

- our ability to successfully integrate into our operations any assets, liabilities, systems, personnel or customers we have or may in the future acquire, including our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements, any future FDIC insurance premium increases or special assessments, and the results of regulatory examinations, reviews or other inquiries that may result in additional costs, fines, penalties, or restrictions on our business activities;

- our ability to manage market risk, credit risk and operational risk;

- the imposition of tariffs or other domestic or international governmental polices;

- our ability to maintain our reputation;

- our ability to prevent or mitigate fraudulent activity;

- fluctuations or adverse changes in the stock market, which may have a significant adverse effect on transaction fees, client activity and client investment portfolio gains and losses related to our wealth management business;

- certain events in the recent past involving the failure of financial institutions which have adversely affected market sentiment toward regional banks, which may result in decreased deposits and increased regulatory costs that could adversely affect our liquidity, our business, and the market price of our common stock;

- an increasing federal government budget deficit, the failure of the federal government to raise the federal debt ceiling, or a potential federal government shutdown;

- changes in liquidity, including the size and composition of our deposit portfolio and the percentage of uninsured deposits in the portfolio;

- a breach in security of our information systems, including the occurrence of a cyber incident or a deficiency in cyber security;

- our reliance on, and the potential failure of, third-party vendors to perform as expected;

- political instability or civil unrest, acts of war or terrorism, pandemics, major catastrophes such as earthquakes, floods or other natural or human disasters, the related disruption to local, regional and global economic activity and financial markets, and the impact that any of the foregoing may have on us and our customers;
- changes in accounting policies and practices, as may be adopted by the bank and other regulatory agencies, the Financial Accounting Standards Board (the "FASB"), the Securities and Exchange Commission (the "SEC") or the Public Company Accounting Oversight Board;

- our ability to attract and retain key employees;

- our ability to evaluate the amount and timing of recognition of future tax assets and liabilities;

- our compensation expense associated with equity benefits allocated or awarded to our employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. We disclaim any obligation to revise or update any forward-looking statements contained in this Annual Report on Form 10-K to reflect future events or developments, except as required by applicable law.

## Pioneer Bancorp, Inc.

The Company is a Maryland corporation organized in March 2019 and operates principally through its wholly-owned subsidiary, Pioneer Bank, National Association (the "Bank"). The Bank was first chartered in 1889 as a New York state chartered savings bank and following approval by the Office of the Comptroller of the Currency (the "OCC") converted to a national bank on April 1, 2024. On July 17, 2019, the Company became the holding company for the Bank, when it closed its stock offering in connection with the completion of the reorganization of the Bank into the two-tier mutual holding company form of organization. The Company's common stock is traded on the Nasdaq Capital Market under the symbol "PBFS."

The Company files interim, quarterly and annual reports with the SEC. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers such as the Company that file electronically with the SEC. All filed SEC reports and interim filings can also be obtained from the Bank's website (www.pioneerny.com), on the "Investor Relations" page, without charge.

The executive offices of the Company are located at 652 Albany Shaker Road, Albany, New York 12211, and its telephone number is (518) 730-3025. The Company is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

## Pioneer Bancorp, MHC

Pioneer Bancorp, MHC was formed as a New York mutual holding company and will, for as long as it is in existence, own a majority of the outstanding shares of the Company's common stock.

Pioneer Bancorp, MHC's principal assets are the common stock of the Company it received in the reorganization and offering and $100,000 in cash in initial capitalization. Presently, it is expected that the only business activity of Pioneer Bancorp, MHC will be to own a majority of the Company's common stock. Pioneer Bancorp, MHC is authorized, however, to engage in any other business activities that are permissible for mutual holding companies under New York law, including investing in loans and securities. Pioneer Bancorp, MHC is subject to comprehensive regulation and examination by the Federal Reserve Board and is chartered by the New York State Department of Financial Services (the "NYSDFS").

**Pioneer Bank, National Association**

**General**

The Bank operates 21 retail banking offices in Albany, Greene, Rensselaer, Saratoga, Schenectady and Warren Counties, as well as a wealth management office in Columbia County in New York. We attract deposits from the general public and municipalities and use those funds along with advances from the Federal Home Loan Bank of New York ("FHLBNY") and funds generated from operations to originate commercial real estate loans, commercial and industrial loans, commercial construction loans and home equity loans and lines of credit and, to a lesser extent, consumer loans. Since January 2016, all of our residential mortgage loans have been purchased through our relationship with an unaffiliated mortgage banking company. We also invest in securities, which consist primarily of U.S. Treasury obligations, securities of various government agencies and government-sponsored enterprises, including mortgage-backed securities and collateralized mortgage obligations, municipal obligations and corporate debt securities. We offer a variety of deposit accounts, including demand accounts, savings accounts, money market accounts, certificate of deposit accounts and municipal deposit banking services. The Bank also sells commercial and consumer insurance products and employee benefit products and services through Pioneer Insurance Agency, Inc., provides wealth management services through its subsidiary, Pioneer Financial Services, Inc. and provides human resources consulting services through its subsidiary, Pioneer Consulting Solutions, Inc.

At December 31, 2025, we had consolidated total assets of $2.15 billion, total deposits of $1.74 billion and shareholders' equity of $323.9 million. The Bank is subject to comprehensive regulation and examination by the OCC and by the Federal Deposit Insurance Corporation (the "FDIC") as the Bank's insurer of deposit accounts. Our website address is *www.pioneerny.com*. Information on this website is not and should not be considered a part of this Annual Report on Form 10-K.

**Primary Market Area and Customers**

Our primary market area encompasses Albany, Greene, Rensselaer, Saratoga, Schenectady and Warren Counties where our offices are located, and their contiguous counties, which are located in the Capital Region of New York (the "Capital Region") and include the cities of Albany, the capital of New York, Schenectady and Troy. The Capital Region has a diversified economy and representative industries include educational services, technology and health care, along with a strong state government workforce. Large employers in the Capital Region include GE Vernova, Regeneron Pharmaceuticals, Inc., GlobalFoundries, Albany Med Health System, St. Peter's Health Partners, Northeast Grocery Inc., Rensselaer Polytechnic Institute and the State of New York.

As of December 31, 2025, unemployment rates, according to the New York State Department of Labor, were 3.3% for Albany County, 3.7% for Greene County, 3.5% for Rensselaer County, 2.9% for Saratoga County, 3.7% for Schenectady County and 4.2% for Warren County. As of December 31, 2025, the unemployment rates for the United States, New York State and the Capital Region of New York were 4.1%, 4.4% and 3.3%, respectively.

We believe that we have developed products and services that will meet the financial needs of our current and future customer base; however, we plan, and believe it is necessary, to expand the range of products and services that we offer to be more competitive in our market area. Our marketing strategies focus on the strength of our knowledge of local consumer and small business markets, as well as expanding relationships with current customers and reaching out to develop new, profitable business relationships.

**Competition**

We face significant competition for deposits and loans. Our most direct competition for deposits has historically come from the numerous financial institutions operating in our market area (including other community banks and credit unions), many of which are significantly larger than we are and have greater resources. We also face competition for investors' funds from other sources such as brokerage firms, money market funds and mutual funds, as well as securities, such as Treasury bills, offered by the Federal Government. Based on FDIC data, at June 30, 2025 (the latest date for which information is available), we had 4.72% of the FDIC insured deposit market share in Albany County among the 18 institutions with offices in the county, 19.38% of the FDIC insured deposit market share in Rensselaer County among the 12 institutions with offices in the county, 3.66% of the FDIC insured deposit market share in Saratoga County among the 14 institutions with offices in the county, 0.96% of the FDIC insured deposit market share in Greene County among the 7 institutions with offices in the county, 4.99% of the FDIC insured deposit market share in Schenectady County among the 12 institutions with offices in the county and 0.46% of the FDIC insured deposit market share in Warren County among the 10 institutions with offices in the county. In all six counties, either large regional banks (*e.g.,* Key Bank, Citizens Bank, M&T Bank and TD Bank) and/or New York City money center banks (*e.g.* Bank of America and JP Morgan Chase) have a large presence.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities companies, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

**Lending Activities**

      *General.* Our principal lending activity has been originating commercial real estate loans (including multi-family real estate loans), commercial and industrial loans, commercial construction loans and home equity loans and lines of credit. Beginning in January 2016, we entered into a strategic partnership with Homestead Funding Corp. (the "Mortgage Banking Company"), an unaffiliated mortgage banking company, to outsource our residential mortgage loan originations, underwriting and closing processes. Through this partnership, we refer our customers to the Mortgage Banking Company and then we decide whether we want to purchase the residential mortgage loans originated by the Mortgage Banking Company for our portfolio.

      Our commercial lending efforts focus on the small-to-medium sized business market, targeting borrowers with outstanding loan balances that typically range between $500,000 to $10.0 million. We focus primarily on commercial real estate loans, commercial and industrial loans and commercial construction loans in our market area. As part of our commercial lending strategy, we plan to continue to use our commercial relationships to increase our commercial transactional deposit accounts.

      *Loan Portfolio Composition.* The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

| | At December 31, 2025 | | At December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | |
| Commercial: | | | | |
| Commercial real estate | $ 466,449 | 27.9 % | $ 414,835 | 28.5 % |
| Commercial and industrial | 124,895 | 7.5 % | 108,474 | 7.5 % |
| Commercial construction[1] | 169,724 | 10.2 % | 130,959 | 9.0 % |
| Residential mortgages | 793,657 | 47.5 % | 689,569 | 47.3 % |
| Home equity loans and lines of credit | 97,629 | 5.8 % | 94,928 | 6.5 % |
| Consumer | 19,206 | 1.1 % | 17,564 | 1.2 % |
| Total loans receivable | 1,671,560 | 100.0 % | 1,456,329 | 100.0 % |
| Allowance for credit losses | (25,305) | | (21,754) | |
| Total loans receivable, net | $ 1,646,255 | | $ 1,434,575 | |

(1) Represents amounts disbursed at December 31, 2025 and 2024. The undrawn amounts of the commercial construction loans totaled $66.4 million, $80.6 million at December 31, 2025 and 2024, respectively.

*Contractual Maturities.* The following table sets forth the contractual maturities of our total loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

| | At December 31, 2025, amounts due in: | | | | |
| | One year or less | More than one to five years | More than five to 15 years | More than 15 years | Total |
| | | | (In thousands) | | |
| --- | --- | --- | --- | --- | --- |
| Commercial: | | | | | |
| Commercial real estate . . . . . . . . . . . . . . | $ 66,704 | $ 138,615 | $ 260,065 | $ 1,065 | $ 466,449 |
| Commercial and industrial . . . . . . . . . . . | 60,287 | 50,960 | 13,648 | — | 124,895 |
| Commercial construction (1) . . . . . . . . . | 37,011 | 42,045 | 90,668 | — | 169,724 |
| Residential mortgages . . . . . . . . . . . . . . . . | 849 | 8,266 | 41,720 | 742,822 | 793,657 |
| Home equity loans and lines of credit . . . . | 441 | 2,206 | 24,609 | 70,373 | 97,629 |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,812 | 2,782 | 6,538 | 74 | 19,206 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 175,104 | $ 244,874 | $ 437,248 | $ 814,334 | $ 1,671,560 |

(1) Includes commercial construction loans that convert to commercial real estate loans upon completion of the construction phase.

The following table sets forth our fixed and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026.

| | Due After December 31, 2026 | | |
| | Fixed | Adjustable | Total |
| | | (In thousands) | |
| --- | --- | --- | --- |
| Commercial: | | | |
| Commercial real estate . . . . . . . . . . . . . . . . . | $ 39,195 | $ 360,550 | $ 399,745 |
| Commercial and industrial . . . . . . . . . . . . . . | 40,592 | 24,016 | 64,608 |
| Commercial construction. . . . . . . . . . . . . . . | 438 | 132,275 | 132,713 |
| Residential mortgages . . . . . . . . . . . . . . . . . . | 445,668 | 347,140 | 792,808 |
| Home equity loans and lines of credit. . . . . . . | 52,044 | 45,144 | 97,188 |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . . | 9,296 | 98 | 9,394 |
| Total loans . . . . . . . . . . . . . . . . . . . . . . . . | $ 587,233 | $ 909,223 | $ 1,496,456 |

*Commercial Real Estate Loans.* At December 31, 2025, we had $466.5 million in commercial real estate loans, representing 27.9% of our total loan portfolio. Our commercial real estate loans are secured primarily by multi-family properties, office buildings, industrial facilities, retail facilities and other commercial properties, substantially all of which are located in our primary market area. At December 31, 2025, multi-family residential real estate loans, which are described below, totaled $127.9 million. Excluding multi-family real estate loans, $101.7 million of our commercial real estate portfolio was owner-occupied real estate and $236.9 million was secured by income producing, or non-owner occupied real estate.

The following table presents our commercial real estate loan portfolio by industry sector at December 31, 2025.

| | At December 31, 2025 | |
| | Amount | Percent |
| | (Dollars in thousands) | |
|---|---|---|
| Commercial real estate loans: | | |
| Multi-family | $ 127,923 | 27.4 % |
| Owner-occupied real estate: | | |
| Retail | 24,262 | 5.2 % |
| Office | 20,238 | 4.3 % |
| Warehouse | 12,091 | 2.6 % |
| Mixed use | 5,894 | 1.3 % |
| Accommodation and food service | 4,657 | 1.0 % |
| Other real estate | 34,523 | 7.4 % |
| Total owner-occupied real estate | 101,665 | 21.8 % |
| Non-owner occupied real estate: | | |
| Retail | 81,430 | 17.5 % |
| Accommodation and food service | 42,533 | 9.1 % |
| Office | 38,174 | 8.2 % |
| Warehouse | 36,680 | 7.9 % |
| Mixed use | 18,111 | 3.9 % |
| Other real estate | 19,933 | 4.2 % |
| Total non-owner occupied real estate | 236,861 | 50.8 % |
| Total commercial real estate loans | $ 466,449 | 100.0 % |

We generally originate commercial real estate loans with maximum terms of 10 years based on a 20-year amortization schedule, and loan-to-value ratios of up to 80% (or 75% for non-owner occupied) of the appraised value of the property. Our typical commercial real estate loan has an adjustable rate which generally adjusts every five years that is indexed to the five-year FHLBNY amortizing advance indications, plus a margin, subject to an interest rate floor. All of our commercial real estate loans are subject to our underwriting procedures and guidelines, including requiring borrowers to generally have cash infusions of at least 15% of the loan amount or project cost and that properties with a loan in excess of $500,000 are subject to inspections to verify if appropriate maintenance is being performed.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that it is at least 120% of the monthly debt service and the ratio of the loan amount to the appraised value of the mortgaged property. Our commercial real estate loans are generally appraised by outside independent appraisers approved by the board of directors. Personal guarantees are routinely obtained from commercial real estate borrowers. The borrower's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates.

Loans secured by commercial real estate generally are larger than residential mortgage loans and involve greater credit risk. Commercial real estate loans often involve large loan balances to a single borrower or a group of related borrowers. Repayment of these loans depends to a large degree on the results of operations and management of the properties securing the loans or the businesses conducted on such property and may be affected to a greater extent by adverse conditions in the real estate market or the economy in general. As a result, the nature of these loans makes them more difficult for management to monitor and evaluate.

At December 31, 2025, multi-family real estate loans, which we consider a sub-category of commercial real estate loans, totaled $127.9 million, or 27.4% of our commercial real estate loan portfolio. Our multi-family real estate loans are generally secured by properties consisting of five to 100 rental units. We originate a variety of adjustable-rate multi-family residential real estate loans with terms and amortization periods generally of up to 25 years (or 30 years if the age of the collateral is less than 10 years old), which may include balloon payments. Interest rates and payments on our adjustable-rate loans adjust generally every five years and generally are indexed to the comparable FHLBNY amortizing advance indications, plus a margin, subject to an interest rate floor.

In underwriting multi-family residential real estate loans, we consider several factors, which include a debt service coverage ratio of at least 120%, the age and condition of the collateral, the financial resources and income level of the borrower and the borrower's experience in owning or managing similar properties. Multi-family residential real estate loans have loan-to-value ratios of up to 80% of the appraised value of the property securing the loans. The borrower's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates.

If we foreclose on a commercial real estate loan, the marketing and liquidation period to convert the real estate to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability.

*Commercial and Industrial Loans.* We originate commercial loans and lines of credit to a variety of small and medium-sized businesses in our market area. These loans are generally secured by accounts receivable, inventory or other business assets, and we may support this collateral with liens on real property. At December 31, 2025, commercial and industrial loans totaled $124.9 million, or 7.5% of our total loan portfolio. Customers for these loans include professional businesses, family-owned businesses and not-for-profit businesses. As part of our relationship-driven focus, we generally require our commercial borrowers to maintain a deposit account with us, which improves our interest rate spread, margin and overall profitability.

Commercial lending products include revolving lines of credit and term loans. Our commercial lines of credit are typically made with adjustable interest rates, indexed to either the Secured Overnight Financing Rate ("SOFR") or *The Wall Street Journal* Prime Rate, plus a margin, and we can demand repayment of the borrowed amount due at any time. Term loans are generally made with fixed interest rates, indexed to the comparable FHLBNY amortizing advance indications, plus a margin, and are for terms up to 10 years. We focus our efforts on experienced, growing small- to medium-sized, privately-held companies with solid operating history and projected cash flow that operate in our market area.

When making commercial and industrial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, accounts receivable, inventory and equipment. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts generally of up to 75% of the value of the collateral securing the loan. We generally do not make unsecured commercial and industrial loans. Personal guarantees are routinely obtained from commercial and industrial borrowers.

Commercial and industrial loans generally have greater credit risk than residential real estate loans. Unlike residential real estate loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and industrial loans generally are made on the basis of the borrower's ability to repay the loan from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We try to minimize these risks through our underwriting standards.

*Commercial Construction Loans.* We originate commercial construction loans primarily to established developers to finance the construction of commercial and multi-family properties or to acquire land for development of commercial and multi-family properties and to fund infrastructure improvements. We also provide construction loans to local developers for the construction of one- to four-family residential developments. We also originate rehabilitation loans, enabling a borrower to partially or totally refurbish an existing structure, which are structured as construction loans and monitored in the same manner. At December 31, 2025, commercial construction loans totaled $169.7 million, or 10.2% of our total loan portfolio. Most of these loans are secured by properties located in our primary market area. We also had undrawn amounts on the commercial construction loans totaling $66.4 million at December 31, 2025.

Our commercial construction loans are generally interest-only loans that provide for the payment of interest during the construction phase, which is usually 12 to 24 months. The interest rate is generally a variable rate based on an index rate, typically *The Wall Street Journal* Prime Rate or SOFR, plus a margin. At the end of the construction phase, the loan generally converts to a permanent commercial real estate mortgage loan, but in some cases it may be payable in full. However, our construction loans for the construction of one- to four-family residential developments do not convert to permanent residential real estate loans. Commercial construction loans can be made with a maximum loan-to-value ratio of 75% of the appraised market value upon completion of the project.

Before making a commitment to fund a commercial construction loan, we require an appraisal of the property by an independent licensed appraiser. The construction phase is carefully monitored to minimize our risk. All construction projects must be completed in accordance with approved plans and approved by the municipality in which they are located. Loan proceeds are disbursed incrementally as construction progresses and as inspections by our approved inspectors warrant.

*Residential Mortgage Lending.* At December 31, 2025, $793.7 million, or 47.5%, of our total loan portfolio consisted of residential mortgage loans. Given our strategic partnership with the Mortgage Banking Company, we do not process this type of loan in-house; instead, residential mortgage loans are processed through the Mortgage Banking Company. The Bank has no ownership interest in, no common employees, and no common directors with the Mortgage Banking Company. The Mortgage Banking Company's staff receives the loan referral from us and then handles the underwriting, processing and closing of the loan. Residential mortgage loans are funded by the Mortgage Banking Company, with an option for the Bank to purchase the loan upon funding. Through our relationship with the Mortgage Banking Company, we can assist applicants in obtaining financing from the Mortgage Banking Company, but we are not required to commit to purchase or portfolio any loan originated by the Mortgage Banking Company. The decision whether the Bank will acquire each loan is made at the time the borrower's application is submitted to the Mortgage Banking Company and must generally comply with underwriting guidelines that we have approved. However, the Bank typically purchases such loans so long as they meet our underwriting standards. We also purchase residential mortgage loans from the Mortgage Banking Company to customers who were not referred to the Mortgage Banking Company by the Bank.

For each purchased loan, we generally pay a fixed aggregate fee to the Mortgage Banking Company of 1.75% of the loan balance. This fixed aggregate fee is paid by us regardless of whether the loan was originated by the Mortgage Banking Company directly or was due to our customer referral. We receive no fee for referring a customer to the Mortgage Banking Company. For the calendar year ended December 31, 2025, we purchased for our portfolio $152.4 million of loans originated through the Mortgage Banking Company. As part of purchasing the loans, we typically acquire the servicing rights to the loans in order to best assist the customer relationship. The purchased loans are acquired from the Mortgage Banking Company without recourse or any right against the Mortgage Banking Company to require the loans to be repurchased from us. The fixed aggregate fee we pay to acquire the loan and servicing rights are deferred as part of the loan balance and amortized over the contractual life of the loan under the interest method.

We purchase for our portfolio both fixed-rate single-family mortgage loans, as well as adjustable-rate single-family mortgage loans, with maturities up to 30 years. At December 31, 2025, our residential mortgage loans consisted of $446.2 million of fixed-rate loans and $347.5 million of adjustable-rate loans. Most of these one- to four-family residential properties are located in our primary market area and many are underwritten according to Fannie Mae guidelines. We refer to loans that conform to the Fannie Mae guidelines as "conforming loans." We also purchase for our portfolio loans above the maximum conforming loan limits as established by the Office of Federal Housing Enterprise Oversight, which at December 31, 2025 was $806,500 for single-family homes in our market area. Loans that exceed that limit are considered "jumbo loans." At December 31, 2025, we had $25.8 million in jumbo loans.

Our purchased loans generally adhere to the following guidelines: (1) the loan is an owner-occupied one- to four-family residential mortgage loan; (2) the loan does not provide for negative amortization of principal, such as "Option Arm" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan; (3) the loan is not an "interest only" mortgage loan; (4) the maximum loan term is 30 years; (5) the loan has a loan-to-value ratio up to a maximum of 90%, provided, however, that the loan-to-value ratio may exceed 90% as long as the borrower obtains private mortgage insurance; and (6) the borrower has a maximum debt-to-income ratio of 45%. We may, at our discretion, decide not to purchase a loan based on the debt-to-income ratio of the borrower, the appraisal or any other information that is obtained in connection with the Mortgage Banking Company's origination of the loan. We do not purchase any "subprime loans" (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (loans having less than full documentation).

Our purchased adjustable-rate residential real estate loans have interest rates that are fixed for an initial period ranging from one to ten years. After the initial fixed period, the interest rate on adjustable-rate residential real estate loans is generally reset every six or twelve months based upon a contractual spread or margin above the average yield on U.S. Treasury securities or SOFR, subject to periodic and lifetime limitations on interest rate changes. All of our adjustable-rate residential real estate loans with initial fixed-rate periods of one, five, seven or ten years have initial and periodic caps of 2% to 5% on interest rate changes, with a current cap of 5% over the life of the loan.

*Home Equity Loans and Lines of Credit.* We offer home equity loans and home equity lines of credit, both of which are secured by either first mortgages or second mortgages on owner-occupied, one- to four-family residences. At December 31, 2025, outstanding home equity loans and equity lines of credit totaled $97.6 million, or 5.8% of total loans outstanding. At December 31, 2025, the unadvanced portion of home equity lines of credit totaled $77.7 million.

The underwriting standards used for home equity loans and home equity lines of credit include a title review, the recordation of a lien, a determination of the applicant's ability to satisfy existing debt obligations and payments on the proposed loan, and the value of the collateral securing the loan. The loan-to-value ratio for our home equity loans and our lines of credit is generally limited to 90% when combined with the first security lien, if applicable. Home equity loans are offered with fixed rates of interest and with terms of up to 20 years. Our home equity lines of credit generally have 25-year terms and adjustable rates of interest, subject to a contractual floor, which are indexed to *The Wall Street Journal* Prime Rate.

Home equity loans and lines of credit secured by junior mortgages have greater risk than residential mortgage loans secured by first mortgages. At December 31, 2025, $45.9 million of our home equity loans and lines of credit were in a junior lien position, nearly all of which were second mortgages. We face the risk that the collateral will be insufficient to compensate us for loan losses and costs of foreclosure, after repayment of the senior mortgages, if applicable. When customers default on their loans, we attempt to foreclose on the property and resell the property as soon as possible to minimize foreclosure and carrying costs. However, the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from those customers.

*Consumer Loans.* We offer a limited range of consumer loans, principally to customers residing in our primary market area with other relationships with us and with acceptable credit ratings. Our consumer loans primarily consist of personal loans to the owners of certain commercial businesses who have commercial loans with us, and to a lesser extent, loans on automobiles, overdraft accounts and other unsecured consumer loans. At December 31, 2025, consumer loans were $19.2 million, or 1.1% of our total loan portfolio.

Consumer loans may entail greater risk than residential real estate loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

**Originations, Purchases, Participations and Sales of Loans**

Lending activities are conducted by our loan personnel operating at our main and branch office locations. We also obtain referrals from existing or past customers and from accountants, real estate brokers, builders and attorneys. All loans that we originate or purchase are underwritten pursuant to our policies and procedures, which incorporate Fannie Mae underwriting guidelines to the extent applicable for residential loans. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed or adjustable-rate loans depends upon the relative customer demand for such loans, which is affected by current market interest rates as well as anticipated future market interest rates. Our loan origination and purchase activity has been and may continue to be adversely affected by a higher interest rate environment, which typically results in decreased loan demand.

We do purchase whole loans from third parties, which primarily are residential mortgage loans described above. In addition, during the calendar year ended December 31, 2025, we purchased $5.0 million of consumer loans from BHG Financial, a national originator of loans. We may purchase additional similar consumer loans from BHG Financial in the future. We also sell participations in loans to other financial institutions in which we generally act as the lead lender. Through our loan participations, we and the other participating lenders generally share ratably in cash flows and any gains or losses that may result from a borrower's noncompliance with the contractual terms of the loan. We primarily participate in commercial real estate loans (including multi-family real estate loans), commercial and industrial loans and commercial construction loans. We also purchase participation interests in loans where we are not the lead lender. We underwrite our participation interest in the loans that we purchase according to our own underwriting criteria and procedures. At December 31, 2025, the outstanding balances of our loan participations where we are not the lead lender totaled $103.2 million, of which $48.4 million were commercial or multi-family real estate loans, $52.8 million were construction loans and $2.0 million were commercial and industrial loans.

**Loan Approval Procedures and Authority**

Pursuant to federal Law, the aggregate amount of loans that the Bank is permitted to make to any one borrower, or a group of related borrowers is generally limited to 15% of the Bank's unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral"). At December 31, 2025, based on the 15% limitation, the Bank's loans-to-one-borrower limit was approximately $43.5 million. On the same date, the Bank had no borrower or group of related borrowers with outstanding balances in excess of this amount.

Our lending is subject to written underwriting standards and origination procedures. Decisions on residential loan applications are made on the basis of detailed applications submitted by the prospective borrower, credit histories that we obtain, and property valuations (consistent with our appraisal policy) prepared by outside independent licensed appraisers approved by our board of directors as well as internal evaluations, where permitted by regulations. The loan applications are designed primarily to determine the borrower's ability to repay the requested loan, and the more significant items on the application are verified through use of credit reports, bank statements and tax returns.

Purchases of residential real estate loans up to $750,000 from the Mortgage Banking Company must be approved by one of the following officers: the President and Chief Executive Officer, Chief Credit Officer, Chief Financial Officer, Chief Administrative Officer or the Bank Operations Senior Vice President. Purchases of residential real estate loans greater than $750,000 must be approved by our board loan committee, which is comprised of all of the members of the board of directors.

For commercial loans, loans in excess of the commercial credit officers' lending limits require approval from our staff loan committee, which is comprised of the President and Chief Executive Officer, Chief Credit Officer, Chief Financial Officer, Chief Banking Officer, Commercial Lending Senior Vice President, and Vice Presidents of Commercial Credit and Business Banking. The staff loan committee can approve individual loans of up to prescribed limits, depending on the type of loan. Loans in excess of the staff loan committee's loan approval authority require the approval of our board of directors. Specifically, commercial real estate loans in excess of $7.5 million, commercial lines of credit in excess of $5.0 million and commercial loans with a new customer relationship in excess of $5.0 million must be approved by our board of directors.

Certain loans that involve policy exceptions and Regulation O loans (loans to directors or certain executive officers) must be approved by our board of directors.

We require title insurance on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan.

**Delinquencies and Asset Quality**

*Delinquency Procedures.* System-generated late notices are mailed to a borrower after the late payment "grace period," which is 15 days in the case of all loans secured by residential real estate, commercial real estate, or commercial and industrial loans, as well as most consumer loans. A second notice will be mailed to a borrower if the loan remains past due after 30 days, and we attempt to contact the borrower and develop a plan of repayment. By the 90[th] day of delinquency, we will issue a pre-foreclosure notice that will require the borrower to bring the loan current within 30 days in order to avoid the beginning of foreclosure proceedings for loans secured by residential real estate. Commercial real estate, commercial and industrial, commercial construction and consumer loans are managed on a loan-by-loan basis. Decisions to send a demand notice are based on conversations with the borrower to address the delinquency issues. A report of all loans 30 days or more past due is provided to the board of directors monthly.

*Loans Past Due and Non-Performing Assets.* Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned. The real estate owned is recorded at the lower of carrying amount or fair market value, less estimated costs to sell. Any excess of the recorded value of the loan over the fair market value of the property is charged against the allowance for credit losses, or, if the existing allowance is inadequate, charged to expense in the current period. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

*Delinquent Loans.* The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated.

| | At December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | 2025 | | | 2024 | | |
| | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or More Past Due | 30-59 Days Past Due | 60-89 Days Past Due | 90 Days or More Past Due |
| | (In thousands) | | | | | |
| Commercial: | | | | | | |
| Commercial real estate | $ 1 | $ 3 | $ 6,080 | $ 6,734 | $ — | $ 1 |
| Commercial and industrial | 23 | — | — | 5 | — | — |
| Commercial construction | — | — | — | — | — | — |
| Residential mortgages | — | 2,322 | 471 | — | 888 | 1,515 |
| Home equity loans and lines of credit | 660 | 216 | 392 | 1,198 | 67 | 567 |
| Consumer | 2,585 | — | — | 7 | 6 | — |
| Total | $ 3,269 | $ 2,541 | $ 6,943 | $ 7,944 | $ 961 | $ 2,083 |

Loans that were 30-59 days past due totaled $3.3 million at December 31, 2025, representing a decrease from $7.9 million at December 31, 2024; loans that were 60-89 days past due totaled $2.5 million at December 31, 2025, representing an increase from $961,000 at December 31, 2024 and loans that were 90 days or more past due totaled $6.9 million at December 31, 2025, representing an increase from $2.1 million at December 31, 2024. The change year-over-year was driven by a $4.4 million commercial real estate loan relationship consisting of four loans secured by multiple office, warehouse and industrial properties that moved from the 30-59 days past due category at December 31, 2024 to the 90+ days past due category at December 31, 2025.

*Non-Performing Assets.* The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.

| | At December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | (Dollars in thousands) | |
| Non-accrual loans: | | |
| Commercial real estate | $ 6,074 | $ — |
| Commercial and industrial | 3 | 10 |
| Commercial construction | — | — |
| Residential mortgages | 3,860 | 4,127 |
| Home equity loans and lines of credit | 1,307 | 1,109 |
| Consumer | — | — |
| Total non-accrual loans | 11,244 | 5,246 |
| | | |
| Accruing loans past due 90 days or more: | | |
| Commercial real estate | 6 | 1 |
| Commercial and industrial | — | — |
| Commercial construction | — | — |
| Residential mortgages | — | — |
| Home equity loans and lines of credit | — | — |
| Consumer | — | — |
| Total accruing loans past due 90 days or more | 6 | 1 |
| | | |
| Real estate owned: | | |
| Commercial real estate | — | — |
| Commercial and industrial | — | — |
| Commercial construction | — | — |
| Residential mortgages | — | — |
| Home equity loans and lines of credit | — | — |
| Consumer | — | — |
| Total real estate owned | — | — |
| | | |
| Total non-performing assets | $ 11,250 | $ 5,247 |
| | | |
| Total non-performing loans to total loans | 0.67 % | 0.36 % |
| Total non-performing assets to total assets | 0.52 % | 0.27 % |

Total non-accrual loans increased $6.1 million to $11.3 million at December 31, 2025 from $5.2 million at December 31, 2024. The increase in non-accrual loans was primarily due to one commercial real estate loan relationship consisting of four loans secured by multiple office, warehouse and industrial properties totaling $4.4 million, a $844,000 commercial real estate loan secured by manufactured housing parks, and a $820,000 commercial real estate loan secured by a mixed used commercial property being placed on non-accrual status during the year ended December 31, 2025.

*Classified Assets.* Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention."

The following table sets forth our amounts of all classified loans and loans designated as special mention as of the dates indicated. The classified loans total at December 31, 2025 included $11.3 million of non-performing loans.

| | At December 31, | |
| | 2025 | 2024 |
| | (In thousands) | |
| Classification of Loans: | | |
| Substandard | $ 26,068 | $ 24,630 |
| Doubtful | 919 | 117 |
| Loss | — | — |
| Total Classified Loans | $ 26,987 | $ 24,747 |
| Special Mention | $ 7,404 | $ 4,918 |

Total substandard loans increased $1.5 million to $26.1 million at December 31, 2025 from $24.6 million at December 31, 2024 primarily due to the migration from the pass category to the substandard category of a $3.0 million commercial real estate loan relationship consisting of two loans secured by manufactured housing parks and the migration from the pass category to the substandard category of a $821,000 commercial real estate loan secured by a mixed used commercial property, offset by paydowns and payoffs of various loans.

Total doubtful loans increased by $802,000 to $919,000 at December 31, 2025 from $117,000 at December 31, 2024 primarily due to the migration from the pass category to the doubtful category of a $844,000 commercial real estate loan secured by manufactured housing parks.

Total special mention loans increased $2.5 million to $7.4 million at December 31, 2025 from $4.9 million at December 31, 2024 primarily due to the migration from the pass category to the special mention category of a $1.2 million commercial real estate loan relationship consisting of four loans secured by various multi-family properties, and the migration from the pass category to the special mention category of a $1.4 million commercial and industrial loan secured by business assets.

**Allowance for Credit Losses on Loans**

The measurement of Current Expected Credit Losses ("CECL") on loans requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, the Company considers forecasts about future economic conditions that are reasonable and supportable. On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the estimated fair value of the collateral, as applicable. The allowance for credit losses on loans, as reported in our consolidated statements of condition, is adjusted by a provision for credit losses, which is recognized in earnings, and reduced by the charge-off of loans, net of recoveries.

Determining the appropriateness of the allowance is complex and requires judgments by our management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolios, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods. While management's current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Going forward, the impact of utilizing the CECL approach to calculate the allowance for credit losses will be significantly influenced by the composition, characteristics and quality of our loan portfolios, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the allowance for credit losses, and therefore, greater volatility to our reported earnings.

In addition, bank regulators periodically review our allowance for credit losses on loans and as a result of such reviews, we may have to materially adjust our allowance for credit losses on loans or recognize further loan charge-offs.

The following table sets forth activity in our allowance for credit losses on loans and selected ratios for the periods indicated.

| | At or for the Year Ended December 31, 2025 | At or for the Six Months ended December 31, 2024 | 2023 | At or for the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| Allowance at beginning of period | $ 21,754 | $ 21,801 | $ 22,469 | $ 22,469 |
| Cumulative Effect Adjustment for the Adoption of ASC 326 | — | — | (2,311) | (2,311) |
| Provision for credit losses on loans | 3,646 | (25) | 1,575 | 2,163 |
| **Charge offs:** | | | | |
| Commercial real estate | 69 | — | — | — |
| Commercial and industrial | 27 | 111 | 345 | 345 |
| Commercial construction | — | — | — | — |
| Residential mortgages | 4 | 45 | — | 118 |
| Home equity loans and lines of credit | 23 | — | 12 | 12 |
| Consumer | 109 | 100 | 69 | 135 |
| Total charge-offs | 232 | 256 | 426 | 610 |
| **Recoveries:** | | | | |
| Commercial real estate | — | — | — | — |
| Commercial and industrial | 44 | 214 | 43 | 73 |
| Commercial construction | — | — | — | — |
| Residential mortgages | 48 | — | — | — |
| Home equity loans and lines of credit | 12 | — | 1 | 3 |
| Consumer | 33 | 20 | 11 | 14 |
| Total recoveries | 137 | 234 | 55 | 90 |
| Net charge-offs | 95 | 22 | 371 | 520 |
| Allowance at end of period | $ 25,305 | $ 21,754 | $ 21,362 | $ 21,801 |
| Allowance to non-performing loans | 224.93 % | 414.60 % | 178.27 % | 240.92 % |
| Allowance to total loans outstanding at the end of the period | 1.51 % | 1.49 % | 1.66 % | 1.60 % |
| Net charge-offs (recoveries) to average loans outstanding during the period (1) | | | | |
| Commercial real estate | 0.02 % | — % | — % | — % |
| Commercial and industrial | (0.02)% | (0.20)% | 0.68 % | 0.31 % |
| Commercial construction | — % | — % | — % | — % |
| Residential mortgages | (0.01)% | 0.01 % | — % | 0.02 % |
| Home equity loans and lines of credit | 0.01 % | — % | 0.02 % | 0.01 % |
| Consumer | 0.34 % | 0.65 % | 0.49 % | 0.52 % |
| Total | 0.01 % | — % | 0.06 % | 0.04 % |

(1) Annualized for the six months ended December 31, 2024 and 2023.

The allowance to total loans outstanding was 1.51% at December 31, 2025 compared to 1.49% at December 31, 2024. The increase in the allowance to total loans outstanding was primarily due to changes in current economic conditions. The allowance to non-performing loans was 224.93% at December 31, 2025 compared to 414.60% at December 31, 2024. The decrease in the allowance to non-performing loans was primarily due to the increase in non-accrual loans as described in "Non-Performing Assets".

The allowance to total loans outstanding was 1.49% at December 31, 2024 compared to 1.60% at June 30, 2024. The decrease in the allowance to total loans outstanding was primarily due to improvements in asset quality and economic conditions. The allowance to non-performing loans was 414.60% at December 31, 2024 compared to 240.92% at June 30, 2024. The increase in the allowance to non-performing loans was primarily due to the decrease in non-accrual loans.

*Allocation of Allowance for Credit Losses on Loans.* The following table sets forth the allowance for credit losses on loans allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for credit losses on loans allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | At December 31, | | | | | |
| | 2025 | | | 2024 | | |
| | Allowance for Credit Losses on Loans | Percent of Allowance in Category to Total Allocated Allowance | Percent of Loans in Each Category to Total Loans | Allowance for Credit Losses on Loans | Percent of Allowance in Category to Total Allocated Allowance | Percent of Loans in Each Category to Total Loans |
| | (Dollars in thousands) | | | | | |
| Commercial: | | | | | | |
| Commercial real estate . . . . . . . . . . . . | $ 7,438 | 29.4 % | 27.9 % | $ 6,125 | 28.2 % | 28.5 % |
| Commercial and industrial . . . . . . . . . | 3,031 | 12.0 % | 7.5 % | 2,576 | 11.8 % | 7.5 % |
| Commercial construction . . . . . . . . . . | 4,240 | 16.8 % | 10.2 % | 3,366 | 15.5 % | 9.0 % |
| Residential mortgages . . . . . . . . . . . . . | 8,837 | 34.9 % | 47.5 % | 7,930 | 36.5 % | 47.3 % |
| Home equity loans and lines of credit . . . . | 1,154 | 4.5 % | 5.8 % | 1,185 | 5.4 % | 6.5 % |
| Consumer . . . . . . . . . . . . . . . . . . . . . | 605 | 2.4 % | 1.1 % | 572 | 2.6 % | 1.2 % |
| Total . . . . . . . . . . . . . . . . . . . . . | $ 25,305 | 100.0 % | 100.0 % | $ 21,754 | 100.0 % | 100.0 % |

## Investment Activities

*General.* Our board of directors is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by the board of directors. This policy dictates that investment decisions be made based on the safety of the investment, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. Authorized officers, as selected by the board of directors, oversee our investing activities and strategies. The authorized officers include our President and Chief Executive Officer, Chief Financial Officer, and Senior Vice President, Controller.

Our investment policy authorizes us to invest in various types of investment securities and liquid assets, including U.S. Treasury obligations, securities of various government agencies and government-sponsored enterprises, including residential mortgage-backed securities and collateralized mortgage obligations, municipal securities, deposits at the FHLBNY, and corporate debt securities (limited to no more than 10% of total assets and no more than 15% of our capital in any single issuer). We do not engage in any investment hedging activities or trading activities, nor do we purchase any high-risk mortgage derivative products, corporate junk bonds, or certain types of structured notes.

Debt securities investment accounting guidance requires that, at the time of purchase, we designate a debt security as held to maturity, available for sale, or trading, depending on our ability and intent.

*U.S. Treasury Securities.* We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes and as collateral for borrowings.

*Mortgage-Backed Securities and Collateralized Mortgage Obligations.* We invest in fixed-rate mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMOs") issued by U.S. Government agencies or government-sponsored enterprises.

*Municipal Securities.* We invest in fixed-rate investment grade bonds issued primarily by municipalities in the State of New York.

*Corporate Debt Securities.* We invest in corporate debt securities issued primarily by companies in the financial sector.

The following table sets forth the amortized cost and estimated fair value of our securities portfolio (excluding Federal Home Loan Bank of New York and Federal Reserve Bank of New York common stock) at the dates indicated.

| | At December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| | **Amortized Cost** | **Estimated Fair Value** | **Amortized Cost** | **Estimated Fair Value** |
| | (In thousands) | | | |
| **Securities available for sale:** | | | | |
| U.S. Treasury | $ 54,483 | $ 54,752 | $ 217,412 | $ 216,706 |
| Mortgage-backed securities | 75,698 | 76,487 | 38,039 | 36,217 |
| Collateralized mortgage obligations | 68,938 | 69,673 | 51,498 | 50,789 |
| Municipal obligations | 19,477 | 19,519 | 17,782 | 17,825 |
| Total | $ 218,596 | $ 220,431 | $ 324,731 | $ 321,537 |
| **Securities held to maturity:** | | | | |
| Corporate debt securities | $ 39,637 | $ 37,844 | $ 22,000 | $ 18,878 |
| Municipal obligations | 2,336 | 2,331 | 3,616 | 3,579 |
| Total | $ 41,973 | $ 40,175 | $ 25,616 | $ 22,457 |

*Portfolio Maturities and Yields.* The composition and maturities of the debt securities portfolio at December 31, 2025 are summarized in the following table. Maturities of mortgage-backed securities and collateralized mortgage obligations are included based on their contractual lives. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | | Total | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Weighted Average Yield** | **Amortized Cost** | **Fair Value** | **Weighted Average Yield** |
| | (Dollars in thousands) | | | | | | | | | | |
| **Securities available for sale:** | | | | | | | | | | | |
| U.S. Treasury | $ 34,744 | 4.32 % | $ 19,739 | 4.27 % | $ — | — % | $ — | — % | $ 54,483 | $ 54,752 | 4.30 % |
| Mortgage-backed securities | — | — % | — | — % | — | — % | 75,698 | 4.83 % | 75,698 | 76,487 | 4.83 % |
| Collateralized mortgage obligations | — | — % | 13,314 | 5.31 % | 9,599 | 5.96 % | 46,025 | 4.98 % | 68,938 | 69,673 | 5.18 % |
| Municipal obligations (1) | 19,477 | 4.98 % | — | — % | — | — % | — | — % | 19,477 | 19,519 | 4.98 % |
| Total | $ 54,221 | | $ 33,053 | | $ 9,599 | | $ 121,723 | | $ 218,596 | $ 220,431 | |
| **Securities held to maturity:** | | | | | | | | | | | |
| Corporate debt securities | $ — | — % | $ 8,750 | 6.57 % | $ 30,887 | 6.28 % | $ — | — % | $ 39,637 | $ 37,844 | 6.35 % |
| Municipal obligations (1) | 2,148 | 4.92 % | 188 | 5.82 % | — | — % | — | — % | 2,336 | 2,331 | 4.99 % |
| Total | $ 2,148 | | $ 8,938 | | $ 30,887 | | $ — | | $ 41,973 | $ 40,175 | |

(1) The weighted average yields on municipal obligations are calculated on a tax equivalent basis.

**Sources of Funds**

*General.* Deposits have traditionally been our primary source of funds for our lending and investment activities. We also use borrowings, primarily FHLBNY advances, to supplement cash flows, as needed. In addition, funds are derived from scheduled loan payments, investment maturities, loan sales, loan prepayments, retained earnings and income on interest earning assets. While scheduled loan payments and income on interest earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

*Deposit Accounts.* The majority of our deposits are from depositors who reside in our primary market area. We access deposit customers by offering a broad selection of deposit instruments for individuals, businesses and municipalities. We generally request commercial business borrowers to maintain their primary deposit accounts with us. Our policy permits us to access brokered deposits if additional liquidity is necessary and, as of December 31, 2025, we had brokered deposits outstanding of $110.2 million in the certificates of deposit category. At December 31, 2025, we held $451.9 million in municipal deposits, which represented 26.0% of our deposits. We have developed a program for the retention and management of municipal deposits. These deposits are from local government entities such as towns, cities, school districts and other municipalities. We generally solicit their operating and savings accounts and not time-based deposits. Municipal deposit accounts are collateralized by eligible government and government agency securities and municipal obligations, and by FHLBNY letters of credit. We believe that municipal deposits provide a low cost and stable source of funds and we intend to continue to solicit these types of funds.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit, and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability, and customer preferences and concerns. We generally review our deposit pricing on a monthly basis and continually review our deposit mix. Our deposit pricing strategy has generally been to offer competitive rates, but generally not the highest rates offered in the market, and to periodically offer special rates to attract deposits of a specific type or with a specific term.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. We believe the variety of deposit accounts we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. See the section entitled *"Risks Related to Liquidity"* for more information.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

| | At December 31, 2025 | | | At December 31, 2024 | | |
|---|---|---|---|---|---|---|
| | Amount | Percent | Average Rate | Amount | Percent | Average Rate |
| | (Dollars in thousands) | | | | | |
| Non-interest-bearing demand accounts | $ 456,114 | 26.2 % | — | $ 454,296 | 28.7 % | — |
| Demand accounts | 130,354 | 7.5 % | 2.04 % | 138,427 | 8.7 % | 2.32 % |
| Savings accounts | 249,733 | 14.4 % | 0.13 % | 260,178 | 16.4 % | 0.10 % |
| Money market accounts | 633,516 | 36.4 % | 2.90 % | 558,484 | 35.2 % | 3.03 % |
| Certificates of deposit | 269,461 | 15.5 % | 3.70 % | 174,798 | 11.0 % | 3.91 % |
| Total | $ 1,739,178 | 100.0 % | 2.34 % | $ 1,586,183 | 100.0 % | 2.36 % |

The following table sets forth the distribution of total deposits by depositor type as of the dates indicated.

| | At December 31, 2025 | | At December 31, 2024 | |
|---|---|---|---|---|
| | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | |
| Retail deposits | $ 937,872 | 53.9 % | $ 848,505 | 53.5 % |
| Business deposits | 349,394 | 20.1 % | 297,936 | 18.8 % |
| Municipal deposits | 451,912 | 26.0 % | 439,742 | 27.7 % |
| Total | $ 1,739,178 | 100.0 % | $ 1,586,183 | 100.0 % |

Uninsured deposits represents the portion of deposit accounts that exceed FDIC insurance limits. The Company calculates its uninsured deposit balances based on the same methodologies and assumptions used for regulatory reporting requirements, which includes collateralized deposits.

The following table estimates uninsured deposits after certain exclusions:

| | At December 31, 2025 | At December 31, 2024 |
|---|---|---|
| | (In thousands) | |
| Uninsured deposits, per regulatory requirements | $ 771,944 | $ 688,288 |
| Less: Affiliate deposits | 30,759 | 44,051 |
| Collateralized deposits | 451,911 | 439,742 |
| Uninsured deposits, after exclusions | $ 289,274 | $ 204,495 |

Uninsured deposits after exclusions represents 16.6% and 12.9% of total deposits as of December 31, 2025 and 2024, respectively. The Company believes that this presentation of uninsured deposits provides a more accurate view of deposits at risk as affiliate deposits are not customer facing and therefore are eliminated upon consolidation, and collateralized deposits are fully secured by investments and municipal letters of credits.

As of December 31, 2025, the aggregate amount of all our certificates of deposit in amounts greater than or equal to $250,000 (the FDIC insurance limit) was approximately $27.4 million. The following table sets forth the maturity of these certificates as of December 31, 2025.

| | At December 31, 2025 |
|---|---|
| | (In thousands) |
| **Maturity Period:** | |
| Three months or less | $ 8,498 |
| Over three through six months | 14,200 |
| Over six through twelve months | 4,678 |
| Over twelve months | — |
| Total | $ 27,376 |

***Borrowings.*** Our borrowings consist of advances from the FHLBNY. As of December 31, 2025, the Company pledged approximately $777.1 million of residential mortgage, home equity and commercial loans as collateral for borrowings and stand-by letters of credit at the FHLBNY. At December 31, 2025, the maximum amount of funding available from the FHLBNY was $622.0 million, of which $50.0 million was utilized for borrowings and $245.0 million was utilized for irrevocable stand-by letters of credit issued to secure municipal deposits, resulting in $327.0 million of available borrowing capacity.

Borrowings outstanding at December 31, 2025 represented FHLBNY advances of $50.0 million with a rate of 3.96% with an original maturity of one year or less.

**Subsidiaries**

*Pioneer Financial Services, Inc.* Pioneer Financial Services, Inc., a New York corporation and wholly owned subsidiary of the Bank, provides wealth management services to the Bank's customers in partnership with LPL Financial, a registered broker dealer. The Bank incorporated Pioneer Financial Services, Inc. in 1997. It had $1.4 billion of assets under management at December 31, 2025. Pioneer Financial Services, Inc. operates from the Bank's headquarters in Albany, New York under the name Pioneer Wealth Management, and has licensed representatives available in our branch offices. Wealth management services provided by Pioneer Financial Services, Inc. to customers include investment advice, retirement income planning, estate planning, business succession and employer retirement planning. All disclosures in this Annual Report on Form 10-K relating to the Bank are consolidated to include the activities of Pioneer Financial Services, Inc.

*Pioneer Insurance Agency, Inc.* Pioneer Insurance Agency, Inc., a New York corporation and wholly owned subsidiary of the Bank, is a full-service insurance agency offering personal and commercial insurance, including homeowners, automobile and comprehensive business insurance, and works with major national insurance companies as well as specialty markets. Pioneer Insurance Agency, Inc. also offers employee benefits products and consulting services under the name Pioneer Benefits Consulting, including group health, dental, disability and life insurance products and defined contribution and defined benefit administration. Pioneer Insurance Agency, Inc. operates from the Bank's headquarters in Albany, New York. Expansion into the insurance and employee benefit services business has enabled the Bank to evolve from a traditional depository institution into a full-service financial services organization. All disclosures in this Annual Report on Form 10-K relating to the Bank are consolidated to include the activities of Pioneer Insurance Agency, Inc.

*Pioneer Consulting Solutions, Inc.* Pioneer Consulting Solutions, Inc., a New York corporation and wholly owned subsidiary of the Bank, includes the Human Resources (HR) Consulting division, which offers services to business clients in three ways: through outsourced HR services, in which an HR manager is assigned to a company to oversee all aspects of HR; project-based HR work, such as creating employee handbooks, overseeing audit compliance, providing training, and developing compensation studies; and leave management services, which involves enrolling employees in medical, caregiving or family leave programs and ensuring regulatory compliance with the federal government and multiple states. All disclosures in this Annual Report on Form 10-K relating to the Bank are consolidated to include the activities of Pioneer Consulting Solutions, Inc.

*Pioneer Capital Markets, Inc.* Pioneer Capital Markets, Inc., a Delaware corporation and a wholly owned subsidiary of Pioneer Capital Markets Holdings, Inc., is a broker-dealer focused on municipal bond trading which commenced operations in January 2026. Pioneer Capital Markets, Inc. is registered with Financial Industry Regulatory Authority (FINRA), Securities Investment Protection Corporation (SIPC) and the SEC, and is based in North Carolina.

*Pioneer Capital Markets Holdings, Inc.* Pioneer Capital Markets Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company is the holding company for Pioneer Capital Markets, Inc. It is expected that the only business activity of Pioneer Capital Markets Holdings, Inc. will be to own all of the stock of Pioneer Capital Markets, Inc.

**Personnel**

As of December 31, 2025, we had 257 full-time employees and 12 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

# SUPERVISION AND REGULATION

## General

The Bank is a national bank, regulated and supervised primarily by the OCC. The Bank is also subject to regulation by the FDIC in more limited circumstances because the Bank's deposits are insured by the FDIC. The Bank is also a member of the FHLBNY. This regulatory and supervisory structure establishes a comprehensive framework of the activities in which a depository institution may engage and is intended primarily for the protection of the FDIC's Deposit Insurance Fund, depositors and the banking system. Under this system of federal regulation, depository institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, asset quality, management, earnings, liquidity and sensitivity to market interest rates. The OCC examines the Bank and prepares reports for the consideration of its board of directors on identified deficiencies, if any. After completing an examination, the OCC issues a report of examination and assigns a rating (known as an institution's CAMELS rating). Under federal law and regulation, an institution may not disclose the contents of its reports of examination or its CAMELS ratings to the public. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies regarding classifying assets and establishing an adequate allowance for credit losses on loans for regulatory purposes. The Bank must obtain regulatory approval from the OCC before entering into certain transactions, including mergers with, or acquisitions of, other financial institutions.

As a New York-chartered mutual holding company, Pioneer Bancorp, MHC is regulated and subject to examination by the Federal Reserve Board while the NYSDFS is its chartering authority. As a bank holding company, the Company is also regulated and subject to examination by, and required to comply with the rules and regulations of, the Federal Reserve Board. The Company also is subject to the rules and regulations of the SEC under the federal securities laws.

Set forth below is a brief description of material regulatory requirements that are applicable to the Bank, the Company, Pioneer Capital Markets, Inc. and Pioneer Bancorp, MHC. The description is limited to certain material aspects of certain statutes and regulations that are addressed, and is not intended to be a complete list or description of such statutes and regulations and their effects on the Bank, the Company, Pioneer Capital Markets, Inc. and Pioneer Bancorp, MHC. See Item 1a – Risk Factors – "Risks Related to Legal, Regulatory, Fraud and Compliance Matters."

## Federal Bank Regulation

*Enforcement.* The OCC has primary enforcement responsibility over national banks. This includes authority to bring enforcement actions against the Bank, its directors, officers and employees and all "institution-affiliated parties," a term that includes certain stockholders, as well as attorneys, appraisers and accountants who knowingly or recklessly participate in specified misconduct which causes or is likely to cause financial loss or a significant adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to the removal of officers and/or directors, receivership, conservatorship or the termination of deposit insurance. Civil monetary penalties can be assessed for a wide range of violations of laws and regulations, unsafe and unsound practices and certain other actions. The maximum penalties that can be assessed are generally based on the type and severity of the violation, unsafe and unsound practice or other action, and are adjusted annually for inflation. The FDIC has authority to recommend to the OCC that an enforcement action be taken with respect to a particular insured bank. If action is not taken by the OCC, the FDIC has authority to take action under specified circumstances.

*Business Activities.* As a national bank, the Bank derives its lending and investment powers from the National Bank Act, as amended, and the regulations of the OCC. Under these laws and regulations, the Bank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business and consumer loans and leases, certain types of securities and certain other loans and assets. Unlike federal savings banks, national banks are not generally limited to a specified percentage of assets on various types of lending. The Bank may also establish subsidiaries that engage in activities permitted for the Bank as well as certain other activities.

*Capital Requirements.* Under OCC regulations, the Bank is subject to the Basel III capital rules, a comprehensive capital framework for U.S. banking organizations that became effective in January 2015.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets ratios of at least 4.5%, 6% and 8%, respectively, and a leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses on loans limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). The Bank exercised the opt-out election regarding the treatment of AOCI. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, a bank's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on perceived risks inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien residential mortgage loans, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The Federal banking agencies, including the OCC, issued a rule pursuant to The Economic Growth Regulatory Relief and Consumer Protection Act of 2018 (the "Regulatory Relief Act") to establish for institutions with assets of less than $10 billion a "community bank leverage ratio" (the ratio of a bank's Tier 1 capital to average total consolidated assets) of 9% that qualifying institutions may elect to use in lieu of the generally applicable leverage and risk-based capital requirements under Basel III. If an election to use the community bank leverage ratio capital framework is made, a qualifying bank with less than $10 billion in assets with capital exceeding the specified community bank leverage ratio is considered compliant with all applicable regulatory capital and leverage requirements, including the requirement to be "well capitalized." In November 2025, the federal banking agencies issued a proposed rule to lower the community bank leverage ratio to 8%. That proposed rule was not effective as of December 31, 2025. As of December 31, 2025 the Bank had not elected to be subject to the alternative community bank leverage ratio framework.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances. At December 31, 2025, the Bank exceeded each of its capital requirements.

*Standards for Safety and Soundness.* As required by statute, the federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness. The federal banking agencies use the guidelines that set forth the safety and soundness standards to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the OCC determines that a national bank fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard and take other appropriate action.

*Loans-to-One-Borrower.* A national bank generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of December 31, 2025, the Bank was in compliance with the loan-to-one-borrower limitations.

*Dividends.* Federal law and OCC regulations govern cash dividends by a national bank. A national bank is authorized to pay such dividends from undivided profits but must receive prior OCC approval if the total amount of dividends (including the proposed dividend) exceeds its net income in that year and the prior two years less dividends previously paid. A national bank may not pay a dividend if the dividend does not comply with applicable regulatory capital requirements, and the Bank may be further limited in payment of cash dividends if it does not maintain the capital conservation buffer described previously.

*Prompt Corrective Regulatory Action.* Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

The OCC has adopted regulations to implement the prompt corrective action framework under the Basel III capital rules. An institution is classified as "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 capital ratio of 6.5% or greater. An institution is classified as "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 capital ratio of 4.5% or greater. An institution is classified as "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 capital ratio of less than 4.5%. An institution is classified as "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 capital ratio of less than 3.0%. An institution is classified as "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets equal to or less than 2.0%. At December 31, 2025, the Bank was classified as a "well capitalized" institution.

At each successive lower capital category, a national bank is subject to more restrictions and prohibitions, including restrictions on growth, interest rates paid on deposits, payment of dividends, and acceptance of brokered deposits. Furthermore, if a national bank is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the OCC and its holding company, if applicable, must guarantee the performance of that plan. Based upon its capital levels, a national bank that is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the OCC, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized national bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized national bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized national banks must comply with one or more of a number of additional restrictions, including an order by the OCC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and limitations on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. Critically undercapitalized institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after the institution is determined to be critically undercapitalized.

***Transactions with Affiliates and Regulation W of the Federal Reserve Board.*** Transactions between banks and their affiliates are governed by federal law. Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board's Regulation W limit the extent to which a bank or its subsidiaries may engage in "covered transactions" with any one affiliate in an amount no more than 10.0% of the bank's capital stock and surplus, and with all transactions with all affiliates in an amount no more than 20.0% of the bank's capital stock and surplus. The term "covered transaction" includes making loans to, purchasing assets from, and issuing guarantees to, an affiliate, and other similar transactions. In addition, loans or other extensions of credit by a bank to an affiliate are required to be collateralized according to the requirements set forth in Section 23A of the Federal Reserve Act. Section 23B applies to "covered transactions" as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. Section 23B transactions also include the bank's providing services and selling assets to an affiliate.

***Extensions of Credit to Insiders and Regulation O of the Federal Reserve Board.*** Sections 22(g) and (h) of the Federal Reserve Act, and the Federal Reserve Board's implementing regulation, Regulation O, place restrictions on loans to a bank's and its affiliates' insiders, i.e., executive officers, directors and principal stockholders, and those individuals' related interests. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and to these persons' related interests, together with all other outstanding loans to such persons and related interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with unaffiliated persons, and also requires approval by the majority of the board of directors for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution's unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

***Federal Insurance of Deposit Accounts.*** The Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Deposit accounts in the Bank are insured up to a maximum of $250,000 for each separately insured depositor. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or regulatory condition imposed in writing. As of the date of this Annual Report on Form 10-K, the Bank is not aware of any practice, condition or violation that might lead to termination of its deposit insurance.

The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. Under the FDIC's risk-based assessment system, institutions deemed less risky pay lower assessments. Assessments for institutions with less than $10 billion of assets, such as the Bank, are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments and increased initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. As a result, effective January 1, 2023, assessment rates for institutions of the Bank's size ranged from 2.5 to 32 basis points. Any significant future increase in insurance premiums may have an adverse effect on the operating expenses and results of operations of the Bank. The Bank cannot predict what its insurance assessment rates will be in the future.

***Privacy Regulations.*** Federal regulations generally require that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship and annually thereafter when the information in the privacy notice has changed since the customer received the previous notice. In addition, the Bank is required to provide its customers with the ability to "opt-out" of having their personal information shared with unaffiliated third parties, and to not disclose account numbers or access codes to non-affiliated third parties for marketing purposes.

***Community Reinvestment Act.*** All national banks have a responsibility under the Community Reinvestment Act ("CRA") and related federal regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a national bank, the OCC is required to evaluate and rate the bank's record of compliance with the CRA. A national bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on certain of its activities such as branching or mergers. The Bank's latest CRA rating in September 2023 was "Outstanding."

*Consumer Protection and Fair Lending Regulations.* The Bank is subject to a variety of federal statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief.

*Cybersecurity.* Banking organizations are required to notify their primary federal regulator as soon as possible and no later than 36 hours after determining that a "computer-security incident" that arises to the level of a "notification incident" has occurred. A notification incident is a "computer-security incident" that has materially disrupted or degraded, or is reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. Bank service providers are also required to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for four or more hours.

*The USA PATRIOT Act and the Bank Secrecy Act.* The USA PATRIOT Act and the Bank Secrecy Act and their implementing regulations require financial institutions to develop programs to assist U.S. government agencies in detecting and preventing money laundering and terrorist financing activities and to report suspicious activities. The USA PATRIOT Act also gives the federal government powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The federal banking agencies are required to take into consideration the effectiveness of controls designed to combat money laundering activities in determining whether to approve a merger or other acquisition application of a member institution. Accordingly, if we engage in a merger or other acquisition, our controls designed to combat money laundering would be considered as part of the application process. In addition, non-compliance with these laws and their implementing regulations could result in fines, penalties and other enforcement measures. We have developed policies, procedures and systems designed to comply with these laws and regulations.

## Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. The Bank, as a member of the FHLBNY, is required to acquire and hold shares of capital stock in the FHLBNY. The Bank was in compliance with this requirement at December 31, 2025.

## Holding Company Regulation

*Federal Holding Company Regulation.* Pioneer Bancorp, MHC and the Company are bank holding companies registered with the Federal Reserve Board and are subject to regulations, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over Pioneer Bancorp, MHC and the Company and their non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary bank. The Federal Reserve Board must generally approve the acquisition of additional banks or savings associations by bank holding companies.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities the Federal Reserve Board determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including that its depository institution subsidiaries are "well capitalized" and "well managed," to opt to become a "financial holding company." A "financial holding company" may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. As of December 31, 2025, Pioneer Bancorp, MHC and the Company elected to be "financial holding companies."

*Capital.* The Federal Reserve Board must establish for all bank holding companies minimum consolidated capital requirements that are as stringent as those required for their insured depository subsidiaries. Pursuant to the Regulatory Relief Act, bank holding companies with less than $3.0 billion in consolidated assets generally are not subject to the capital requirements unless otherwise advised by the Federal Reserve Board.

*Source of Strength Doctrine.* The "source of strength doctrine" requires bank holding companies to provide assistance to their subsidiary depository institutions in the event the subsidiary depository institutions experience financial difficulty. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of financial and managerial strength to their subsidiary depository institutions.

*Dividends and Stock Repurchases.* A bank holding company is generally required to give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The Federal Reserve Board has issued a policy statement regarding capital distributions, including dividends, by bank holding companies. In general, the policy provides that dividends should be paid only from current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. The policy also requires that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity, and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Additionally, under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

*Waivers of Dividends by Pioneer Bancorp, MHC*. The Company may pay dividends on its common stock to public stockholders. If it does, it is also required to pay the same dividends per share to Pioneer Bancorp, MHC, unless Pioneer Bancorp, MHC elects to waive the receipt of dividends. Pioneer Bancorp, MHC must receive the prior approval of the Federal Reserve Board before it may waive the receipt of any dividends from the Company. However, current Federal Reserve Board policy prohibits a mutual holding company that is regulated as a bank holding company, such as Pioneer Bancorp, MHC, from waiving the receipt of dividends paid by its subsidiary holding company. Moreover, the Federal Reserve Board has issued an interim final rule applicable to federally-chartered mutual holding companies, stating that it will not object to dividend waivers under certain circumstances, provided (1) the mutual holding company's members have approved the dividend waivers by a majority of eligible votes, (2) each officer or trustee of the mutual holding company and mid-tier stock holding company, and any tax-qualified or non-tax qualified stock benefit plan in which such individual participates that holds any shares of stock to which the waiver would apply waives the right to receive any dividends declared, *or* the dividend waivers are approved by a majority of the entire board of trustees of the mutual holding company with any officer or trustee of the mutual holding company having any direct or indirect ownership interest in the common stock of the subsidiary mid-tier holding company abstaining from the board of directors vote, and

(3) any dividends waived by the mutual holding company are considered in determining an appropriate exchange ratio in the event of a conversion of the mutual holding company to stock form.

Because of the foregoing Federal Reserve Board restrictions on the ability of a mutual holding company, such as Pioneer Bancorp, MHC, to waive the receipt of dividends declared by its subsidiary mid-tier stock holding company, it is unlikely that Pioneer Bancorp, MHC will be able to waive the receipt of any dividends declared by the Company. Therefore, unless Federal Reserve Board regulations or policy change by allowing Pioneer Bancorp, MHC to waive the receipt of dividends declared by the Company without diluting minority stockholders, it is unlikely that the Company will pay any dividends.

*Possible Conversion of Pioneer Bancorp, MHC to Stock Form.* In the future, Pioneer Bancorp, MHC may convert from the mutual to capital stock form of ownership, in a transaction commonly referred to as a "second-step conversion." In a second-step conversion, depositors of the Bank would have subscription rights to purchase common stock of the fully-converted company and the public stockholders of the Company would be entitled to exchange their shares of common stock for an equal percentage of shares of the fully-converted company, subject to adjustment if required by the Federal Reserve Board, to reflect any dividends waived by Pioneer Bancorp, MHC or assets owned by Pioneer Bancorp, MHC.

The board of trustees of Pioneer Bancorp, MHC has no current plans to undertake a second-step conversion transaction. Any second-step conversion transaction would require the approval of holders of a majority of the outstanding shares of the Company's common stock (excluding shares held by Pioneer Bancorp, MHC) and the approval of depositors of the Bank. Stockholders will not be able to force a second-step conversion without the consent of Pioneer Bancorp, MHC since a second-step conversion also requires the approval of a majority of all of the outstanding common stock of the Company, which can only be achieved if Pioneer Bancorp, MHC votes to approve the second-step conversion.

*Acquisition.* Federal laws and regulations provide that no person (including a company) may acquire direct or indirect control of a bank holding company, such as the Company, or a bank without the prior non-objection or approval of the Federal Reserve Board and/or the OCC pursuant to the Change in Bank Control Act and its implementing regulations. Control, as defined under the applicable regulations, means the power, directly or indirectly, to direct the management or policies of the company or to vote 25% or more of any class of voting securities of the company. Acquisition of 10% or more of any class of a bank holding company's voting securities constitutes a rebuttable presumption of control under certain circumstances, including where, as is the case with the Company, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

Any company that seeks to acquire "control" within the meaning of the Bank Holding Company Act, and the Federal Reserve Board regulations issued thereunder, must receive the prior approval of the Federal Reserve Board under the Bank Holding Company Act and, upon the acquisition, becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve Board.

**Broker-Dealer Regulation**

*General.* Pioneer Capital Markets, Inc. is a broker-dealer that is registered with the SEC, a member of FINRA and the Municipal Securities Rulemaking Board ("MSRB"), and licensed in the states of New York and North Carolina, and various other self-regulatory organizations.

Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, which include FINRA, the MSRB or national securities exchanges. Self-regulatory organizations adopt rules (which are subject to approval by the SEC) for governing their members and the industry. Broker-dealers are also subject to federal regulation and the securities laws of each state where they conduct business. Pioneer Capital Markets, Inc. is primarily subject to regulation, supervision and regular examination by FINRA.

Broker-dealers are subject to extensive laws, rules and regulations, including sales and trading practices, capital adequacy, record keeping and reporting, the conduct of directors, officers, and employees, qualification and licensing of supervisory and sales personnel, marketing practices, supervisory and organizational procedures intended to ensure compliance with securities laws, limitations on extensions of credit in securities transactions, clearance and settlement procedures, and rules designed to promote high standards of commercial conduct and just and equitable principles of trade. Broker-dealers are regulated by state securities administrators in those jurisdictions where they do business. Regulators may conduct periodic examinations and review reports of our operations, controls, supervision, performance, and financial condition. The rules of the MSRB, which are enforced by the SEC and FINRA, apply to the municipal securities activities of Pioneer Capital Markets, Inc.

Violations of laws, rules and regulations governing a broker-dealer's actions could result in censure, penalties and fines, the issuance of cease-and-desist orders, the restriction, suspension, or expulsion from the securities industry of such broker-dealer, its registered representatives, officers or employees, or other similar adverse consequences.

*Net Capital Requirements.* The SEC, FINRA and various other regulatory authorities have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. Rule 15c3-1 of the Exchange Act (the "Net Capital Rule") requires that a broker-dealer maintain minimum net capital. Generally, a broker-dealer's net capital is net worth plus qualified subordinated debt less deductions for non-allowable (or non-liquid) assets and other adjustments and operational charges. As of December 31, 2025, Pioneer Capital Markets, Inc. was in compliance with applicable net capital requirements.

The SEC, FINRA and other regulatory organizations impose rules that require notification when net capital falls below certain predefined thresholds. These rules dictate the ratio of debt-to-equity in the regulatory capital composition of a broker-dealer, and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, it may be subject to penalties and other regulatory sanctions, including suspension or revocation of registration by the SEC or applicable regulatory authorities, and suspension or expulsion by these regulators could ultimately lead to the broker-dealer's liquidation. Additionally, the Net Capital Rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to, and approval from, the SEC and FINRA for certain capital withdrawals.

*Securities Investor Protection Corporation ("SIPC").* Pioneer Capital Markets, Inc. is subject to the Securities Investor Protection Act and belongs to SIPC, whose primary function is to provide financial protection for the customers of failing brokerage firms. SIPC provides protection for customers up to $500,000, of which a maximum of $250,000 may be in cash, but does not cover any market losses. As of December 31, 2025, Pioneer Capital Markets, Inc. did not have any customers.

## Federal Securities Laws

The Company's common stock is registered with the SEC. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

*Sarbanes-Oxley Act of 2002.* The Sarbanes-Oxley Act is intended to improve corporate responsibility, provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The Company has policies, procedures and systems designed to comply with the Sarbanes-Oxley Act and its implementing regulations, and the Company will review and document such policies, procedures and systems to ensure continued compliance.

*Incentive Compensation*. In October 2022, the SEC adopted a final rule implementing the incentive-based compensation recovery ("clawback") provisions of the Dodd-Frank Act. The final rule directs national securities exchanges and associations, including Nasdaq, to require listed companies to develop and implement clawback policies to recover erroneously awarded incentive-based compensation from current or former executive officers in the event of a required accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and to disclose their clawback policies and any actions taken under these policies. On June 9, 2023, the SEC approved the Nasdaq proposed clawback listing standards, including the amendments that delayed the effective date of the rules to October 2, 2023. Each listed issuer, including the Company, was required to adopt a clawback policy within 60 days after the effective date, or December 1, 2023. The Company met the requirement.

# TAXATION

## Federal Taxation

***General.*** The Company and its subsidiaries are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

***Method of Accounting.*** For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

***Capital Loss Carryovers.*** Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which carried and is used to offset any capital gains. Any loss remaining after the five year carryover period that has not been deducted is no longer deductible. At December 31, 2025, the Bank had no capital loss carryovers.

***Corporate Dividends.*** We may generally exclude from our income 100% of dividends received from the Bank as a member of the same affiliated group of corporations.

## State Taxation

Taxable income is apportioned to New York State based on the location of the taxpayer's customers, with special rules for income from certain financial transactions. The location of the taxpayer's offices and branches are not relevant to the determination of income apportioned to New York State. The statutory tax rate is currently 6.5% if New York State business income is less than $5.0 million, or 7.25% if New York State business income exceeds $5.0 million. An alternative tax on apportioned capital, capped at $5.0 million for a tax year, is imposed to the extent that it exceeds the tax on apportioned income. The New York State alternative tax rate is 0.1875% for tax years 2021-2025. Qualified community banks and thrift institutions that maintain a qualified loan portfolio are entitled to a specially computed modification that reduces the income taxable to New York State.

**ITEM 1A.        Risk Factors**

**Risk Factors Summary**

An investment in our common stock involves substantial risks and uncertainties. Stockholders should carefully consider all of the information in this section. The most significant risks include the following:

*Risks Related to Changes in Macroeconomic Conditions, Interest Rates and Inflation*

- Our business may be adversely affected by economic downturns in our market area and the national economy.
- Changes in interest rates may reduce our profits.
- Inflation can have an adverse impact on our business and on our customers.
- Lawmakers' failure to address the federal debt ceiling in a timely manner, downgrades of the U.S. credit rating, potential government shutdowns, and uncertain credit and financial market conditions may affect the stability of securities issued or guaranteed by the federal government, which may affect the valuation or liquidity of our investment securities portfolio and increase future borrowing costs.
- Changes in market conditions, changes in discount rates, changes in mortality assumptions or lower returns on assets may increase required contributions to, and costs associated with, our tax-qualified defined benefit plan in future periods.
- Changes in the valuation of our securities portfolio may reduce our profits and our capital levels.

*Risks Related to Lending*

- Our loan portfolio consists of a high percentage of loans secured by commercial real estate. These loans carry a greater credit risk than loans secured by one- to four-family properties.
- A portion of our loan portfolio is comprised of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses.
- We make and hold in our portfolio commercial construction loans, which are considered to have greater credit risk than residential mortgage loans.
- Our allowance for credit losses on loans may not be sufficient to absorb losses in our loan portfolio.
- If our non-performing assets increase, our earnings will be adversely affected.
- A portion of our loan portfolio consists of loan participations secured by properties outside our market area. Loan participations may have a higher risk of loss than loans we originate because we are not the lead lender and we have limited control over credit monitoring.

*Risks Related to Legal, Regulatory, Fraud and Compliance Matters*

- We are subject to fraud and compliance risk.
- We are a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operations.
- We are subject to sanctions and other negative actions if regulatory agencies with supervisory authority over us determine that we failed to comply with applicable laws and regulations.
- Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations will subject us to fines or sanctions.
- Changes in laws and regulations and the cost of compliance with new laws and regulations may adversely affect our operations and our income.
- Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.
- We are subject to the Community Reinvestment Act ("CRA") and fair lending laws, and failure to comply with these laws could lead to material penalties.
- Our broker-dealer business subjects us to regulatory risks.
- The level of our commercial real estate loan portfolio subjects us to additional regulatory scrutiny.
- We are subject to environmental liability risk associated with lending activities.

- Environmental matters and related legislative and regulatory initiatives may materially affect our business and results of operations.

*Risks Relating to Accounting Matters*

- Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.
- Changes in accounting standards could affect reported earnings.
- The cost of additional finance and accounting systems, procedures and controls in order to satisfy our public company reporting requirements has increased and will continue to increase our expenses.

*Risks Related to Liquidity*

- A lack of liquidity could adversely affect our financial condition and results of operations.
- Municipal deposits are price sensitive and could result in an increase in interest expense or funding fluctuations.

*Risks Related to Our Insurance and Wealth Management Businesses*

- Conditions in insurance markets could adversely affect our earnings.
- Involvement in wealth management creates risks associated with the industry

*Risks Related to Operations*

- Strong competition within our market area may reduce our profits and slow growth.
- We use a mortgage banking company to originate residential mortgage loans.
- Our financial condition and results of operations may be adversely affected if we fail to grow or fail to manage our growth effectively.
- We continually encounter technological changes and the failure to understand and adapt to these changes could hurt our business.
- We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.
- Our success depends on attracting and retaining certain key personnel.
- Systems failures or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.
- Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.
- We are a community financial institution and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.
- Severe weather, acts of terrorism, geopolitical and other external events could impact our ability to conduct business.
- Impairment of goodwill could adversely affect our financial condition and results of operations.
- The risks presented by acquisitions could adversely affect our financial condition and results of operations.
- New lines of business or new products and services may subject us to additional risks.
- The development and use of artificial intelligence ("AI") presents risks and challenges that may adversely impact our business.

*Risks Relating to Ownership of Our Common Stock*

- Pioneer Bancorp, MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.
- Our common stock is not heavily traded, and the stock price may fluctuate significantly.
- Federal Reserve Board regulations and policy effectively prohibit Pioneer Bancorp, MHC from waiving the receipt of dividends, which will likely preclude us from paying any dividends on our common stock.
- Various factors may make takeover attempts more difficult to achieve.

**Risks Related to Changes in Macroeconomic Conditions, Interest Rates and Inflation**

**Our business may be adversely affected by economic downturns in our market area and the national economy.**

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market area, the Capital Region of New York and surrounding markets. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial and industrial and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans.

Economic conditions in our primary market continue to be impacted by the inflationary and current interest rate environment. Any further deterioration in economic conditions could result in a material adverse effect on our business, financial condition, liquidity and results of operations. Further, we have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability. At December 31, 2025, approximately $1.5 billion, or 91.4%, of our total loan portfolio was secured by real estate, most of which is located in our primary lending market, the Capital Region of New York and surrounding markets. Declines in real estate values in the Capital Region of New York and surrounding markets as a result of unemployment, inflation, changes in tax laws, a recession or other factors outside our control could significantly impair the value of the collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower's obligations to us. This could require increasing our allowance for credit losses on loans to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

**Changes in interest rates may reduce our profits.**

Our profitability, like that of most financial institutions, depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements. Factors such as inflation, recession and instability in financial markets, among other factors beyond our control, may affect interest rates.

During 2022 and 2023, the Federal Reserve Board in order to combat high inflation increased the Fed Funds target range multiple times to a target range of 5.25% to 5.50% as of June 30, 2024. Subsequently during 2024 and 2025, the Federal Reserve Board decreased the Fed Funds target range multiple times to its current target range of 3.50% to 3.75% as of December 31, 2025. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to reinvest such loan or securities prepayments into lower-yielding assets, which may also negatively impact our income. Decreases in interest rates can also result in interest rates we receive on our loans and investments decreasing faster than the interest rates on deposits, causing our interest rate spread to decrease, which would have a negative effect on our net interest income and profitability. Conversely, increases in interest rates can result in interest rates on our deposits increasing faster than the interest rates we receive on our loans and investments, causing our interest rate spread to decrease, which would have a negative effect on our net interest income and profitability. Furthermore, increases in interest rates may adversely affect the ability of borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase.

If interest rates do decrease, we expect that our net portfolio value of equity would increase. Net portfolio value of equity represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities, adjusted for the value of off-balance sheet contracts. At December 31, 2025 and assuming a 100 basis points decrease in market interest rates, we estimate that our net portfolio value would increase by $29.9 million, or 9.6%. Additionally, at December 31, 2025, and assuming a 100 basis points increase in market interest rates, we estimate that our net portfolio value would decrease by $23.4 million, or 7.6%.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, changes in interest rates can still have a material adverse effect on our financial condition, liquidity and results of operations. Changes in interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques are based on management's predictions, assumptions, and estimates, and there can be no assurance that our risk modeling will accurately predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

**Inflation can have an adverse impact on our business and on our customers.**

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As a result of sustained inflationary pressures, the Federal Reserve Board increased the federal funds rate to a target range of 5.25% to 5.50% as of June 30, 2024. Subsequently during 2024 and 2025, the Federal Reserve Board decreased the Fed Funds target range multiple times to its current target range of 3.50% to 3.75% as of December 31, 2025. To the extent these interventions do not mitigate the volatility and uncertainty related to inflation and the effects of inflation, or to the extent conditions otherwise worsen, we could experience adverse effects on our business, financial condition, and results of operations. As inflation increases, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our noninterest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

**Lawmakers' failure to address the federal debt ceiling in a timely manner, downgrades of the U.S. credit rating, potential government shutdowns, and uncertain credit and financial market conditions may affect the stability of securities issued or guaranteed by the federal government, which may affect the valuation or liquidity of our investment securities portfolio and increase future borrowing costs.**

As a result of uncertain political, credit and financial market conditions, including the potential consequences of the federal government defaulting on its obligations for a period of time due to federal debt ceiling limitations or other unresolved political issues, investments in financial instruments issued or guaranteed by the federal government pose credit default and liquidity risks. Given that future deterioration in the U.S. credit and financial markets is a possibility, no assurance can be made that losses or significant deterioration in the fair value of our U.S. government issued or guaranteed investments will not occur. At December 31, 2025, we had approximately $200.9 million invested in U.S. government, U.S. government agency obligations and Government-sponsored enterprises obligations. Instability in the U.S. political, credit and financial market conditions may increase our future borrowing costs.

**Changes in market conditions, changes in discount rates, changes in mortality assumptions or lower returns on assets may increase required contributions to, and costs associated with, our tax-qualified defined benefit plan in future periods.**

The funded status and benefit obligations of our tax-qualified defined benefit plan ("pension plan") are dependent upon many factors, including returns on invested assets, certain market interest rates, and the discount rates and mortality assumptions used to determine pension obligations. The pension plan liability is calculated based on various actuarial assumptions, including mortality expectations, discount rates and expected long-term rates of return on plan assets. Unfavorable returns on plan assets could materially change the amount of required plan funding, which would reduce the cash available for our operations. In addition, a decrease in the discount rate and/or changes in the mortality assumptions used to determine pension obligations could increase the estimated value of our pension obligations, which would require us to increase the amounts of future contributions to the plan, thereby reducing our equity and our costs associated with the plan may substantially increase in future periods.

**Changes in the valuation of our securities portfolio may reduce our profits and our capital levels.**

Our securities portfolio may be affected by fluctuations in market value, potentially reducing accumulated other comprehensive income or earnings. Fluctuations in market value may be caused by changes in market interest rates, lower market prices for securities and limited investor demand. Management evaluates securities for credit losses on a quarterly basis, with more frequent evaluation for selected issues. In analyzing a debt issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, industry analysts' reports and spread differentials between the effective rates on instruments in the portfolio compared to risk-free rates. If this evaluation shows a credit loss exists an allowance for credit losses is recorded for the credit loss. Changes in interest rates may also have an adverse effect on our financial condition, as our available-for-sale securities are reported at their estimated fair value, and therefore are affected by fluctuations in interest rates. We increase or decrease our stockholders' equity by the amount of change in the estimated fair value of the available-for-sale securities, net of taxes. Declines in market value may indicate that credit losses exist for these assets, which may lead to accounting charges that could have a material adverse effect on our net income and stockholders' equity.

**Risks Related to Lending**

**Our loan portfolio consists of a high percentage of loans secured by commercial real estate. These loans carry a greater credit risk than loans secured by one- to four-family properties.**

Our loan portfolio includes commercial real estate loans, primarily loans secured by multi-family properties, office buildings, industrial facilities, retail facilities and other commercial properties. At December 31, 2025, our commercial real estate loans totaled $466.5 million, or 27.9%, of our total loan portfolio. Our commercial real estate loans expose us to greater risk of nonpayment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation and income stream of the borrower's business. Continued uncertainty or weakness in economic conditions may impair a borrower's business operations and lead to existing lease turnover. Vacancy rates for retail, office and industrial space may increase, which could result in rents falling. The combination of these factors could result in deterioration in the fundamentals underlying the commercial real estate market and the deterioration in value of some of our loans, especially in industries that have been particularly adversely impacted by long-term work-from-home arrangements, including retail stores, hotels and office buildings, for example. Any such deterioration could adversely affect the ability of our borrowers to repay the amounts due under their loans. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral. In addition, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Accordingly, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios. An unexpected adverse development on one or more of these types of loans can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan. In addition, the physical condition of non-owner occupied properties may be below that of owner-occupied properties due to lax property maintenance standards, which have a negative impact on the value of the collateral properties. As our commercial real estate loans increase, the corresponding risks and potential for losses from these loans may also increase, which would adversely affect our business, financial condition and results of operations.

**A portion of our loan portfolio is comprised of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses.**

At December 31, 2025, $124.9 million, or 7.5% of our total loan portfolio, was comprised of commercial and industrial loans and lines of credit to a variety of small and medium-sized businesses in our market area collateralized by general business assets including, among other things, accounts receivable and inventory, and we may augment this collateral with additional liens on real property. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a per loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as inventory, which may decline in value more rapidly than we anticipate, or may be difficult to market and sell, exposing us to increased credit risk. For loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate or individual business activities of our commercial customers could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

**We make and hold in our portfolio commercial construction loans, which are considered to have greater credit risk than residential mortgage loans.**

We originate and purchase commercial construction loans primarily to developers to finance the construction of commercial and multi-family properties or to acquire land for development of commercial and multi-family properties and to finance infrastructure improvements. We also provide commercial construction loans to local developers for the construction of one- to four-family residential developments, and originate rehabilitation loans, enabling the borrower to partially or totally refurbish an existing structure. At December 31, 2025, commercial construction loans were $169.7 million, or 10.2% of our total loan portfolio. We also had undrawn amounts on the commercial construction loans totaling $66.4 million at December 31, 2025. The primary credit risks associated with construction lending are underwriting risks, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed project. They include affordability risk, which means the risk of affordability of financing by borrowers, product design risk, and risks posed by competing projects.

Commercial construction loans are considered more risky than residential mortgage loans because funds are advanced based on an estimate of costs that will produce a future value at completion. Uncertainties inherent in estimating construction costs and the market value of the completed project, as well as the effects of governmental regulation, make it difficult to accurately evaluate the total funds required to complete a project and the completed project's loan-to-value ratio. If our estimated value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss.

Construction loans may also require active monitoring of the building process, including cost comparisons and on-site inspections, making these loans more difficult and costly to monitor. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which can complicate the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction and assume the market risk of selling the project at a future market price, which may or may not enable us to fully recover unpaid loan funds and associated construction and liquidation costs. Furthermore, in the case of speculative construction loans, there is the added risk associated with identifying an end-purchaser for the finished project. Loans on land under development or held for future construction pose additional risks because of the lack of income being produced by the property and the potential illiquid nature of the collateral. These risks can be significantly impacted by supply and demand. As a result, this type of lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor themselves to repay principal and interest. A material increase in our non-performing construction loans could have a material adverse effect on our financial condition and results of operation.

**Our allowance for credit losses on loans may not be sufficient to absorb losses in our loan portfolio.**

We maintain an allowance for credit losses on loans, which is established through a provision for credit losses that represents management's best estimate of credit losses within our existing portfolio of loans. We make various assumptions and judgments about the collectability of loans in our portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans. In determining the adequacy of the allowance for credit losses on loans, we rely on our experience and our evaluation of economic conditions. If our assumptions prove to be incorrect, or if certain intervening events occur (like fraud by a customer or a pandemic), our allowance for credit losses on loans may not be sufficient to cover losses in our loan portfolio, and adjustments may be necessary to address different economic conditions or adverse developments in our loan portfolio. Consequently, a problem with one or more loans could require us to significantly increase our provision for credit losses. In addition, banking regulators periodically review our allowance for credit losses on loans and may require us to increase our provision for credit losses or recognize additional loan charge-offs. Material additions to the allowance for credit losses on loans would materially decrease our net income and would adversely affect our business, financial condition and results of operations.

**If our non-performing assets increase, our earnings will be adversely affected.**

At December 31, 2025, our non-performing assets, which consist of non-performing loans and other real estate owned, were $11.3 million, or 0.52% of total assets. Our non-performing assets adversely affect our net income in various ways:

- we record interest income only on the cash basis or cost-recovery method for non-accrual loans and we do not record interest income for other real estate owned;

- we must provide for loan losses through a current period charge to the provision for credit losses;

- non-interest expense increases when we write down the value of properties in our other real estate owned portfolio to reflect changing market values;

- there are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees; and

- the resolution of non-performing assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our non-performing assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

**A portion of our loan portfolio consists of loan participations secured by properties outside our market area. Loan participations may have a higher risk of loss than loans we originate because we are not the lead lender and we have limited control over credit monitoring.**

We purchase commercial real estate loan participations, commercial and industrial loan participations, and commercial construction loan participations (loans made by a group of lenders, including us, who share or participate in a specific loan) secured by properties outside our market area in which we are not the lead lender. We have purchased loan participations secured by various types of collateral such as real estate, equipment and other business assets. Loan participations may have a higher risk of loss than loans we originate because we rely in part on the lead lender to monitor the performance of the loan. Moreover, our decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. At December 31, 2025, there were $37.9 million commercial construction, $21.0 million commercial real estate and no commercial and industrial loan participations outside our market area. At December 31, 2025, no loan participations were delinquent 60 days or more. If our underwriting of these participation loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

We may, in the future, participate in structured financing transactions involving businesses inside and outside our market area that require alternative financing arrangements. While these types of arrangements may generate more income than our traditional commercial loans that we originate and hold in our portfolio, they generally have greater credit risk because they involve lending to borrowers with higher risk profiles, the issuance of more complex financial instruments and the valuation of more complex underlying collateral.

**Risks Related to Legal, Regulatory, Fraud and Compliance Matters**

**We are subject to fraud and compliance risk.**

We are susceptible to fraudulent activity committed against us or our clients, which has and may continue to result in negative impacts to the Company which may include, but are not limited to, financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation, governmental and regulatory sanctions and penalties, or damage to our reputation. We have experienced fraudulent activities that are adversely impacting our current financial performance and results of operations. See "Part II, Item 8 – Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities," and "Item 3 – Legal Proceedings," for further details on these fraudulent activities and their impacts.

We are also subject to fraud and compliance risk, and have experienced fraudulent activities in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals.

While we maintain a system of internal controls and other measures to mitigate against such risks, there can be no assurance that fraudulent incidents or losses will not occur again or that such acts will be detected in a timely manner. If we fail to prevent or detect any such occurrence, or if any resulting loss is not insured, exceeds applicable insurance limits or if the insurance companies dispute or deny coverage, it could have a material adverse effect on our business, financial condition and results of operations. With respect to the fraud described in "Part II, Item 8 – Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities," and the proceedings described in "Item 3 – Legal Proceedings," our insurance carriers have (a) denied coverage with respect to some of the claims, (b) accepted coverage, subject to certain conditions, with respect to some of the claims, and (c) sought additional information from the Company in order to further evaluate coverage. Costs related to the proceedings described in these two sections have exceeded the applicable limits and deductibles of our insurance policies. Further, though certain legal fees and expenses associated with these proceedings have been borne by our insurance carriers, up to applicable coverage limits and deductibles, such limits and deductibles have been met and/or exceeded, and we do not expect to recognize any additional insurance recoveries related to these claims. Because the amounts and timing of such legal fees and litigation-related expenses are inherently difficult to predict, there can be no assurance that legal fees and litigation-related expenses incurred by us in these proceedings will not continue to materially exceed the applicable insurance coverage limits and deductibles.

**We are a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operations.**

The Company and the Bank are involved in a variety of litigation and other proceedings. See "Item 3 – Legal Proceedings," and "Part II, Item 8 – Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities," for details. We are prosecuting and defending these lawsuits and other proceedings vigorously, and management believes that the Bank has substantial defenses to the claims that have been asserted. The ultimate outcome of any such proceedings cannot be predicted with any certainty. It also remains possible that other private parties or governmental authorities will pursue additional claims against the Bank as a result of the Bank's dealings with certain of the Mann Entities or as a result of the actions taken by the Pioneer Parties (each as defined below). The Company's and the Bank's legal fees, costs and expenses related to these actions are significant and are expected to continue to be significant. In addition, costs associated with potentially prosecuting, litigating or settling any litigation, satisfying any adverse judgments, if any, or other proceedings, could be significant. These future costs, settlements, judgments, sanctions or other expenses could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

In addition, it is inherently difficult to assess the outcome of these matters, and we may not prevail in such proceedings or litigation. Any such legal or regulatory actions will subject us to substantial compensatory or punitive damages, significant fines, sanctions, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, whether tangential or otherwise, and even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management's attention from the operation of our business.  In view of the inherent difficulty of predicting the outcome of such matters, we cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter. We establish an accrued liability when those matters present loss contingencies that are both probable and estimable. These estimates are based upon currently available information and are subject to significant judgment, a variety of assumptions and known and unknown uncertainties. As a result, the ultimate outcome of our legal or regulatory actions could have a material adverse effect on the Company's financial condition and results of operations. See "Item 3 – Legal Proceedings," for details.

**We are subject to sanctions and other negative actions if regulatory agencies with supervisory authority over us determine that we failed to comply with applicable laws and regulations.**

As described above in the section captioned "Supervision and Regulation", we are subject to extensive regulation, supervision and examination by our banking regulators, the OCC, the FDIC, and the Federal Reserve Board. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for the protection of our stockholders. In addition, as described above, we are involved in a number of legal, regulatory, governmental and other proceedings, claims or investigations. The various regulatory agencies with supervisory authority over us have significant latitude in addressing our compliance with applicable laws and regulations including, but not limited to, those governing consumer compliance, credit, fair lending, anti-money laundering, anti-terrorism, capital adequacy, asset quality, interest rate risk, management, earnings, liquidity, and various other factors affecting us. As part of this regulatory structure, we are subject to policies and other guidance developed by the regulatory agencies with respect to, among other things, capital levels, the timing and amount of dividend payments, the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Our regulators have broad discretion to impose monetary fines, restrictions and limitations on our operations, and other possible sanctions if they determine, for any reason, that our operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies. For example, if it is determined that we have failed to operate according to the regulations, policies and directives of our regulators, we would be subject to sanctions for non-compliance, including seizure of the property and business of the Bank and suspension or revocation of our charter. In addition, our regulators may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted our business in an unsafe or unsound manner, or contrary to the depositors' interests, or have been negligent in the performance of their duties. In addition, if it is determined that we have engaged in an unfair or deceptive act or practice, our regulators may issue an order to cease and desist and impose a fine on us. New York consumer protection and civil rights statutes applicable to the Bank permit private individual and class action lawsuits, and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorney's fees in the case of certain violations of those statutes. It is possible that regulators may impose any or all of these sanctions if they determine that we have failed to comply with applicable laws or regulations.

As described in our filings with the SEC, we have experienced fraudulent activities that are adversely impacting our current financial performance and results of operations. As a result, we are involved in numerous legal and other proceedings due to, among other reasons the Mann Entities related fraudulent activity. This has also resulted in increased scrutiny on our business from the various regulatory agencies with supervisory authority over us. If any of these regulatory agencies suspect or determine that there has been a failure on our part to comply with current laws, regulations, other regulatory requirements or safe and sound banking, insurance, or investment advisory practices or concerns about our financial condition, or any related regulatory proceedings, investigations, sanctions, penalties or adverse actions against us, could have a material adverse effect on our business, financial condition or results of operations, increase our costs or restrict our ability to expand our business and result in damage to our reputation.

**Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations will subject us to fines or sanctions.**

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. Once such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers that open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Failure to adequately develop, design and maintain our Bank Secrecy Act programs could lead to sanctions and other negative actions, restrictions on conducting acquisitions or establishing new branches and other regulatory actions which would have serious reputational consequences for us, and which would have a material adverse effect on our business, financial condition or results of operations.

**Changes in laws and regulations and the cost of compliance with new laws and regulations may adversely affect our operations and our income.**

We are subject to extensive regulation, supervision and examination by the OCC, the FDIC, and the Federal Reserve Board. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on a bank's operations, reclassify assets, determine the adequacy of a bank's allowance for credit losses and determine the level of deposit insurance premiums assessed. Because our business is highly regulated, the laws and applicable regulations are subject to frequent change. The impact of the evolving regulatory environment on our business and operations depends upon a number of factors, including (i) the legislative priorities of the U.S. Congress and the presidential administration, (ii) priorities and actions of the OCC, the FDIC and the Consumer Financial Protection Bureau ("CFPB"), and the Federal Reserve Board, (iii) implications resulting from our competitors and other marketplace participants and (iv) changing consumer behavior. Although the U.S. presidential administration may deemphasize the focus on financial regulation, state regulators, including attorneys general, may seek to fill a perceived void. Any change in these regulations and oversight, whether in the form of regulatory policy, new regulations or legislation or additional deposit insurance premiums could have a material impact on our operations.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting lending and funding practices and liquidity standards. Bank regulatory agencies, such as the OCC, the FDIC, and the CFPB govern the activities in which we may engage, primarily for the protection of depositors, and not for the protection or benefit of potential investors. In addition, new laws and regulations may increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws and regulations may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge and our ongoing operations, costs and profitability.

**Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.**

The policies of the Federal Reserve Board impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict.

Federal Reserve Board policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

The monetary policies of the Federal Reserve Board may be affected by certain policy initiatives of the U.S. presidential administration, which has announced tariffs on certain U.S. trading partners and has implemented stricter immigration policies. Although forecasts have varied, many economists are projecting that such policy initiatives may halt productivity growth and reduce available labor, creating inflationary pressures. Under such a scenario, the Federal Reserve Board may decide to maintain the federal funds rate at a relatively elevated level for a prolonged period of time. The extent and timing of the U.S. presidential administration's policy changes and their impact on the policies of the Federal Reserve Board, as well as our business and financial results, are uncertain at this time.

**We are subject to the Community Reinvestment Act ("CRA") and fair lending laws, and failure to comply with these laws could lead to material penalties.**

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The CFPB, the United States Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including paying damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

**Our broker-dealer business subjects us to regulatory risks.**

Our broker-dealer business subjects us to regulation by the SEC, FINRA, other self-regulatory organizations, state securities commissions, and other regulatory bodies. Violations of the laws and regulations governed by these agencies could result in censure, penalties and fines, the issuance of cease-and-desist orders, the restriction, suspension, or expulsion from the securities industry of Pioneer Capital Markets, Inc. or its officers or employees or other similar adverse consequences, any of which could cause us to incur losses and adversely affect our capital, financial condition and results of operations. Our ability to comply with multiple laws and regulations pertaining to the securities industry depends in large part on our ability to establish and maintain an effective compliance function. The failure to establish and enforce reasonable compliance procedures, even if unintentional, could subject us to significant losses or disciplinary or other actions.

The regulatory environment in which our broker-dealer business operates is subject to frequent change. Our business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the U.S. Congress, the SEC, FINRA or other U.S. federal and state governmental and regulatory authorities. The business, financial condition and operating results of our broker-dealer business may be adversely affected by changes in the interpretation and enforcement of existing laws and rules by these governmental and regulatory authorities.

Our broker-dealer business is subject to the net capital requirements of the SEC, FINRA and various self-regulatory organizations. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and mandate that a significant part of its assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, and ultimately may require its liquidation.

**The level of our commercial real estate loan portfolio subjects us to additional regulatory scrutiny.**

The OCC and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multi-family and non-owner occupied, non-farm, non-residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Based on these factors, we have a concentration in loans of the type described in (ii) above of 153.3% of our total capital at December 31, 2025. The purpose of the guidance is to assist banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. Our bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance if in the future our concentration levels increased and that may result in additional costs to us or that may result in a curtailment of our commercial real estate and multi-family lending and/or the requirement that we maintain higher levels of regulatory capital, either of which would adversely affect our loan originations and profitability.

**We are subject to environmental liability risk associated with lending activities.**

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

**Environmental matters and related legislative and regulatory initiatives may materially affect our business and results of operations.**

Federal and state legislatures and regulatory agencies continue to propose numerous initiatives to address environmental issues, including to supplement the global effort to combat climate change. More expansive initiatives are expected to continue, including potentially increasing supervisory expectations with respect to banks' risk management practices, revising expectations for credit portfolio concentrations based on climate-related factors and encouraging investment by banks in climate-related initiatives and lending to communities disproportionately impacted by the effects of climate change. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns.

The physical effects of environmental matters may also directly impact us. Specifically, unpredictable and more frequent weather disasters may adversely impact the real property, and/or the value of the real property, securing the loans in our portfolio. Additionally, if insurance obtained by our borrowers is insufficient to cover any losses sustained to the collateral, or if insurance coverage is otherwise unavailable to our borrowers, the collateral securing our loans may be negatively impacted by climate change, natural disasters and related events, which could impact our financial condition and results of operations. Further, the effects of climate change may negatively impact regional and local economic activity, which could lead to an adverse effect on our customers and impact the communities in which we operate. Overall, climate change, its effects and the resulting, unknown impact could have a material adverse effect on our financial condition and results of operations.

**Risks Related to Accounting Matters**

**Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.**

In preparing periodic reports we are required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of specified dates. These estimates and assumptions are based on management's best estimates and experience at such times and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management includes the items discussed in the proceedings described in "Item 3 – Legal Proceedings," "Part II, Item 8 – Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities," and the items described in our "Critical Accounting Policies and Estimates," our evaluation of the legal remedies available to the Bank related to the potentially fraudulent activities and our evaluation of the adequacy of our allowance for credit losses on loans.

**Changes in accounting standards could affect reported earnings.**

The bodies responsible for establishing accounting standards, including the FASB, the SEC and bank regulators, periodically change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

**The cost of additional finance and accounting systems, procedures and controls in order to satisfy our public company reporting requirements has increased and will continue to increase our expenses.**

The obligations of being a public company, including the substantial public reporting obligations, require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm annually attests to the effectiveness of our internal control over financial reporting. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. These obligations have increased our operating expenses and could divert our management's attention from our operations.

**Risks Related to Liquidity**

**A lack of liquidity could adversely affect our financial condition and results of operations.**

Liquidity is essential to our business. We rely on our ability to gather deposits, make investments and effectively manage the repayment and maturity schedules of loans to ensure that there is adequate liquidity to fund our operations and pay our obligations. An inability to raise funds through deposits, borrowings, the sale and maturities of loans and securities and other sources could have a substantial negative effect on liquidity. Our most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff, which are strongly influenced by external factors such as changes in interest rates, local and national economic conditions, the availability and attractiveness of alternative investments, and perceptions of the stability of the financial services industry generally and of our institution specifically. Further, the demand for deposits may be reduced due to a variety of factors such as demographic patterns, changes in customer preferences, reductions in consumers' disposable income, the monetary policy of the Federal Reserve Board, or regulatory actions that decrease customer access to particular products. If customers move money out of bank deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, which would increase our funding costs and reduce net interest income. Any changes made by us to the rates we offer on deposits to remain competitive with other financial institutions may also adversely affect our profitability and liquidity.

Any decline in our available funding could adversely impact our ability to originate loans, invest in securities, meet expenses, or to fulfill obligations such as repaying borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

**Municipal deposits are price sensitive and could result in an increase in interest expense or funding fluctuations.**

Municipal deposits are a significant source of funds for our lending and investment activities. At December 31, 2025, $451.9 million, or 26.0% of our total deposits, consisted of municipal deposits from local government entities such as towns, cities, school districts and other municipalities, which are collateralized by letters of credit from the FHLBNY and investment securities. These deposits may be more volatile than other deposits. If a significant amount of these deposits were withdrawn in a short period of time, it could have a negative impact on our short-term liquidity and have an adverse impact on our liquidity, business, financial condition and results of operations.

Given our dependence on high-average balance municipal deposits as a source of funds, our inability to retain such funds could significantly and adversely affect our liquidity. Further, our municipal deposits are primarily demand deposit accounts and are therefore more sensitive to interest rate risk. If we are forced to pay higher rates on our municipal accounts to retain those funds, or if we are unable to retain such funds and we are forced to resort to other sources of funds for our lending and investment activities, such as borrowings from the FHLBNY, the interest expense associated with these other funding sources may be higher than the rates we are currently paying on our municipal deposits, which would adversely affect our net income.

**Risks Related to Our Insurance and Wealth Management Businesses**

**Conditions in insurance markets could adversely affect our earnings.**

As we have diversified our sources of income, we have become increasingly reliant on non-interest income, including insurance fees and commissions. Revenue from these sources could be negatively affected by fluctuating premiums in the insurance markets or other factors beyond our control. Other factors that affect our insurance revenue are the profitability and growth of our clients, continued development of new products and services, as well as our access to new markets.

Due to strong competition, our insurance business may not be able to attract and retain clients. Competition is strong because there are numerous well-established and successful insurance agencies. Many of our competitors have greater resources than we have. Our ability to successfully attract and retain clients is dependent upon our ability to compete with competitors' insurance products, client services and marketing and distribution capabilities. In addition, our insurance operations are dependent on a small number of established insurance professionals, whose departure could result in the loss of a significant number of client accounts. Our insurance revenues and profitability may also be adversely affected by regulatory developments impacting healthcare and insurance markets.

**Involvement in wealth management creates risks associated with the industry.**

Our wealth management operations with Pioneer Financial Services, Inc. present special risks not borne by institutions that focus exclusively on other traditional retail and commercial banking products. For example, we earn fees from investment brokerage services provided to our customers by a third-party service provider. We receive commissions from the third-party service provider on a monthly basis based upon customer activity for the respective month and the market value of assets under management. Assets under management may decline for various reasons including declines in the market value of the assets in the funds and accounts managed, which could be caused by price declines in the securities markets generally or by price declines in specific market segments. Assets under management may also decrease due to redemptions and other withdrawals by clients or termination of contracts. This could be in response to adverse market conditions or in pursuit of other investment opportunities. If our assets under management decline and there is a related decrease in fees, it will negatively affect our results of operations.

Also, additional or modified regulations, or non-compliance with regulations, may adversely affect our wealth management operations. Due to strong competition, our wealth management business may not be able to attract and retain clients. Competition is strong because there are numerous well-established and successful investment management and wealth advisory firms including commercial banks and trust companies, investment advisory firms, mutual fund companies, stock brokerage firms, and other financial companies. Many of our competitors have greater resources than we have. Our ability to successfully attract and retain wealth management clients is dependent upon our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful, our results of operations and financial condition may be negatively impacted.

In addition, our wealth management operations, are dependent on a small number of established financial advisors, whose departure could result in the loss of a significant number of client accounts. A significant decline in fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income and potentially require the contribution of additional capital to support our operations.

**Risks Related to Operations**

**Strong competition within our market area may reduce our profits and slow growth.**

We face strong competition in making loans and attracting deposits. Price competition from other financial institutions, credit unions, money market and mutual funds, insurance companies and other non-traditional competitors such as financial technology or "fintech" companies for loans and deposits sometimes requires us to charge lower interest rates on our loans and pay higher interest rates on our deposits, and may reduce our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. Our competitors often aggressively price loan and deposit products when they enter into new lines of business or new market areas. We expect competition to increase in the future as a result of legislative, regulatory, and technological changes and the continuing trend of consolidation in the financial services industry. If we are unable to effectively compete in our market area, our profitability would be negatively affected. The greater resources and broader offering of deposit and loan products of some of our competitors may also limit our ability to increase our interest-earning assets.

**We use a mortgage banking company to originate residential mortgage loans.**

We have used a third-party mortgage banking company, Homestead Funding Corp., to underwrite, process and close our residential mortgage loans since January 2016. We use this mortgage banking company in order to offer our customers this loan product without the expense of maintaining and operating an in-house residential mortgage loan department. At December 31, 2025, residential mortgage loans acquired from the mortgage banking company totaled $720.1 million, or 43.08%, of our total loans receivable. Should we discontinue this relationship or otherwise be unable to use this mortgage banking company in the future, our ability to purchase residential mortgage loans may be disrupted unless we are able to find a suitable replacement or develop the capability to originate residential mortgage loans in-house through our lending staff. Should we add more staff in such an event, our compensation expense would increase. Our income may be negatively affected if our residential mortgage lending program is disrupted.

**Our financial condition and results of operations may be adversely affected if we fail to grow or fail to manage our growth effectively.**

Over the next several years, we expect to experience growth in our total assets and deposits, and the scale of our operations. Achieving our growth targets requires us to attract customers that currently bank at other financial institutions in our market. Our ability to grow successfully will depend on a variety of factors, including our ability to attract and retain experienced bankers, the availability of attractive business opportunities, competition from other financial institutions and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance that growth opportunities will be available or that we will successfully manage our growth. If we do not manage our growth effectively, we may not be able to achieve our business plan, which would have an adverse effect on our financial condition and results of operations.

**We continually encounter technological changes and the failure to understand and adapt to these changes could hurt our business.**

The financial services industry is continually undergoing rapid technological changes with frequent introductions of new technology-driven products and services which increase efficiency and enable financial institutions to serve customers better and to reduce costs. Technology has lowered barriers to entry and made it possible for "non-banks" to offer traditional bank products and services using innovative technological platforms such as fintech and blockchain. These "digital banks" may be able to achieve economies of scale and offer better pricing for banking products and services than we can. Our future success depends, in part, upon our ability to leverage technology to increase our operational efficiency as well as address the current and evolving needs of our customers. However, our competitors may have greater resources to invest in technological improvements, we may not always have capital levels which are sufficient to support a robust investment in our technology infrastructure or we may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner. Third parties upon which we rely for our technology needs may not be able to develop cost effective systems that will enable us to keep pace with such developments. As a result, our competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Failure to successfully keep pace with technological changes affecting the financial services industry could have a material adverse effect on our business and, in turn, our financial condition and results of operations.

**We are subject to stringent capital requirements, which may adversely impact our return on equity, require us to raise additional capital, or restrict us from paying dividends or repurchasing shares.**

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define what constitutes "capital" for calculating these ratios. The minimum capital requirements are: (1) a common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 to risk-based assets capital ratio of 6%; (3) a total capital ratio of 8%; and (4) a Tier 1 leverage ratio of 4%. The regulations also require unrealized gains and losses on certain "available-for-sale" securities holdings to be included for calculating regulatory capital requirements unless a one-time opt-out is exercised. We elected to exercise our one-time option to opt-out of the requirement under the final rule to include certain "available-for-sale" securities holdings for calculating our regulatory capital requirements. The regulations also establish a "capital conservation buffer" of 2.5%, resulting in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%, (2) a Tier 1 to risk-based assets capital ratio of 8.5%, and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations will establish a maximum percentage of eligible retained income that can be utilized for such actions. As of December 31, 2025, we have not elected the community bank leverage ratio framework and accordingly the Basel III capital requirements remain applicable.

The application of more stringent Basel III capital requirements could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating Basel III regulatory capital and/or additional Basel III capital conservation buffers could result in management modifying its business strategy, and could limit our ability to pay dividends or repurchase our shares.

**Our success depends on attracting and retaining certain key personnel.**

Our performance largely depends on the talents and efforts of highly skilled individuals who comprise our senior management team. We rely on key personnel to manage and operate our business, including major revenue generating functions such as loan and deposit generation, wealth management and insurance businesses. The loss of key staff may adversely affect our ability to maintain and manage these functions effectively, which could negatively affect our income. In addition, loss of key personnel could result in increased recruiting and hiring expenses, which would reduce our net income. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

**Systems failures or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.**

Our operations depend upon our ability to protect our computer systems and network infrastructure against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from cybersecurity attacks and other security problems, including security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology, establish operational procedures designed to prevent such damage, including cybersecurity controls, our security measures may not be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations. We face potential heightened cybersecurity risks as people continue to work from home, including our customers, our employees and the employees of our vendors. While we have implemented appropriate safeguards to protect our employees from potential cybersecurity threats while they work from home, these security measures may not be successful.

Threats to the security of our networks and data, as described above, continue to increase as the frequency, intensity and sophistication of attempted attacks and intrusions increase around the world. In response to these threats there has been heightened regulatory focus on data privacy and cybersecurity from our banking regulators and as a result, we must comply with an evolving set of legal requirements in this area, including substantive cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks.

It is possible that we could incur significant costs associated with a breach of our computer systems. While we have cyber liability insurance, there are limitations on coverage. Furthermore, cyber incidents carry a greater risk of injury to our reputation. Finally, depending on the type of incident, banking regulators can impose restrictions on our business and consumer laws may require reimbursement of customer losses.

**Our risk management framework may not be effective in mitigating risk and reducing the potential for significant losses.**

Our risk management framework is designed to minimize risk and loss to us. We try to identify, measure, monitor, report and control our exposure to risk, including strategic, market, liquidity, compliance and operational risks. Operational risk is the risk of loss resulting from the Company's operations, including but not limited to, the risk of fraud by employees or persons outside of the Company, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of the internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulatory standards, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. While we use broad and diversified risk monitoring and mitigation techniques, these techniques are inherently limited because they cannot anticipate the existence or future development of currently unanticipated or unknown risks. Recent economic conditions and heightened legislative and regulatory scrutiny of the financial services industry, among other developments, have increased our level of risk. Accordingly, we could suffer losses if we fail to properly anticipate and manage these risks.

**We are a community financial institution and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.**

We are a community financial institution, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and employees. If our reputation is negatively affected as a result of certain actions we take, by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

**Severe weather, acts of terrorism, geopolitical and other external events could impact our ability to conduct business.**

Weather-related events have adversely impacted our market area in recent years, especially areas located near flood prone areas. Such events that may cause significant flooding and other storm-related damage may become more common events in the future. Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. While we have established and regularly test disaster recovery procedures, the occurrence of any such event could have a material adverse effect on our business, operations and financial condition. Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including wars in Russia and Ukraine, and the Middle East, terrorism or other geopolitical events.

**Impairment of Goodwill Could Adversely Affect Our Financial Condition and Results of Operations.**

We have recorded goodwill on our consolidated balance sheet in connection with prior acquisitions. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit may exceed its fair value. During the year ended December 31, 2025, we incurred a $2.0 million goodwill impairment expense due to an impairment recognized for goodwill related to our insurance subsidiary based on the annual impairment testing performed during the fourth calendar quarter.

Our goodwill impairment analysis requires us to make significant estimates and assumptions regarding, among other things, future revenues, industry and market conditions, and the timing and amount of expected future cash flows. These estimates are inherently uncertain and are based on historical experience and various other assumptions that we believe to be reasonable at the time the estimates are made. Changes in these estimates or assumptions, or in actual results compared to these estimates, could materially affect the determination of fair value and result in an impairment charge.

Factors that could trigger an interim impairment test or result in impairment charges include, but are not limited to: deterioration in macroeconomic conditions or industry trends; lower-than-expected financial performance of a reporting unit; increased competition or loss of significant customers; changes in key personnel, strategy, or business structure; or adverse regulatory developments.

If the carrying amount of a reporting unit exceeds its estimated fair value, we would be required to record a goodwill impairment charge. Any such charge could be material and would be recognized as a non-cash expense in our consolidated statement of operations. A goodwill impairment charge could materially and adversely affect our results of operations and financial condition, reduce our earnings and could negatively impact investor confidence and the trading price of our common stock.

**The risks presented by acquisitions could adversely affect our financial condition and results of operations.**

The business strategy of the Company has included and may continue to include growth through acquisition. Any acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks may include, among other things, exposure to potential asset quality issues of the acquired business, potential exposure to unknown or contingent liabilities of the acquired business, difficulties integrating operations and personnel and potential loss of key employees, our ability to realize anticipated cost savings, and the inability to maintain uniform standards, policies, procedures and controls.

We cannot provide any assurance that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Our inability to overcome these risks could have an adverse effect on the achievement of our business strategy and results of operations.

**New lines of business or new products and services may subject us to additional risks.**

From time to time, we may develop and grow new lines of business or offer new products and services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

**The development and use of artificial intelligence ("AI") presents risks and challenges that may adversely impact our business.**

We or our third-party vendors, clients or counterparties may develop or incorporate AI technology in certain business processes, services or products. The development and use of AI presents a number of risks and challenges to our business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the United States and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment and other laws applicable to the use of AI. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that result in the release of private, confidential or proprietary information, that reflect biases included in the data on which they are trained, infringe on the intellectual property rights of others or that is otherwise harmful. In addition, the complexity of many AI models makes it challenging to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias and complying with regulations that require documentation or explanation of the basis on which decisions are made.

Further, we may rely on AI models developed by third parties, and would be dependent in part on the manner in which those third parties develop, train and deploy their models, including risks arising from the inclusion of any unauthorized material in the training data for their models, the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models and other matters over which we may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

We are also exposed to risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. Generative AI, if used to perpetrate fraud or launch cyberattacks, could create panic at a particular financial institution or securities exchange, which could pose a threat to financial stability.

**Risks Relating to Ownership of Our Common Stock**

**Pioneer Bancorp, MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.**

Pioneer Bancorp, MHC owns a majority of the Company's common stock and, through its board of trustees, will be able to exercise voting control over most matters put to a vote of stockholders. Most of the directors and officers who manage the Company and the Bank also manage Pioneer Bancorp, MHC. As a New York-chartered mutual holding company, the board of trustees of Pioneer Bancorp, MHC must ensure that the interests of depositors of the Bank are represented and considered in matters put to a vote of stockholders of the Company. Therefore, the votes cast by Pioneer Bancorp, MHC may not be in your personal best interests as a stockholder. For example, Pioneer Bancorp, MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of the Company and will be able to elect all of the directors of the Company. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since, on a fully converted basis most fully stock institutions tend to trade at higher multiples of book value than mutual holding companies. However, stockholders will not be able to force a merger or a second-step conversion transaction without the consent of Pioneer Bancorp, MHC since such transactions also require, under New York and federal law, the approval of a majority of all of the outstanding voting stock, which can only be achieved if Pioneer Bancorp, MHC votes to approve such transactions.

**Our common stock is not heavily traded, and the stock price may fluctuate significantly.**

Our common stock is traded on the Nasdaq under the symbol "PBFS." Certain brokers currently make a market in the common stock, but such transactions are infrequent and the volume of shares traded is relatively small. Management cannot predict whether these or other brokers will continue to make a market in our common stock. Prices on stock that is not heavily traded, such as our common stock, can be more volatile than heavily traded stock. Factors such as our financial results, the introduction of new products and services by us or our competitors, publicity regarding the banking industry, and various other factors affecting the banking industry may have a significant impact on the market price of the shares of the common stock. Management also cannot predict the extent to which an active public market for our common stock will develop or be sustained in the future. Accordingly, stockholders may not be able to sell their shares of our common stock at the volumes, prices, or times that they desire.

**Federal Reserve Board regulations and policy effectively prohibit Pioneer Bancorp, MHC from waiving the receipt of dividends, which will likely preclude us from paying any dividends on our common stock.**

The Company's board of directors has the authority to declare dividends on our common stock subject to statutory and regulatory requirements. We currently intend to retain all our future earnings, if any, for use in our business and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends will be made by our board of directors and will depend upon our financial condition, results of operations, capital requirements, restrictions under Federal Reserve Board regulations and policy, our business strategy and other factors that our board of directors deems relevant.

Under current Federal Reserve Board regulations and policy, if the Company pays dividends to its public stockholders, it also would be required to pay dividends to Pioneer Bancorp, MHC, unless Pioneer Bancorp, MHC waives the receipt of such dividends. Federal Reserve Board policy has been to prohibit mutual holding companies that are regulated as bank holding companies, such as Pioneer Bancorp, MHC, from waiving the receipt of dividends and the Federal Reserve Board's regulations implemented after the enactment of the Dodd-Frank Act effectively prohibit federally-chartered mutual holding companies from waiving dividends declared by their subsidiaries. Therefore, unless Federal Reserve Board regulations or policy change to allow Pioneer Bancorp, MHC to waive the receipt of dividends declared by the Company without diluting minority stockholders, it is unlikely that the Company will pay any dividends.

**Various factors may make takeover attempts more difficult to achieve.**

Stock banks and savings banks or holding companies, as well as individuals, may not acquire control of a mutual holding company, such as the Company. As result, the only persons that may acquire control of a mutual holding company are other mutual savings institutions or mutual holding companies. Accordingly, it is very unlikely, that the Company would be subject to any takeover attempt by activist stockholders or other financial institutions. In addition, certain provisions of our articles of incorporation and bylaws and banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of the Company without our board of directors' prior approval.

Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board before acquiring control of a bank holding company. Acquisition of 10% or more of any class of voting stock of a bank holding company creates a rebuttable presumption that the acquirer "controls" the bank holding company. Also, a bank holding company must obtain the prior approval of the Federal Reserve Board before, among other things, acquiring direct or indirect ownership or control of more than 5% of any class of voting shares of any bank, including the Bank.

There also are provisions in our articles of incorporation that may be used to delay or block a takeover attempt, including a provision that generally prohibits any person, other than Pioneer Bancorp, MHC, from voting more than 10% of the shares of common stock outstanding. Taken as a whole, these statutory provisions and provisions in our articles of incorporation could result in our being less attractive to a potential acquirer and thus could adversely affect the market price of our common stock.

## ITEM 1B.    Unresolved Staff Comments

This Item is not applicable to a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K.

## ITEM 1C.    Cybersecurity

### Risk Management and Strategy

The Company maintains an information security program and governance framework that is designed to identify, assess, manage, mitigate, and respond to cybersecurity risks associated with its information systems and information assets. Additionally, we maintain a similar risk-based approach to our third-party vendor management program including identifying and overseeing cybersecurity risks they present.

The Company's Information Security Steering Committee ("ISSC"), further described below under "Governance", oversees information and cybersecurity risk management for the Company. The ISSC assists the board of directors in fulfilling its oversight responsibilities concerning the role of information security and cybersecurity in executing the Company's business strategy and complying with regulatory requirements. The ISSC is responsible for managing and enforcing the Company's information security program, development of cybersecurity policies, strategies, and plans, monitoring control statuses and program gaps, facilitating program assessments which include risk assessments and business impact analysis, and evaluating risk mitigation strategies to address cybersecurity threats. The Company's cybersecurity framework includes an assessment of critical systems, physical security, and information resources both within and outside the Company that exposes it to cybersecurity threats. The ISSC employs policies, systems, and safeguards to manage those cybersecurity risks.

The Company continues to expand investment in information technology and cybersecurity infrastructure, including enhanced threat monitoring and detection services.

The ISSC consistently collaborates with third-party service providers to support and maintain a robust information security program. These service providers assist in responding to cybersecurity risks by providing comprehensive threat detection, monitoring and response services. The information security program is designed to provide effective processes, procedures, and internal controls, including monitoring cybersecurity threats through endpoint and network security, email protection, data loss prevention, vulnerability scanning and mitigation, identity and access management, logging and monitoring, and threat hunting. Independent third parties evaluate the Company's cyber readiness and resilience through ongoing testing and audits. We adapt our cybersecurity policies, standards, processes, and practices accordingly based on the insights provided by these reviews.

In addition, information security education and training is conducted both at the time of hire and annually thereafter by internal employees and certain third parties. Training is designed to mitigate accidental information security incidents by employees. Phishing simulation testing activities are regularly conducted internally and by third parties to assess employees' competency at identifying potential threats.

Vendor due diligence is performed for all third parties with access to the Company's information assets to ensure such parties maintain effective cybersecurity practices in accordance with the Company's vendor management program. The Company performs ongoing monitoring, including the review of information security and cybersecurity practices, of third parties using a risk-based approach to determine the extent and frequency of periodic assessments. Annual cybersecurity assessments are conducted by the Company's information technology team on its information systems using industry-standard guidelines and tools.

**Governance**

The board of directors is responsible for oversight of our information security program and fulfills this responsibility through regular reporting and updates provided by the ISSC, members of management and other third parties contracted to assess and test the effectiveness of the Company's information security and cybersecurity program. On a quarterly and as-needed basis the board of directors receives updates on cybersecurity risks and the actions taken by management to monitor and mitigate those risks, including key risk indicators, test results, reporting of recent threats and how the Company is managing those threats, along with pertinent information to allow the board of directors to evaluate the effectiveness of the information security program. In addition, at least annually, the board of directors receives comprehensive reporting from the virtual Chief Information Security Officer ("vCISO") on the overall effectiveness of the Information Security program.

The ISSC is comprised of representatives of management from various departments of the Company and members from an outside third-party information security service provider. The ISSC is led by the vCISO who oversees the implementation, coordination, and maintenance of the information security and cyber risk management program. The vCISO is a contracted third-party vendor and reports directly to the board of directors. This individual holds a Certified Information Systems Security Specialist Professional ("CISSP") certification and has over a decade of experience in community banking, risk management, compliance, and information security.

The ISSC includes members of management with specific cybersecurity expertise, including the Senior Vice President ("SVP") – Information Technology. The SVP – Information Technology, is a Certified Community Banker Technology Officer, has 20 years of experience in the information technology field, and is responsible for overseeing the development and implementation of the Company's information security systems.

The SVP – Information Technology reports to the board of directors on a quarterly basis regarding the relevant key risk indicators, information technology and information security events, including key risk indicator metrics used by the board of directors to monitor risks, and quarterly technology update which includes details of information technology and cybersecurity, initiatives, projects, training, events, and incidents.

The Company has developed a cyber incident response plan to maintain procedures and protocols for responding to incidents. The Cyber Incident Response Team ("CIRT") is comprised of all members of the Company's executive management team, the vCISO and representatives from the technology, operations, accounting, risk management, financial crimes, marketing and retail departments. During an incident response process, the Chief Administrative Officer serves as the incident manager. The Chief Administration Officer has over 15 years of experience in leadership and management of information technology, cybersecurity, and incident response programs. In this role as incident manager, the Chief Administration Officer, in collaboration with the CIRT and external cybersecurity firms, as necessary, will assess the materiality of the breach following the incident response plan severity scale. This evaluation aims to accurately identify risks and potential operational and business impacts. Materiality determination involves an objective analysis of both quantitative and qualitative factors, including an evaluation of immediate impact on systems and critical infrastructure. The purpose of this cyber incident response plan is to ensure that the Company is prepared to manage operational and/or malicious events which may disrupt critical business processes and/or compromise the confidentiality, integrity, or availability of its data. This cyber incident response plan defines the processes the Company will follow to manage adverse security events. The cyber incident response plan also maintains procedures and protocols to escalate significant cybersecurity matters to the full board of directors and regulators, as deemed necessary. The Company's CIRT performs an annual testing exercise to evaluate its preparation and response plan in the event of an actual cybersecurity event.

Although cybersecurity threats, including those stemming from prior incidents, have not materially affected the Company's business strategy, results of operations, or financial condition in the previous fiscal year, we cannot guarantee that we will remain unaffected in the future. Information regarding risks from material cybersecurity threats can be found under the section captioned "Risks Related to Operations" contained in Item 1A. Risk Factors.

## ITEM 2.    Properties

The following table sets forth information regarding our offices as of December 31, 2025.

| Location | Leased or Owned | Year Acquired or Leased |
|---|---|---|
| **Main Office:** | | |
| 652 Albany Shaker Road, Albany, NY 12211 ................................... | Owned [(1)] | 2016 |
| | | |
| **Other Properties:** | | |
| 21 Second Street, Troy, NY 12180 ......................................... | Leased | 2016 |
| 531 Troy-Schenectady Road, Latham, NY 12110 ........................... | Owned | 2008 |
| 2000 Second Avenue, Watervliet, NY 12189................................. | Leased | 2017 |
| 1828 Altamont Avenue, Schenectady, NY 12305 .......................... | Owned | 2012 |
| 10 Kendall Way, Malta, NY 12020 ......................................... | Owned | 2016 |
| 78 Main Avenue, Wynantskill, NY 12198 .................................. | Owned | 2014 |
| 712 Hoosick Street, Brunswick, NY 12180 ................................ | Owned | 2015 |
| 329 Glenmont Road, Glenmont, NY 12077 ................................ | Leased | 2014 |
| 142 Saratoga Avenue, Waterford, NY 12188 ............................... | Owned | 2015 |
| 1770 Central Avenue, Albany, NY 12205................................... | Leased | 2019 |
| 602 North Greenbush Road, Rensselaer, NY 12144 ...................... | Leased | 2017 |
| 90 State Street, Albany, NY 12207 ........................................ | Leased | 2013 |
| 1881 Western Avenue, Albany, NY 12203................................... | Owned | 2018 |
| 184 - 190 Delaware Avenue, Delmar, NY 12054............................ | Owned | 2010 |
| 843 Route 146, Clifton Park, NY 12065 ................................... | Leased | 2012 |
| 426 State Street, Schenectady, NY 12305.................................. | Leased | 2014 |
| 440 Main Street, Cairo, NY 12413 ......................................... | Owned | 2016 |
| 11565 NY-32, Greenville, NY 12083 ...................................... | Leased | 2016 |
| 739 Upper Glen Street, Queensbury, NY 12804............................ | Leased | 2017 |
| 100 Mohawk Street, Cohoes, NY 12047.................................... | Owned | 2017 |
| 1 Hudson City Centre, Hudson, NY 12534.................................. | Leased | 2023 |
| 3440 Toringdon Way, Suite 205, Charlotte, NC 28277 .................... | Leased | 2025 |

(1)  The property is subject to a ground lease.

The Company and the Bank maintain their executive offices as well as an operations center, customer call center and a retail banking center at the main office. The Bank operates 21 retail banking offices in Albany, Greene, Rensselaer, Saratoga, Schenectady and Warren Counties, as well as a wealth management office in Columbia County in New York, and Pioneer Capital Markets, Inc.'s office located in North Carolina. We believe that the current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion. For more information on the Company's properties, see Notes 2, 7 and 18 set forth in Part II, Item 8 Financial Statements and Supplementary Data, of this Annual Report.

## ITEM 3.    Legal Proceedings

Certain legal proceedings in which we are involved are discussed in "Part II, Item 8–Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities". For a full description of the legal proceedings and a historical description of these proceedings, see Part I, Item 1 - Consolidated Financial Statements - Note 8 - Commitments and Contingent Liabilities - Legal Proceedings and Other Contingent Liabilities in the Company's Quarterly Report on Form 10-Q as filed with the SEC on November 7, 2025.

**ITEM 4.**     **Mine Safety Disclosures**

Not applicable.

PART II

**ITEM 5.**     **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

The common stock of the Company has been listed on The Nasdaq Capital Market under the symbol "PBFS" since July 18, 2019. At March 6, 2026, the Company had approximately 809 stockholders of record.

The Company currently does not anticipate paying a dividend to its stockholders. The payment and amount of any dividend payments will be subject to statutory and regulatory limitations, and will depend upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; the Federal Reserve Board's current policy and regulations restricting the waiver of dividends by mutual holding companies; and general economic conditions.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. In addition, the Bank's ability to pay dividends may be limited if it does not have the capital conservation buffer required by certain capital rules, which may limit our ability to pay dividends to stockholders. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the OCC, may be paid in addition to, or in lieu of, regular cash dividends.

There were no sales of unregistered securities during the year ended December 31, 2025.

The following table reports information regarding repurchases by the Company of its common stock in each month of the three months ended December 31, 2025:

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Number of Shares that May Yet Be Purchased Under Plans or Programs (1) (2) |
|---|---|---|---|---|
| October 1 through October 31, 2025 . . . . . . . . . . . . . . | — | $   — | — | 28,333 |
| November 1 through November 30, 2025 . . . . . . . . . . | — | — | — | 28,333 |
| December 1 through December 31, 2025 . . . . . . . . . . | 28,333 | 14.56 | 28,333 | 1,254,027 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 28,333 | $   14.56 | 28,333 | 1,254,027 |

---

(1)   On May 21, 2024, the Company announced it adopted its first stock repurchase program. The stock repurchase program authorized the Company to repurchase up to an aggregate of 1,298,883 shares, or approximately 5% of its then outstanding shares. The Company completed its initial stock repurchase program. The shares were repurchased at an average price of $11.83 per share.

(2) On December 17, 2025, the Company announced the adoption of its second stock repurchase program. The stock repurchase program authorizes the Company to repurchase up to an aggregate of 1,254,027 shares, or approximately 5% of its then outstanding shares. The repurchase program permits shares to be repurchased in open market or private transactions, through block trades, and pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the Securities and Exchange Commission. The repurchase program has no expiration date.

**ITEM 6.**        **[Reserved]**

Not Applicable.

**ITEM 7.**　　　　**Management's Discussion and Analysis of Financial Condition and Results of Operations**

This discussion and analysis reflects our audited consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived in part from the audited consolidated financial statements that appear beginning on page 75 of this Annual Report on Form 10-K. Please read the information in this section in conjunction with the business and financial information regarding the Company, the Bank and the audited consolidated financial statements that appear starting on page 75 of this Annual Report on Form 10-K.

**Overview**

*Net Interest Income.* Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income we earn on our loans and investments, and interest expense, which is the interest we pay on our deposits and borrowings.

*Provision for Credit Losses.* We charge provisions for credit losses to operations in order to maintain our allowance for credit losses on loans, securities held to maturity and unfunded commitments at a level that is considered reasonable and necessary to absorb expected credit losses inherent in the loan portfolio and securities held to maturity portfolio, as well as expected losses on commitments to grant loans that are expected to be advanced at the statements of condition date. Loans are charged against the allowance when management believes that the collectability of the principal loan amount is not probable. Recoveries on loans previously charged-off, if any, are credited to the allowance for credit losses when realized.

*Non-interest Income.* Our primary sources of non-interest income are banking fees and service charges, and insurance and wealth management services income. Our non-interest income also includes litigation-related income, net gain or losses on equity securities, net gain or losses on sales and calls of available for sale securities, other gains and losses, and miscellaneous income.

*Non-Interest Expense.* Our non-interest expense consist of salaries and employee benefits, net occupancy and equipment, data processing, advertising and marketing, insurance premiums, federal deposit insurance premiums, professional fees, goodwill impairment loss, and other general and administrative expenses.

Salaries and employee benefits consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for worker's compensation and disability insurance, health insurance, retirement plans and other employee benefits, as well as commissions, share-based compensation and other incentives.

Net occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes, net gain or loss on disposal or impairment of premises and equipment, and costs of utilities. Depreciation of premises and equipment is computed using a straight-line method based on the estimated useful lives of the related assets or the expected lease terms, if shorter.

Data processing expenses are fees we pay to third parties for use of their software and for processing customer information, deposits and loans.

Advertising and marketing includes most marketing expenses including multi-media advertising (public and in-store), promotional events and materials, civic and sales focused memberships, and community support.

Insurance premiums include expense related to various insurance policies, excluding federal deposit insurance premiums.

Federal deposit insurance premiums are payments we make to the FDIC for insurance of our deposit accounts.

Professional fees include legal and other consulting expenses.

Other general and administrative expenses include expenses for office supplies, postage, telephone, insurance, litigation-related expense, which includes expenses related to legal proceedings, and other miscellaneous operating expenses.

*Income Tax Expense.* Our income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and the tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

**Select Financial Data**

The following tables set forth selected historical financial and other data for the Company on a consolidated basis at and for the dates indicated.

| | At December 31, 2025 | At December 31, 2024 |
|---|---|---|
| | (In thousands) | |
| **Selected Financial Condition Data:** | | |
| Total assets. | $ 2,150,684 | $ 1,979,730 |
| Cash and cash equivalents | 133,675 | 96,521 |
| Securities available for sale | 220,431 | 321,537 |
| Securities held to maturity | 41,521 | 25,400 |
| Federal Reserve Bank of New York and Federal Home Loan Bank of New York stock | 6,090 | 5,283 |
| Net loans receivable | 1,646,255 | 1,434,575 |
| Premises and equipment, net | 35,576 | 35,480 |
| Bank-owned life insurance | 15,306 | 15,956 |
| Deposits | 1,739,178 | 1,586,183 |
| Shareholders' equity | 323,861 | 304,553 |

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | For the Six Months Ended December 31, 2023 | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| | (In thousands except for per share amounts) | | | |
| **Selected Operating Data:** | | | | |
| Interest and dividend income | $ 109,530 | $ 48,832 | $ 41,642 | $ 88,316 |
| Interest expense | 30,382 | 13,362 | 9,659 | 21,803 |
| Net interest income | 79,148 | 35,470 | 31,983 | 66,513 |
| Provision for credit losses | 3,695 | 220 | 1,870 | 2,700 |
| Net interest income after provision for credit losses | 75,453 | 35,250 | 30,113 | 63,813 |
| Noninterest income | 17,140 | 8,809 | 8,409 | 16,330 |
| Noninterest expense | 66,104 | 31,648 | 30,199 | 60,734 |
| Income before income taxes | 26,489 | 12,411 | 8,323 | 19,409 |
| Income tax expense | 6,202 | 2,811 | 1,712 | 4,149 |
| Net income | 20,287 | 9,600 | 6,611 | 15,260 |
| Net earnings per common share: | | | | |
| Basic | $ 0.83 | $ 0.38 | $ 0.26 | $ 0.61 |
| Diluted | $ 0.83 | $ 0.38 | $ 0.26 | $ 0.61 |

| | At or For the Year Ended December 31, 2025 | At or For the Six Months Ended December 31, 2024 | At or For the Six Months Ended December 31, 2023 | At or For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| **Performance Ratios:** | | | | |
| Return on average assets (1) | 0.98 % | 0.99 % | 0.70 % | 0.80 % |
| Return on average equity (1) | 6.47 % | 6.31 % | 4.80 % | 5.42 % |
| Interest rate spread (1) (2) | 3.22 % | 3.14 % | 3.01 % | 3.01 % |
| Net interest margin (1) (3) | 4.07 % | 3.99 % | 3.71 % | 3.78 % |
| Non-interest expenses to average assets (1) | 3.18 % | 3.28 % | 3.19 % | 3.18 % |
| Efficiency ratio (4) | 68.65 % | 71.47 % | 74.76 % | 73.31 % |
| Average interest-earning assets to average interest-bearing liabilities | 154.53 % | 158.84 % | 164.48 % | 161.98 % |
| | | | | |
| **Capital Ratios (5):** | | | | |
| Average equity to average assets | 15.08 % | 15.74 % | 14.55 % | 14.77 % |
| Total capital to risk weighted assets | 17.56 % | 19.24 % | 19.57 % | 19.66 % |
| Tier 1 capital to risk weighted assets | 16.30 % | 17.99 % | 18.31 % | 18.40 % |
| Common equity Tier 1 capital to risk weighted assets | 16.30 % | 17.99 % | 18.31 % | 18.40 % |
| Tier 1 capital to average assets | 11.53 % | 12.07 % | 11.30 % | 11.65 % |
| | | | | |
| **Asset Quality Ratios:** | | | | |
| Allowance for credit losses as a percentage of total loans | 1.51 % | 1.49 % | 1.66 % | 1.60 % |
| Allowance for credit losses as a percentage of non-performing loans | 224.93 % | 414.60 % | 178.27 % | 240.92 % |
| Net charge-offs to average outstanding loans during the period (1) | 0.01 % | — % | 0.06 % | 0.04 % |
| Non-performing loans as a percentage of total loans | 0.67 % | 0.36 % | 0.93 % | 0.66 % |
| Non-performing loans as a percentage of total assets | 0.52 % | 0.27 % | 0.65 % | 0.48 % |
| Total non-performing assets as a percentage of total assets | 0.52 % | 0.27 % | 0.65 % | 0.49 % |
| | | | | |
| **Other:** | | | | |
| Number of offices | 23 | 23 | 23 | 23 |
| Number of full-time equivalent employees | 269 | 272 | 262 | 270 |

(1) Annualized for the six month periods ended December 31, 2024 and 2023.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities for the periods.
(3) Represents net interest income as a percentage of average interest-earning assets.
(4) Represents non-interest expenses divided by the sum of net interest income and non-interest income.
(5) Capital ratios are for the Bank.

**Change in Fiscal Year End**

On October 15, 2024, the board of directors of the Company approved an amendment to Article VI, Section 5 of its Bylaws to change its fiscal year end from June 30 to December 31. Accordingly, our discussion and analysis will present the significant factors affecting our financial condition at December 31, 2025 and December 31, 2024 and for the results of operations, our discussion and analysis will present the significant factors affecting the year ended December 31, 2025 compared to the fiscal year ended June 30, 2024, and the six months transition period ended December 31, 2024 compared to the six months ended December 31, 2023.

**Business Strategy**

Our business strategy is to operate as a well-capitalized and profitable diversified financial institution focused on our relationship-based model of creating customer advocacy by way of our highly engaged employees, which we believe will result in growth through new customer acquisition, deepened existing customer relationships, and further market penetration. At Pioneer, we are "More Than a Bank" which means that we are focused on growing our broad range of financial products and services for individual, business and municipal customers by continuing to expand our banking, insurance, consulting, and wealth management businesses. We are fully grounded in the belief the future of financial services relies heavily on providing an unparalleled level of personal service and a comprehensive approach to our customer's finances. Our sales enablement strategy reflects that approach and through this client-centric endeavor, we bring our products, services, and expertise to our customers in a seamless and efficient manner. We distinguish ourselves by maintaining the culture of a local community financial institution, emphasizing an engaged workforce, creating positive community impact all while offering a full range of comprehensive financial products and services, in a consultative approach. We believe that we have a competitive advantage in the markets we serve because of our over 130-year history in the community, our knowledge of the local marketplace and our long-standing reputation for providing superior, relationship-based customer service. The following are the key elements of our business strategy:

*Strategically grow through deepening customer relationships.* Integral to our strategy is our belief that there is a large customer base in our market that prefers doing business with local institutions that are grounded in the success of their customers and communities. These customers are seeking more relationship-based service than they receive from the larger regional banks and other financial services providers. By offering personalized relationship-based customer service, along with our extensive knowledge of our local markets and a wide range of product offerings, we believe it has allowed us to establish strong relationships with our customers. We believe we can continue to leverage these strengths to attract and retain customers. We have embarked on a sales enablement strategy that is focused on engaging in a multidisciplinary approach to customer interaction. Based on the foregoing, our attractive market area and strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our customer relationships.

*Continue our emphasis on commercial customer acquisition, with a targeted focus on commercial lending while maintaining an appropriate balance in the overall loan portfolio.* We view the long term growth of our commercial loan portfolio, consistent with safe and sound underwriting practices, as a means of increasing our interest income and establishing relationships with local businesses. These relationships will offer a recurring and we believe broader source of fee income through commercial deposits, commercial insurance and employee benefits products and consulting. We generally require that commercial borrowers establish a commercial deposit account with us, which assists our efforts to grow core deposits and cross-sell our other products and services. Our focus on commercial lending also has the benefits of increasing the yield on our loan portfolio while reducing the average term to repricing of our loans. However, we will continue to maintain an appropriate balance in the overall loan portfolio between our commercial and non-commercial loans to diversify our credit risk. Through our strategic partnership with the Mortgage Banking Company, we are able to decide whether we want to purchase residential mortgage loans originated by the Mortgage Banking Company for our portfolio. During the calendar year ended December 31, 2025, we strategically increased our portfolio of non-commercial loans, in part to take advantage of the higher interest rate environment, through the purchases of residential mortgage loans, increasing that portfolio by $104.1 million or 15.1% as compared to December 31, 2024.

***Diversify our products and services to increase non-interest income.*** Our strategy includes further expansion of our customer base, deepening relationships and a focus on non-interest income by growing our financial services businesses. We sell commercial and personal insurance products and provide employee benefits products and services through our wholly-owned subsidiary, Pioneer Insurance Agency, Inc., which we acquired in 2016, and grew with our acquisition of Capital Region Strategic Employee Benefits Services, LLC employee benefits and consulting business in 2017. We entered into the wealth management services business by establishing Pioneer Financial Services, Inc. in 1997 as a wholly-owned subsidiary of the Bank (which operates under the name Pioneer Wealth Management). We substantially grew our wealth management services business with the acquisitions of Ward Financial Management, LTD's business in 2018, three wealth management practices' businesses in fiscal year 2022 and Hudson Financial, LLC's business in fiscal year 2024. On October 28, 2025, Pioneer Financial Services, Inc., completed the acquisition of certain assets of Brown Financial Management Group, LLC, a wealth management firm in the Capital Region of New York. The acquisition was made to expand the Company's wealth management services activities and added $73 million of assets under management. At December 31, 2025, Pioneer Financial Services, Inc. had $1.4 billion of assets under management.

We believe that there will be opportunities to cross-sell these products to our deposit and borrower customers which may further increase our non-interest income, and also to cross-sell our banking services and products to customers and clients of Pioneer Insurance Agency, Inc., Pioneer Financial Services, Inc., and Pioneer Consulting Solutions, Inc. We intend to consider future acquisition opportunities to expand our insurance, wealth management, HR consulting or other complementary financial services businesses.

On December 11, 2025, the Company announced the formation of Pioneer Capital Markets, Inc., a wholly owned broker-dealer subsidiary. With an initial focus on proprietary trading of investment-grade municipal bonds, this marks the Company's entry into regulated broker-dealer operations, enhancing the Company's financial services capabilities. This launch underscores the Company's ongoing strategy of diversifying our products and services to increase non-interest income. Pioneer Capital Markets, Inc. is registered with FINRA, SIPC and the SEC, and is based in North Carolina, leveraging a collaborative environment that allows compliance and operations to work closely together. Pioneer Capital Markets, Inc. commenced operations in January 2026.

***Selective Acquisition Growth***. While organic growth is a consistent and focused strategy for us, our strategy to continue to grow may include acquisitions. Selective acquisitions may be a part of our strategy to be able to gain immediate access to new markets and expand our customer base and to be able to diversify our products and services. Selective acquisitions also provides us the ability to expand revenue opportunities, create synergies and access to new lines of business, technology, and expertise that might be difficult or costly to develop internally.

***Increase our Share of Lower-Cost Core Deposits.*** Core deposits represent our best opportunity to develop customer relationships that enable us to cross-sell the products and services of our complementary subsidiaries. We continue to emphasize offering core deposits (demand deposit accounts, savings accounts and money market accounts) to individuals, businesses and municipalities located in our market area. We attract and retain transaction accounts by offering competitive products and rates and providing quality customer service. At December 31, 2025, core deposits comprised 84.5% of our total deposits. Core deposits are our least costly source of funds which improves our interest rate spread and also contributes non-interest income from account- related services.

***Ongoing focus on our commitment to an engaged workforce.*** We maintain our focus on ways to further enhance the employee engagement of our team. We seek to retain our position as an employer of choice for top talent in the Capital Region through a focus on career and leadership development opportunities, and attention to providing a robust and competitive benefits package for our employees. We provide opportunities for our employees to engage in meaningful ways in the community and expect to enhance this engagement through the philanthropic efforts of the Pioneer Bank Charitable Foundation.

**Critical Accounting Policies and Estimates**

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies and estimates discussed below to be critical accounting policies and estimates. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represent our critical accounting policies and estimates:

*Allowance for Credit Losses.* The allowance for credit losses consists of the allowance for credit losses on loans, securities held to maturity and unfunded commitments. The measurement of Current Expected Credit Losses ("CECL") on financial instruments requires an estimate of the credit losses expected over the life of an exposure (or pool of exposures). The estimate of expected credit losses under the CECL approach is based on relevant information about past events, current conditions, macroeconomic variables (e.g., civilian unemployment and U.S. gross domestic product ("GDP")), and reasonable and supportable forecasts from the Federal Open Market Committee ("FOMC") that affect the collectability of the reported amounts. Historical loss experience is generally the starting point for estimating expected credit losses. The Company then considers whether the historical loss experience should be adjusted for asset-specific risk characteristics or current conditions at the reporting date that did not exist over the period from which historical experience was used. Finally, the Company considers forecasts about future economic conditions that are reasonable and supportable. On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the estimated fair value of the collateral, as applicable. The allowance for credit losses on loans and securities held to maturity, as reported in our consolidated statements of condition, are adjusted by a provision for credit losses, which is recognized in earnings, and reduced by the charge-offs, net of recoveries. The allowance for credit losses on unfunded commitments represents the expected credit losses on off-balance sheet commitments such as unfunded commitments to extend credit and standby letters of credit. However, a liability is not recognized for commitments unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments is determined by estimating future draws and applying the expected loss rates on those draws and is included in other liabilities on the Company's consolidated statements of condition.

As a substantial percentage of our loan portfolio is collateralized by real estate, appraisals of the underlying value of property securing loans are critical in determining the amount of the allowance required for specific loans. Assumptions are instrumental in determining the value of properties. Overly optimistic assumptions or negative changes to assumptions could significantly affect the valuation of a property securing a loan and the related allowance determined. Management carefully reviews the assumptions supporting such appraisals to determine that the resulting values reasonably reflect amounts realizable on the related loans.

Management of the Company considers the accounting policy relating to the allowance for credit losses to be a critical accounting estimate given the uncertainty in evaluating the level of the allowance required to cover management's estimate of all expected credit losses over the expected contractual life of our loan portfolios. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain, including making significant estimates of current credit risks and trends using existing quantitative and qualitative information, and reasonable and supportable forecasts of future economic conditions, which may undergo frequent and material changes. Subsequent evaluations of the then-existing loan portfolios, in light of changes in economic conditions, new information regarding existing loans and other factors, may result in significant changes in the allowance for credit losses in those future periods. For example, changes to the FOMC's forecasted civilian unemployment rate and year-over-year U.S. GDP growth could have a material impact on the model's estimation of the allowance for credit losses on loans. An immediate increase of 100 basis points in the FOMC's projected rate of civilian unemployment and a decrease of 100 basis points in the FOMC's projected rate of U.S. GDP growth would increase the model's total calculated allowance for credit losses on loans by $1.5 million, or 5.9%, assuming qualitative adjustments are kept at current levels. While management's current evaluation of the allowance for credit losses indicates that the allowance is appropriate, the allowance may need to be increased under adversely different conditions or assumptions. Additionally, changes in those factors and inputs may not occur at the same rate and inputs may be directionally inconsistent, such that improvements in one factor may offset deterioration in in others. Going forward, the impact of utilizing the CECL approach to calculate the allowance for credit losses will be significantly influenced by the composition, characteristics and quality of our loan portfolios, as well as the prevailing economic conditions and forecasts utilized. Material changes to these and other relevant factors may result in greater volatility to the allowance for credit losses, and therefore, greater volatility to our reported earnings.

Actual loan losses may be significantly more than the allowance we have established which could have a material negative effect on our financial results.

*Legal Proceedings and Other Contingent Liabilities.* In the ordinary course of business, we are involved in a number of legal, regulatory, governmental and other proceedings, claims or investigations that could result in losses, including damages, fines and/or civil penalties, which could be significant concerning matters arising from the conduct of our business. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek large or indeterminate damages, we generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter. In accordance with applicable accounting guidance, we establish an accrued liability when those matters present loss contingencies that are both probable and estimable. Our estimate of potential losses will change over time and the actual losses may exceed these estimates, and there may be an exposure to loss in excess of any amounts accrued. As a matter develops, management, in conjunction with any outside counsel handling the matter, evaluate on an ongoing basis whether such matter presents a loss contingency that is probable and estimable; or where a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, whether it is possible to estimate a range of possible loss. Once the loss contingency is deemed to be both probable and estimable, we establish an accrued liability and record a corresponding amount of litigation-related expense. We continue to monitor the matters for further developments that could affect the amount of the accrued liability that has been previously established. These estimates are based upon currently available information and are subject to significant judgment, a variety of assumptions and known and unknown uncertainties. The matters underlying the accrued liability and estimated range of possible losses are unpredictable and may change from time to time, and actual losses may vary significantly from the current estimate and accrual which could have a material negative effect on our financial results. The estimated range of possible loss does not represent our maximum loss exposure.

**Average Balances and Yields**

The following tables set forth average balances, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred costs and fees, discounts, and premiums that are amortized or accreted to interest income or interest expense, as applicable.

| | For the Year Ended December 31, 2025 | | | For the Fiscal Year Ended June 30, 2024 | | |
|---|---|---|---|---|---|---|
| | Average Outstanding Balance | Interest | Average Yield/Cost | Average Outstanding Balance | Interest | Average Yield/Cost |
| | | | (Dollars in thousands) | | | |
| **Interest-earning assets:** | | | | | | |
| Loans | $ 1,552,647 | $ 91,639 | 5.90 % | $ 1,265,455 | $ 72,378 | 5.72 % |
| Securities | 326,025 | 14,816 | 4.54 % | 382,258 | 9,750 | 2.55 % |
| Interest-earning deposits | 67,476 | 3,075 | 4.56 % | 113,092 | 6,188 | 5.47 % |
| Total interest-earning assets | 1,946,148 | 109,530 | 5.63 % | 1,760,805 | 88,316 | 5.02 % |
| Non-interest-earning assets | 132,660 | | | 146,575 | | |
| Total assets | $ 2,078,808 | | | $ 1,907,380 | | |
| **Interest-bearing liabilities:** | | | | | | |
| Demand deposits | $ 135,356 | $ 2,757 | 2.04 % | $ 167,498 | $ 3,153 | 1.88 % |
| Savings deposits | 257,420 | 347 | 0.13 % | 275,317 | 199 | 0.07 % |
| Money market deposits | 620,087 | 17,974 | 2.90 % | 493,187 | 12,968 | 2.63 % |
| Certificates of deposit | 190,851 | 7,057 | 3.70 % | 124,632 | 4,352 | 3.49 % |
| Total interest-bearing deposits | 1,203,714 | 28,135 | 2.34 % | 1,060,634 | 20,672 | 1.95 % |
| Borrowings and other | 55,697 | 2,247 | 4.03 % | 26,399 | 1,131 | 4.28 % |
| Total interest-bearing liabilities | 1,259,411 | 30,382 | 2.41 % | 1,087,033 | 21,803 | 2.01 % |
| Non-interest-bearing deposits | 476,731 | | | 494,916 | | |
| Other non interest-bearing liabilities | 29,252 | | | 43,758 | | |
| Total liabilities | 1,765,394 | | | 1,625,707 | | |
| Total shareholders' equity | 313,414 | | | 281,673 | | |
| Total liabilities and shareholders' equity | $ 2,078,808 | | | $ 1,907,380 | | |
| Net interest income | | $ 79,148 | | | $ 66,513 | |
| Net interest rate spread (1) | | | 3.22 % | | | 3.01 % |
| Net interest-earning assets (2) | $ 686,737 | | | $ 673,772 | | |
| Net interest margin (3) | | | 4.07 % | | | 3.78 % |
| Average interest-earning assets to interest-bearing liabilities | 154.53 % | | | 161.98 % | | |

(1)  Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)  Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)  Net interest margin represents net interest income divided by average total interest-earning assets.

| | For the Six Months Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2024** | | | **2023** | | |
| | **Average Outstanding Balance** | **Interest** | **Average Yield/Cost (4)** | **Average Outstanding Balance** | **Interest** | **Average Yield/Cost (4)** |
| | (Dollars in thousands) | | | | | |
| **Interest-earning assets:** | | | | | | |
| Loans | $ 1,399,105 | $ 41,773 | 6.01 % | $ 1,206,348 | $ 34,255 | 5.71 % |
| Securities | 298,032 | 4,909 | 3.29 % | 438,324 | 5,169 | 2.35 % |
| Interest-earning deposits | 81,934 | 2,150 | 5.27 % | 80,069 | 2,218 | 5.57 % |
| Total interest-earning assets | 1,779,071 | 48,832 | 5.52 % | 1,724,741 | 41,642 | 4.85 % |
| Non-interest-earning assets | 136,471 | | | 152,212 | | |
| Total assets | $ 1,915,542 | | | $ 1,876,953 | | |
| | | | | | | |
| **Interest-bearing liabilities:** | | | | | | |
| Demand deposits | $ 143,595 | $ 1,671 | 2.32 % | $ 152,007 | $ 1,397 | 1.83 % |
| Savings deposits | 261,337 | 137 | 0.10 % | 280,822 | 93 | 0.07 % |
| Money market deposits | 549,880 | 8,347 | 3.03 % | 471,664 | 5,658 | 2.39 % |
| Certificates of deposit | 144,255 | 2,818 | 3.91 % | 116,404 | 1,894 | 3.25 % |
| Total interest-bearing deposits | 1,099,067 | 12,973 | 2.36 % | 1,020,897 | 9,042 | 1.76 % |
| Borrowings and other | 21,006 | 389 | 3.71 % | 27,693 | 617 | 4.47 % |
| Total interest-bearing liabilities | 1,120,073 | 13,362 | 2.38 % | 1,048,590 | 9,659 | 1.84 % |
| Non-interest-bearing deposits | 461,270 | | | 508,361 | | |
| Other non interest-bearing liabilities | 32,604 | | | 46,942 | | |
| Total liabilities | 1,613,947 | | | 1,603,893 | | |
| Total shareholders' equity | 301,595 | | | 273,060 | | |
| Total liabilities and shareholders' equity | $ 1,915,542 | | | $ 1,876,953 | | |
| Net interest income | | $ 35,470 | | | $ 31,983 | |
| Net interest rate spread (1) | | | 3.14 % | | | 3.01 % |
| Net interest-earning assets (2) | $ 658,998 | | | $ 676,151 | | |
| Net interest margin (3) | | | 3.99 % | | | 3.71 % |
| Average interest-earning assets to interest-bearing liabilities | 158.84 % | | | 164.48 % | | |

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3) Net interest margin represents net interest income divided by average total interest-earning assets.

(4) Annualized.

**Rate/Volume Analysis**

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior two columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

| | Twelve Months Ended December 31, 2025 vs. June 30, 2024 | | | Six Months Ended December 31, 2024 vs. December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to | | Total Increase (Decrease) | Increase (Decrease) Due to | | Total Increase (Decrease) |
| | Volume | Rate | | Volume | Rate | |
| | (In thousands) | | | | | |
| **Interest-earning assets:** | | | | | | |
| Loans | $ 16,886 | $ 2,376 | $ 19,261 | $ 5,667 | $ 1,851 | $ 7,518 |
| Securities | (1,612) | 6,678 | 5,066 | (3,783) | 3,523 | (260) |
| Interest-earning deposits | (2,201) | (912) | (3,113) | 124 | (192) | (68) |
| Total interest-earning assets | 13,073 | 8,141 | 21,214 | 2,008 | 5,182 | 7,190 |
| | | | | | | |
| **Interest-bearing liabilities:** | | | | | | |
| Demand deposits | (640) | 244 | (396) | (208) | 482 | 274 |
| Savings deposits | (14) | 162 | 148 | (18) | 62 | 44 |
| Money market deposits | 3,581 | 1,424 | 5,006 | 1,029 | 1,660 | 2,689 |
| Certificates of deposit | 2,435 | 270 | 2,705 | 500 | 424 | 924 |
| Total interest-bearing deposits | 5,363 | 2,101 | 7,463 | 1,303 | 2,628 | 3,931 |
| Borrowings and other | 1,186 | (70) | 1,116 | (134) | (94) | (228) |
| Total interest-bearing liabilities | 6,548 | 2,031 | 8,579 | 1,169 | 2,534 | 3,703 |
| | | | | | | |
| Change in net interest income | $ 6,525 | $ 6,110 | $ 12,635 | $ 838 | $ 2,649 | $ 3,487 |

**Comparison of Financial Condition at December 31, 2025 and December 31, 2024**

*Total Assets.* Total assets of $2.15 billion at December 31, 2025 increased $171.0 million, or 8.6%, from $1.98 billion at December 31, 2024. The increase was due primarily to an increase of $211.7 million, or 14.8%, in net loans receivable and an increase of $37.2 million, or 38.5%, in cash and cash equivalents, offset in part by a decrease of $101.1 million, or 31.4%, in securities available for sale.

*Cash and Cash Equivalents.* Total cash and cash equivalents of $133.7 million at December 31, 2025, increased $37.2 million, or 38.5%, from $96.5 million at December 31, 2024.

*Securities Available for Sale.* Total securities available for sale of $220.4 million at December 31, 2025 decreased $101.1 million, or 31.4%, from $321.5 million at December 31, 2024. The decrease was primarily due to maturities, paydowns and calls of $212.7 million, offset in part by purchases of $102.0 million of securities during the year ended December 31, 2025.

*Securities Held to Maturity.* Total securities held to maturity of $41.5 million at December 31, 2025 increased $16.1 million, or 63.5%, from $25.4 million at December 31, 2024. The increase was primarily due to purchases of $37.0 million, offset in part by maturities, paydowns and calls of $20.8 million during the year ended December 31, 2025.

*Net Loans Receivable.* Net loans receivable of $1.65 billion at December 31, 2025 increased $211.7 million, or 14.8%, from $1.43 billion at December 31, 2024. By loan category, residential mortgage loans increased by $104.1 million, or 15.1%, to $793.7 million at December 31, 2025 from $689.6 million at December 31, 2024; commercial real estate loans increased by $51.7 million, or 12.4%, to $466.5 million at December 31, 2025 from $414.8 million at December 31, 2024; commercial construction loans increased by $38.7 million, or 29.6%, to $169.7 million at December 31, 2025 from $131.0 million at December 31, 2024; commercial and industrial loans increased by $16.4 million, or 15.1%, to $124.9 million at December 31, 2025 from $108.5 million at December 31, 2024; home equity loans and lines of credit increased by $2.7 million, or 2.8%, to $97.6 million at December 31, 2025 from $94.9 million at December 31, 2024; and consumer loans increased by $1.6 million, or 9.3%, to $19.2 million at December 31, 2025 from $17.6 million at December 31, 2024.

The increase in residential mortgage loans was primarily related to the Bank's relationship with the third-party Mortgage Banking Company which facilitated an increase in residential mortgage loan volume. The increase in commercial real estate and commercial and industrial loans was due to loan funding outpacing loan payoffs. The increase in commercial construction loans was due to funding of increased construction commitments.

*Deposits.* Total deposits of $1.74 billion at December 31, 2025 increased $153.0 million, or 9.6%, from $1.59 billion at December 31, 2024. By deposit category, certificate of deposits increased by $94.7 million, or 54.2%, to $269.5 million at December 31, 2025 from $174.8 million at December 31, 2024; money market accounts increased by $75.0 million, or 13.4%, to $633.5 million at December 31, 2025 from $558.5 million at December 31, 2024; and non-interest-bearing demand accounts increased by $1.8 million, or 0.4%, to $456.1 million at December 31, 2025 from $454.3 million at December 31, 2024, offset in part by a decrease in savings accounts of $10.5 million, or 4.0%, to $249.7 million at December 31, 2025 from $260.2 million at December 31, 2024 and a decrease in interest-bearing demand accounts of $8.0 million, or 5.8%, to $130.4 million at December 31, 2025 from $138.4 million at December 31, 2024.

The increase in certificates of deposit was primarily due to an increase in brokered deposits, and by a migration of funds from savings and other lower rate interest-bearing accounts. The increase in money market accounts was primarily due to a migration of funds from savings and other lower rate interest-bearing accounts. The decrease in savings accounts and interest-bearing demand accounts was primarily due to a migration of funds to higher rate interest-bearing accounts.

*Borrowings from Federal Home Loan Bank of New York.* Borrowings from the FHLBNY of $50.0 million at December 31, 2025 increased by $10.0 million, from $40.0 million at December 31, 2024. At December 31, 2025, borrowings consisted of FHLBNY advances with original maturities of one year or less.

*Total Shareholders' Equity.* Shareholders' equity of $323.9 million at December 31, 2025 increased $19.3 million, or 6.3%, from $304.6 million at December 31, 2024 primarily as a result of net income of $20.3 million and an increase in accumulated other comprehensive income of $8.5 million, partially offset by the repurchase of common stock of $11.3 million.

**Comparison of Operating Results for the Year Ended December 31, 2025 and the Fiscal Year Ended June 30, 2024**

*General.* Net income increased by $5.0 million, or 32.9%, to $20.3 million for the year ended December 31, 2025 from $15.3 million for the fiscal year ended June 30, 2024. The increase was primarily due to a $21.2 million increase in interest and dividend income, partially offset by a $8.6 million increase in interest expense, a $5.4 million increase in non-interest expense and a $2.1 million increase in income tax expense.

*Interest and Dividend Income.* Interest and dividend income increased $21.2 million, or 24.0%, to $109.5 million for the year ended December 31, 2025 from $88.3 million for the fiscal year ended June 30, 2024. The increase was the result of a 61 basis points increase in the average yield on interest-earning assets to 5.63% for the year ended December 31, 2025, from 5.02% for the fiscal year ended June 30, 2024 and due to a $185.3 million increase in the average balance of interest-earning assets to $1.95 billion for the year ended December 31, 2025 from $1.76 billion for the fiscal year ended June 30, 2024. The increase in the average yield on interest-earning assets was driven by market-related increases in interest rates on new loans and on investment securities purchased. The increase in average interest-earning assets was primarily due to the increase in the average balance of loans.

Interest income on loans increased $19.2 million, or 26.6%, to $91.6 million for the year ended December 31, 2025 from $72.4 million for the fiscal year ended June 30, 2024. Interest income on loans increased due to a 18 basis points increase in the average yield on loans to 5.90% for the year ended December 31, 2025 from 5.72% for the fiscal year ended June 30, 2024, coupled with a $287.2 million increase in the average balance of loans to $1.55 billion for the year ended December 31, 2025 from $1.27 billion for the fiscal year ended June 30, 2024. The increase in average yield on loans was primarily due to market-related increases in interest rates on new loans. The increase in the average balance of loans was principally due to purchases of residential mortgage loans and an increase in originations of commercial real estate, commercial construction and commercial and industrial loans.

Interest income on securities increased $5.0 million, or 52.0%, to $14.8 million for the year ended December 31, 2025 from $9.8 million for the fiscal year ended June 30, 2024. Interest income on securities increased due to a 199 basis points increase in the average yield on securities to 4.54% for the year ended December 31, 2025 from 2.55% for the fiscal year ended June 30, 2024, partially offset by a $56.3 million decrease in the average balance of securities to $326.0 million for the year ended December 31, 2025 from $382.3 million for the fiscal year ended June 30, 2024. The increase in average yield on securities was due to higher market rates of interest for new securities that were purchased during the year ended December 31, 2025, partially replacing the sale and scheduled maturities of lower yielding U.S. government and agency and municipal obligation securities. The decrease in the average balance of securities was due to the maturities of U.S. government and agency and municipal obligation securities, outpacing purchases during the year ended December 31, 2025 and due to the sales of U.S. government and agency securities during the fiscal year ended June 30, 2024 as part of a balance sheet repositioning in which the Company sold $74.5 million of lower-yielding available for sale securities with an average book yield of approximately 0.83%, in conjunction with an asset allocation shift, using investment securities' cash flow to fund higher yielding assets.

Interest income on interest-earning deposits with banks and other decreased $3.1 million, or 50.3%, to $3.1 million for the year ended December 31, 2025 from $6.2 million for the fiscal year ended June 30, 2024. Interest income on interest-earning deposits with banks and other decreased due to a 91 basis points decrease in the average yield on interest-earning deposits with banks and other to 4.56% for the year ended December 31, 2025 from 5.47% for the fiscal year ended June 30, 2024, primarily due to changes in market interest rates, and a decrease of $45.6 million in average balances on interest-earning deposits with banks and other to $67.5 million for the year ended December 31, 2025 from $113.1 million for the fiscal year ended June 30, 2024, primarily due to an increase in the average balances of loans.

***Interest Expense.*** Interest expense increased $8.6 million, or 39.3%, to $30.4 million for the year ended December 31, 2025 from $21.8 million for the fiscal year ended June 30, 2024 as a result of an increase in interest expense on deposits, borrowings and other. The increase was primarily due to an increase in the average balance of interest-bearing liabilities of $172.4 million, or 15.9%, to $1.26 billion for the year ended December 31, 2025 from $1.09 billion for the fiscal year ended June 30, 2024, and a 40 basis points increase in the average cost of interest-bearing liabilities to 2.41% for the year ended December 31, 2025 from 2.01% for the fiscal year ended June 30, 2024.

Interest expense on interest-bearing deposits increased $7.4 million, or 36.1%, to $28.1 million for the year ended December 31, 2025 from $20.7 million for the fiscal year ended June 30, 2024. Interest expense on interest-bearing deposits increased primarily due to a 39 basis points increase in the average cost of interest-bearing deposits to 2.34% for the year ended December 31, 2025 from 1.95% for the fiscal year ended June 30, 2024 and an increase in average interest-bearing deposits of $143.1 million to $1.20 billion for the year ended December 31, 2025 from $1.06 billion for the fiscal year ended June 30, 2024. The increase in the average cost of interest-bearing deposits was due primarily to the repricing of certain interest-bearing deposit accounts in response to changes in market interest rates, as well as a shift in the mix of deposits towards higher cost interest-bearing accounts.

Interest expense on borrowings and other liabilities increased $1.1 million, or 98.7%, to $2.2 million for the year December 31, 2025 from $1.1 million for the fiscal year ended June 30, 2024 due primarily to a $29.3 million increase in average borrowings and other liabilities to $55.7 million for the year ended December 31, 2025 from $26.4 million for the fiscal year ended June 30, 2024, partially offset by a decrease in the average cost of borrowings and other liabilities of 25 basis points, to 4.03% for the year ended December 31, 2025 from 4.28% for the fiscal year ended June 30, 2024.

*Net Interest Income.* Net interest income increased $12.6 million, or 19.0%, to $79.1 million for the year ended December 31, 2025 from $66.5 million for the fiscal year ended June 30, 2024. The increase in net interest income for the year ended December 31, 2025 was primarily due to an increase in the average yield on interest-earning assets of 61 basis points and an increase in the average balance of interest-earning assets of $185.3 million, partially offset by an increase in the average cost of interest-bearing liabilities of 40 basis points and an increase in the average balance of interest-bearing liabilities of $172.4 million. The net interest rate spread increased 21 basis points to 3.22% for the year ended December 31, 2025 from 3.01% for the fiscal year ended June 30, 2024. Net interest margin increased 29 basis points to 4.07% for the year ended December 31, 2025 from 3.78% for the fiscal year ended June 30, 2024. Net interest-earning assets increased by $12.9 million to $686.7 million for the year ended December 31, 2025 from $673.8 million for the fiscal year ended June 30, 2024.

*Provision for Credit Losses.* The provision for credit losses was $3.7 million for the year ended December 31, 2025, compared to $2.7 million for the fiscal year ended June 30, 2024. The provision for credit losses for the calendar year ended December 31, 2025 was primarily due to growth in the loan portfolio and changes in current economic conditions. Net charge-offs decreased to $95,000 for the year ended December 31, 2025, compared to $520,000 for the fiscal year ended June 30, 2024. Net charge-offs were 0.01% of average loans for the year ended December 31, 2025, compared to net charge-offs of 0.04% of average loans for the fiscal year ended June 30, 2024.

*Non-Interest Income.* Non-interest income increased $810,000, or 5.0%, to $17.1 million for the year ended December 31, 2025 from $16.3 million for the fiscal year ended June 30, 2024. The increase in noninterest income for the year ended December 31, 2025 was primarily due to an increase in insurance and wealth management services income and other noninterest income, and a $5.6 million loss on the sale of securities available for sale as part of a balance sheet repositioning during the fiscal year ended June 30, 2024, offset in part by $6.0 million of income from the previously announced settlement of litigation and net gain on equity securities sales during the fiscal year ended June 30, 2024.

The increase in insurance and wealth management services income for the year ended December 31, 2025 was primarily as a result of organic growth and positive market performance related to our wealth management assets. The increase in other noninterest income for the year ended December 31, 2025 was primarily due to an increase in bank-owned life insurance income as a result of a death benefit.

*Non-Interest Expense.* Non-interest expense increased $5.4 million, or 8.8%, to $66.1 million for the year ended December 31, 2025 from $60.7 million for the fiscal year ended June 30, 2024. The increase in noninterest expense for the year ended December 31, 2025 was primarily due to an increase in salaries and employee benefits, a goodwill impairment expense and an increase in other noninterest expenses, offset in part by decreases in professional fees and data processing.

Salaries and employee benefits increased for the year ended December 31, 2025 primarily due to compensation expense from annual merit increases as well as due to share-based compensation costs recognized during the year ended December 31, 2025 for the stock awards granted during the three months ended June 30, 2024. The $2.0 million goodwill impairment expense for the year ended December 31, 2025 was due to an impairment recognized for goodwill related to the insurance subsidiary based on the annual impairment testing performed during the three months ended December 31, 2025. Other expenses increased for the year ended December 31, 2025 primarily due to litigation-related expense, offset in part by a benefit for the other cost components of the net periodic pension and post-retirement benefits cost. The decrease in professional fees for the year ended December 31, 2025 was primarily due to lower legal fees and expenses.

*Income Tax Expense.* Income tax expense increased $2.1 million, or 49.5%, to $6.2 million for the year ended December 31, 2025 from $4.1 million for the fiscal year ended June 30, 2024, due to an increase in income before income taxes. Our effective tax rate was 23.4% for the year ended December 31, 2025, compared to 21.4% for the fiscal year ended June 30, 2024. The increase in our effective tax rate was primarily due to the $2.0 million goodwill impairment expense that is not deductible for income tax purposes.

**Comparison of Operating Results for the Six Months Ended December 31, 2024 and December 31, 2023**

*General.* Net income increased by $3.0 million, or 45.2%, to $9.6 million for the six months ended December 31, 2024 from $6.6 million for the six months ended December 31, 2023. The increase was primarily due to a $3.5 million increase in net interest income, a $1.7 million decrease in the provision for credit losses, and a $400,000 increase in non-interest income, partially offset by a $1.4 million increase in non-interest expense and a $1.1 million increase in income tax expense.

*Interest and Dividend Income.* Interest and dividend income increased $7.2 million, or 17.3%, to $48.8 million for the six months ended December 31, 2024, from $41.6 million for the six months ended December 31, 2023 due to an increase in interest income on loans. The increase was the result of a 67 basis points increase in the average yield on interest-earning assets to 5.52% for the six months ended December 31, 2024, from 4.85% for the six months ended December 31, 2023 and an increase in the average balance of interest-earning assets of $54.3 million. The increase in the average yield on interest-earning assets was driven by market related increases in interest rates on new loans and an asset allocation shift, using investment securities' cash flow to fund higher yielding assets. Average interest-earning assets of $1.78 billion for the six months ended December 31, 2024 increased by $54.3 million from the six months ended December 31, 2023 primarily due to the increase in the average balance of loans.

Interest income on loans increased $7.5 million, or 21.9%, to $41.8 million for the six months ended December 31, 2024 from $34.3 million for the six months ended December 31, 2023. Interest income on loans increased due to a 30 basis points increase in the average yield on loans to 6.01% for the six months ended December 31, 2024 from 5.71% for the six months ended December 31, 2023, coupled with a $192.8 million increase in the average balance of loans to $1.40 billion for the six months ended December 31, 2024 from $1.21 billion for the six months ended December 31, 2023. The increase in average yield on loans was primarily due to market related increases in interest rates on new loans. The increase in the average balance of loans was principally due to purchases of residential mortgage loans.

Interest income on securities decreased $260,000, or 5.0%, to $4.9 million for the six months ended December 31, 2024 from $5.2 million for the six months ended December 31, 2023. Interest income on securities decreased due to a $140.3 million decrease in the average balance of securities to $298.0 million for the six months ended December 31, 2024 from $438.3 million for the six months ended December 31, 2023, partially offset by a 94 basis points increase in the average yield on securities to 3.29% for the six months ended December 31, 2024 from 2.35% for the six months ended December 31, 2023. The decrease in the average balance of securities was primarily due to the sales of U.S. government and agency securities during the six months ended December 31, 2023 as part of a balance sheet repositioning in which the Company sold $74.5 million of lower-yielding available for sale securities with an average book yield of approximately 0.83%, and maturities of U.S. government and agency and municipal obligation securities, in conjunction with an asset allocation shift, using investment securities' cash flow to fund higher yielding assets. The increase in average yield on securities was due to higher market rates of interest for new securities that were purchased replacing lower yielding available for sale securities.

Interest income on interest-earning deposits with banks and other was flat at $2.2 million for the six months ended December 31, 2024 and 2023. The average yield on interest-earning deposits with banks and other decreased by 30 basis points to 5.27% for the six months ended December 31, 2024 from 5.57% for the six months ended December 31, 2023 primarily due to a decrease in yields on interest-earning deposits with banks due to changes in market interest rates, partially offset by an increase of $1.8 million in average balances on interest-earning deposits with banks and other to $81.9 million for the six months ended December 31, 2024 from $80.1 million for the six months ended December 31, 2023.

*Interest Expense.* Interest expense increased $3.7 million, or 38.3%, to $13.4 million for the six months ended December 31, 2024 from $9.7 million for the six months ended December 31, 2023 as a result of an increase in interest expense on deposits. The increase was primarily due to a 54 basis points increase in the average cost of interest-bearing liabilities to 2.38% for the six months ended December 31, 2024 from 1.84% for the six months ended December 31, 2023, as well as a shift in the mix of interest-bearing liabilities to higher interest rate liability accounts.

Interest expense on interest-bearing deposits increased $4.0 million, or 43.5%, to $13.0 million for the six months ended December 31, 2024 from $9.0 million for the six months ended December 31, 2023. Interest expense on interest-bearing deposits increased primarily due to a 60 basis points increase in the average cost of interest-bearing deposits to 2.36% for the six months ended December 31, 2024 from 1.76% for the six months ended December 31, 2023 and an increase in average interest-bearing deposits of $78.2 million to $1.10 billion for the six months ended December 31, 2024 from $1.02 billion for the six months ended December 31, 2023. The average cost of interest-bearing liabilities increased for the six months ended December 31, 2024 due primarily to the upward repricing of certain interest-bearing deposit accounts in response to changes in market interest rates, as well as a shift in the mix of deposits towards higher cost interest-bearing accounts.

Interest expense on borrowings and other liabilities decreased $228,000 to $389,000 for the six months ended December 31, 2024 from $617,000 for the six months ended December 31, 2023 due primarily to a decrease in average borrowings and other liabilities of $6.7 million to $21.0 million for the six months ended December 31, 2024 from $27.7 million for the six months ended December 31, 2023, and by a decrease in the average cost of borrowings and other liabilities of 76 basis points to 3.71% for the six months ended December 31, 2024 from 4.47% for the six months ended December 31, 2023.

*Net Interest Income.* Net interest income increased $3.5 million, or 10.9%, to $35.5 million for the six months ended December 31, 2024 compared to $32.0 million for the six months ended December 31, 2023. The increase was primarily due to an increase in the average yield on interest-earning assets of 67 basis points and an increase in the average balance of interest-earning assets of $54.3 million, partially offset by an increase in the average cost of interest-bearing liabilities of 54 basis points and an increase in the average balance of interest-bearing liabilities of $71.5 million. The net interest rate spread increased 13 basis points to 3.14% for the six months ended December 31, 2024 from 3.01% for the six months ended December 31, 2023. Net interest margin increased 28 basis points to 3.99% for the six months ended December 31, 2024 from 3.71% for the six months ended December 31, 2023. Net interest-earning assets decreased by $17.2 million to $659.0 million for the six months ended December 31, 2024 from $676.2 million for the six months ended December 31, 2023 as a result of a shift in deposit mix which increased interest-bearing deposits. The effect on net interest income of the decrease in the average balance of net interest-earning assets for the six months ended December 31, 2024 was offset by the asset allocation shift to higher yielding assets.

*Provision for Credit Losses.* The provision for credit losses was $220,000 for the six months ended December 31, 2024, as compared to a $1.9 million provision for credit losses for the six months ended December 31, 2023. The decrease in the provision for credit losses for the six months ended December 31, 2024 was primarily due to improvements in asset quality and economic conditions, offset in part by growth in the loan portfolio. Net charge-offs were $22,000 for the six months ended December 31, 2024, compared to net charge-offs of $371,000 for the six months ended December 31, 2023. Annualized net charge-offs were 0.00% of average loans for the six months ended December 31, 2024, compared to annualized net charge-offs of 0.06% of average loans for the six months ended December 31, 2023. Non-performing assets were $5.2 million, or 0.27% of total assets, at December 31, 2024, compared to $9.2 million, or 0.49% of total assets, at June 30, 2024. The allowance for credit losses on loans was $21.8 million at December 31, 2024 and at June 30, 2024, representing 1.49% and 1.60% of total loans outstanding, respectively.

*Non-Interest Income.* Noninterest income of $8.8 million for the six months ended December 31, 2024 increased $400,000, or 4.8%, as compared to $8.4 million for the six months ended December 31, 2023. Noninterest income increased primarily due to an increase in insurance and wealth management services income of $201,000 and other noninterest income of $678,000 during the six months ended December 31, 2024, and a $5.6 million loss on sale of securities available for sale as part of a balance sheet repositioning during the six months ended December 31, 2023, offset in part by $6.0 million of income from the previously announced settlement of litigation and $349,000 of net gain on equity securities during the six months ended December 31, 2023. The increase in insurance and wealth management services income for the six months ended December 31, 2024 was primarily as a result of organic growth and positive market performance related to our wealth management services.

*Non-Interest Expense.* Noninterest expense of $31.6 million for the six months ended December 31, 2024 increased $1.4 million, or 4.8%, as compared to $30.2 million for the six months ended December 31, 2023. The increase in noninterest expense for the six months ended December 31, 2024 was primarily due to an increase in salaries and employee benefits of $1.5 million, an increase in occupancy and equipment of $1.2 million and an increase in other expenses of $739,000, offset in part by a decrease in professional fees of $1.5 million. Salaries and employee benefits increased due to compensation expense from annual merit increases, hiring talent to fill open positions, an enhanced annual bonus, as well as due to share-based compensation costs recognized during the six months ended December 31, 2024 for the stock awards granted during the three months ended June 30, 2024. Occupancy expense increased for the six months ended December 31, 2024 primarily due to $466,000 in impairment expense related to branch renovation strategic initiatives and a $730,000 loss on the sale of a non-branch property. The non-branch property sold was acquired in 2017 as part of a transaction to acquire a separate branch location that was previously leased and the $2.25 million in proceeds from the sale will be redeployed to ongoing branch renovation projects. Other expenses increased for the six months ended December 31, 2024 primarily due to a tax-deductible contribution to the Pioneer Bank Charitable Foundation. Professional fees decreased due to lower legal fees and expenses as compared to the prior-year period.

*Income Tax Expense.* Income tax expense increased $1.1 million to $2.8 million for the six months ended December 31, 2024 as compared to $1.7 million for the six months ended December 31, 2023 primarily due to an increase in income before income taxes. Our effective tax rate was 22.6% for the six months ended December 31, 2024 compared to 20.6% for the six months ended December 31, 2023. The increase in our effective tax rate was primarily due to the decrease in tax-exempt income for the six months ended December 31, 2024 as compared to the prior-year period.

## Liquidity and Capital Resources

*Liquidity.* Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from calls, maturities and sales of securities. We also have the ability to borrow from the FHLBNY. At December 31, 2025, we had the ability to borrow up to $622.0 million, of which $50.0 million was utilized for borrowings and $245.0 million was utilized as collateral for letters of credit issued to secure municipal deposits. At December 31, 2025, we had a $20.0 million unsecured line of credit with a correspondent bank with no outstanding balance, as well as the ability to borrow from the Federal Reserve Bank of New York through the discount window lending program, and access to the reciprocal and brokered deposit markets.

We cannot accurately predict what the impact of the events described in the "Legal Proceedings" section may have on our liquidity and capital resources. For example, costs associated with prosecuting, litigating or settling any litigation, satisfying any adverse judgments, if any, could be significant. We continue to monitor these matters for further developments that could affect the amount of the accrued liability that has been established. See Item 3 – "Legal Proceedings" and "Part II, Item 8 – Financial Statements and Supplementary Data – Note 14 – Commitments and Contingent Liabilities – Legal Proceedings and Other Contingent Liabilities" elsewhere in this report for more information. For those matters for which a loss is reasonably possible and estimable, whether in excess of an accrued liability or where there is no accrued liability, the Company's estimated range of possible loss is $0 to $38.8 million in excess of the accrued liability, if any, as of December 31, 2025. These estimates are based upon currently available information and are subject to significant judgment, a variety of assumptions and known and unknown uncertainties. The matters underlying the accrued liability and estimated range of possible losses are unpredictable and may change from time to time, and actual losses may vary significantly from the current estimate and accrual. The estimated range of possible loss does not represent the Company's maximum loss exposure. These legal, regulatory, governmental and other proceedings, claims or investigations, costs, settlements, judgments, sanctions or other expenses could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows or cause significant reputational harm and subject us to civil litigation, significant fines, damage awards or other material regulatory consequences.

The board of directors is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2025.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any period. At December 31, 2025, cash and cash equivalents totaled $133.7 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $220.4 million at December 31, 2025.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2025 totaled $263.8 million, or 15.2%, of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and FHLBNY advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

*Capital Resources.* The Bank is subject to various regulatory capital requirements administered by the OCC. At December 31, 2025, we exceeded all applicable regulatory capital requirements, and were considered "well capitalized" under regulatory guidelines. See Note 16 in the Notes to the consolidated financial statements for further information.

## Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

*Off-Balance Sheet Arrangements.* We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. The financial instruments include commitments to originate loans, unused lines of credit and standby letters of credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of condition. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

At December 31, 2025, we had $350.1 million of commitments to originate loans, comprised of $210.1 million of commitments under commercial loans and lines of credit (including $66.4 million of unadvanced portions of commercial construction loans), $78.3 million of commitments under home equity loans and lines of credit, $54.8 million of commitments to purchase residential mortgage loans, and $6.9 million of unfunded commitments under consumer lines of credit. In addition, at December 31, 2025, we had $27.4 million in standby letters of credit outstanding. See Note 14 in the Notes to the consolidated financial statements for further information.

*Contractual Obligations.* In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

## Recent Accounting Pronouncements

Please refer to Note 2 in the Notes to the consolidated financial statements that appear in this Annual Report on Form 10-K for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

## Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

**ITEM 7A.**     **Quantitative and Qualitative Disclosures About Market Risk**

This Item is not applicable, as the Company is a "smaller reporting company."

**ITEM 8.**     **Financial Statements and Supplementary Data**

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS**

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Pioneer Bancorp, Inc.
Albany, New York

## Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of condition of Pioneer Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2025, the six months ended December 31, 2024 and the fiscal year ended June 30, 2024, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025, the six months ended December 31, 2024, and the fiscal year ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by COSO.

## Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

## Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matter**
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

*Allowance for Credit Losses – Loans Collectively Evaluated*
As described in Notes 2 and 5 to the financial statements, the Company's allowance for credit losses on loans of $25.3 million reflects management's expected credit losses that exist in the loan portfolio of $1.67 billion as of December 31, 2025, which related entirely to loans evaluated on a collective basis (the collective ACL on loans). The ACL is measured on a collective (pooled) basis for segments of loans when similar risk characteristics are present. The Company uses a discounted cash flow methodology where the respective allowance for each segment is measured by comparing the amortized cost to the present value of modeled cash flows projected using a probability of default (PD), and loss given default (LGD) methodology. The Company uses PD regression models to develop the PD, and LGD models to develop the LGD, using historical credit loss experience for both the Company and selected peers with similar risk profiles.

The application of these models incorporates external economic forecasts for the economic variables over the reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts to long-term average economic variables over a reversion period on a straight-line basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level stated interest rate. After quantitative considerations, the Company applies additional qualitative adjustments to adjust for asset-specific risk characteristics and current conditions, so that the collective ACL is reflective of the estimate of lifetime losses that exist in the loan portfolio.

We identified the assessment of the collective ACL on loans as a critical audit matter. The principal considerations for identifying this as a critical audit matter were (i) the significant judgment by management in determining the collective ACL on loans, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence related to management's determination of the collective ACL on loans, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address this critical audit matter included:
- Evaluating the design and testing the operating effectiveness of management's controls addressing:
  - Management's development of the collective ACL on loans methodology, including continued use and appropriateness of the PD regression and LGD models, and evaluating the conceptual design of the models;
  - Management's review of the relevance and reliability of data used in the models;
  - Management's review over the Company's judgments and assumptions used in the formulation of the qualitative factor framework and related adjustments; and
  - Management's review over the collective ACL on loans results, trends, and ratios.
- Substantively testing management's process included:

- Evaluating management's judgments and assumptions related to the selection of the models including evaluating the conceptual design of the models and the mathematical accuracy of the models;

- Evaluating the relevance and reliability of data used in the models;

- Evaluating the composition of the peer group selected by the Company and the methodology for making this determination;

- Evaluating management's judgments and assumptions used in the formulation of the qualitative factor framework, including the relevance and reliability of internal and external data used in their formulation;

- Evaluating the relevance and reliability of the internal and external data used in the development of qualitative adjustments and the effect of those adjustments; and
- Evaluating the selection and use of a third-party service organization and specialist in assisting with the collective ACL on loans.

We have served as the Company's auditor since 2014.


/s/ Bonadio & Co., LLP
Pittsford, New York

March 12, 2026

**PIONEER BANCORP, INC.**

## CONSOLIDATED STATEMENTS OF CONDITION
**(in thousands, except share and per share amounts)**

| | December 31, | |
|---|---:|---:|
| | **2025** | **2024** |
| **Assets** | | |
| Cash and due from banks | $ 29,835 | $ 25,650 |
| Federal funds sold | 2,800 | 3,644 |
| Interest-earning deposits with banks | 101,040 | 67,227 |
| Cash and cash equivalents | 133,675 | 96,521 |
| Securities available for sale, at fair value | 220,431 | 321,537 |
| Securities held to maturity, net of allowance for credit losses of $452 at December 31, 2025 and $216 at December 31, 2024 (fair value of $40,175 at December 31, 2025 and $22,457 at December 31, 2024) | 41,521 | 25,400 |
| Federal Reserve Bank of New York and Federal Home Loan Bank of New York stock | 6,090 | 5,283 |
| Loans receivable | 1,671,560 | 1,456,329 |
| Allowance for credit losses | (25,305) | (21,754) |
| Net loans receivable | 1,646,255 | 1,434,575 |
| Accrued interest receivable | 8,889 | 7,937 |
| Premises and equipment, net | 35,576 | 35,480 |
| Bank-owned life insurance | 15,306 | 15,956 |
| Goodwill | 9,599 | 10,879 |
| Other intangible assets, net | 2,711 | 2,705 |
| Other assets | 30,631 | 23,457 |
| Total assets | $ 2,150,684 | $ 1,979,730 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| **Liabilities** | | |
| Deposits: | | |
| Non-interest bearing deposits | $ 456,114 | $ 454,296 |
| Interest bearing deposits | 1,283,064 | 1,131,887 |
| Total deposits | 1,739,178 | 1,586,183 |
| Mortgagors' escrow deposits | 9,129 | 8,097 |
| Borrowings from Federal Home Loan Bank of New York | 50,000 | 40,000 |
| Other liabilities | 28,516 | 40,897 |
| Total liabilities | 1,826,823 | 1,675,177 |
| | | |
| Commitments and contingent liabilities – See Note 14 | | |
| | | |
| **Shareholders' Equity** | | |
| Preferred stock ($0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding as of December 31, 2025 and December 31, 2024) | — | — |
| Common stock ($0.01 par value, 75,000,000 shares authorized 25,072,214 and 25,978,904 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively) | 251 | 260 |
| Additional paid in capital | 115,400 | 114,113 |
| Retained earnings | 203,045 | 194,188 |
| Unallocated common stock of Employee Stock Ownership Plan ("ESOP") | (8,868) | (9,551) |
| Accumulated other comprehensive income | 14,033 | 5,543 |
| Total shareholders' equity | 323,861 | 304,553 |
| Total liabilities and shareholders' equity | $ 2,150,684 | $ 1,979,730 |

See accompanying notes to consolidated financial statements.

**PIONEER BANCORP, INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**
For the year ended December 31, 2025, the six months ended December 31, 2024 and 2023 (2023 unaudited) and the fiscal year ended June 30, 2024
(in thousands, except share and per share amounts)

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | For the Six Months Ended December 31, 2023 | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| **Interest and dividend income:** | | | | |
| Loans | $ 91,639 | $ 41,773 | $ 34,255 | $ 72,378 |
| Securities | 14,816 | 4,909 | 5,169 | 9,750 |
| Interest-earning deposits with banks and other | 3,075 | 2,150 | 2,218 | 6,188 |
| Total interest and dividend income | 109,530 | 48,832 | 41,642 | 88,316 |
| | | | | |
| **Interest expense:** | | | | |
| Deposits | 28,135 | 12,973 | 9,042 | 20,672 |
| Borrowings and other | 2,247 | 389 | 617 | 1,131 |
| Total interest expense | 30,382 | 13,362 | 9,659 | 21,803 |
| Net interest income | 79,148 | 35,470 | 31,983 | 66,513 |
| Provision for credit losses | 3,695 | 220 | 1,870 | 2,700 |
| Net interest income after provision for credit losses | 75,453 | 35,250 | 30,113 | 63,813 |
| | | | | |
| **Noninterest income:** | | | | |
| Bank fees and service charges | 5,965 | 2,954 | 2,944 | 5,877 |
| Insurance and wealth management services | 10,103 | 4,938 | 4,737 | 9,313 |
| Net gain on equity securities | — | — | 349 | 735 |
| Net gain (loss) on securities available for sale transactions | — | 165 | (5,645) | (5,645) |
| Litigation-related income | — | — | 5,950 | 5,950 |
| Other | 1,072 | 752 | 74 | 100 |
| Total noninterest income | 17,140 | 8,809 | 8,409 | 16,330 |
| | | | | |
| **Noninterest expense:** | | | | |
| Salaries and employee benefits | 33,950 | 15,893 | 14,381 | 29,225 |
| Net occupancy and equipment | 7,620 | 4,915 | 3,732 | 7,461 |
| Data processing | 3,721 | 1,955 | 2,503 | 4,554 |
| Advertising and marketing | 1,011 | 478 | 353 | 729 |
| Insurance premiums | 993 | 498 | 465 | 913 |
| Federal Deposit Insurance Corporation insurance premiums | 914 | 476 | 532 | 1,090 |
| Professional fees | 8,765 | 3,891 | 5,430 | 11,070 |
| Goodwill impairment loss | 2,000 | — | — | — |
| Other | 7,130 | 3,542 | 2,803 | 5,692 |
| Total noninterest expense | 66,104 | 31,648 | 30,199 | 60,734 |
| Income before income taxes | 26,489 | 12,411 | 8,323 | 19,409 |
| Income tax expense | 6,202 | 2,811 | 1,712 | 4,149 |
| Net income | $ 20,287 | $ 9,600 | $ 6,611 | $ 15,260 |
| | | | | |
| **Net earnings per common share:** | | | | |
| Basic | $ 0.83 | $ 0.38 | $ 0.26 | $ 0.61 |
| Diluted | $ 0.83 | $ 0.38 | $ 0.26 | $ 0.61 |
| | | | | |
| Weighted average shares outstanding – basic | 24,471,179 | 25,011,322 | 25,201,205 | 25,193,848 |
| Weighted average shares outstanding – diluted | 24,566,658 | 25,098,384 | 25,201,205 | 25,223,114 |

See accompanying notes to consolidated financial statements.

**PIONEER BANCORP, INC.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**For the year ended December 31, 2025, the six months ended December 31, 2024 and 2023 (2023 unaudited) and the fiscal year ended June 30, 2024**
**(dollars in thousands)**

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | For the Six Months Ended December 31, 2023 | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| Net income | $ 20,287 | $ 9,600 | $ 6,611 | $ 15,260 |
| | | | | |
| Other comprehensive income: | | | | |
| Unrealized gains on securities: | | | | |
| Unrealized holding gains arising during the period | 5,029 | 672 | 7,554 | 9,204 |
| Reclassification adjustment for (gains) losses included in net income | — | (165) | 5,645 | 5,645 |
| | 5,029 | 507 | 13,199 | 14,849 |
| Tax expense | 1,314 | 133 | 3,450 | 3,881 |
| | 3,715 | 374 | 9,749 | 10,968 |
| Defined benefit plans: | | | | |
| Change in funded status of defined benefit plans | 7,014 | 482 | — | 4,826 |
| Reclassification adjustment for amortization of net actuarial gain | (548) | (175) | — | (30) |
| | 6,466 | 307 | — | 4,796 |
| Tax expense | 1,691 | 80 | — | 1,254 |
| | 4,775 | 227 | — | 3,542 |
| Total other comprehensive income | 8,490 | 601 | 9,749 | 14,510 |
| Comprehensive income | $ 28,777 | $ 10,201 | $ 16,360 | $ 29,770 |

See accompanying notes to consolidated financial statements.

**PIONEER BANCORP, INC.**

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
**For the year ended December 31, 2025, six months ended December 31, 2024 and the fiscal year ended June 30, 2024**
**(dollars in thousands, except share amounts)**

| | Common Stock | | Additional Paid in Capital | Retained Earnings | Unallocated Common Stock of ESOP | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balance as of July 1, 2023 | 25,977,679 | $ 260 | $ 113,543 | $ 173,038 | $ (10,573) | $ (9,568) | $ 266,700 |
| Cumulative effect of change in accounting principle - Current Expected Credit Losses (1) | — | — | — | 507 | — | — | 507 |
| Net income | — | — | — | 15,260 | — | — | 15,260 |
| Other comprehensive income | — | — | — | — | — | 14,510 | 14,510 |
| ESOP shares committed to be released (50,916 shares) | — | — | (209) | — | 681 | — | 472 |
| Stock-based compensation expense | — | — | 154 | — | — | — | 154 |
| Restricted stock awards granted | 390,000 | 4 | (4) | — | — | — | — |
| Repurchases of common stock | (106,386) | (1) | — | (1,074) | — | — | (1,075) |
| Balance as of June 30, 2024 | 26,261,293 | $ 263 | $ 113,484 | $ 187,731 | $ (9,892) | $ 4,942 | $ 296,528 |
| Net income | — | — | — | 9,600 | — | — | 9,600 |
| Other comprehensive income | — | — | — | — | — | 601 | 601 |
| ESOP shares committed to be released (25,458 shares) | — | — | (58) | — | 341 | — | 283 |
| Stock-based compensation expense | — | — | 687 | — | — | — | 687 |
| Restricted stock awards granted | 5,000 | — | — | — | — | — | — |
| Repurchases of common stock | (287,389) | (3) | — | (3,143) | — | — | (3,146) |
| Balance as of December 31, 2024 | 25,978,904 | $ 260 | $ 114,113 | $ 194,188 | $ (9,551) | $ 5,543 | $ 304,553 |
| Net income | — | — | — | 20,287 | — | — | 20,287 |
| Other comprehensive income | — | — | — | — | — | 8,490 | 8,490 |
| ESOP shares committed to be released (50,916 shares) | — | — | (56) | — | 683 | — | 627 |
| Stock-based compensation expense | — | — | 1,267 | — | — | — | 1,267 |
| Restricted stock awards granted, net of forfeitures | 2,000 | — | — | — | — | — | — |
| Purchase of employee restricted shares to fund statutory tax withholding | (12,300) | — | — | (145) | — | — | (145) |
| Stock options exercised, net | 8,718 | — | 76 | — | — | — | 76 |
| Repurchases of common stock | (905,108) | (9) | — | (11,285) | — | — | (11,294) |
| Balance as of December 31, 2025 | 25,072,214 | $ 251 | $ 115,400 | $ 203,045 | $ (8,868) | $ 14,033 | $ 323,861 |

(1) Adoption of Accounting Standard Update 2016-13.

See accompanying notes to consolidated financial statements.

# PIONEER BANCORP, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**For the year ended December 31, 2025, six months ended December 31, 2024 and 2023 (2023 unaudited) and the fiscal year ended June 30, 2024**
**(dollars in thousands)**

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | For the Six Months Ended December 31, 2023 | For the Year Ended June 30, 2024 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Net income | $ 20,287 | $ 9,600 | $ 6,611 | $ 15,260 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization | 1,899 | 1,253 | 1,316 | 2,596 |
| Provision for credit losses | 3,695 | 220 | 1,870 | 2,700 |
| Net accretion on securities | (4,664) | (1,345) | (820) | (1,863) |
| ESOP compensation | 627 | 283 | 229 | 472 |
| (Earnings) loss on bank-owned life insurance | (492) | 53 | 124 | 313 |
| Net gain on sale or write-down of other real estate owned | (65) | (35) | — | (55) |
| Proceeds from sale of loans | 2,685 | 3,024 | 92 | 92 |
| Net (gain) loss on sale of loans | (48) | (33) | 8 | 9 |
| Loss on sale, disposal or impairment of premises and equipment, net | 4 | 1,199 | — | 288 |
| Goodwill impairment loss | 2,000 | — | — | — |
| Gain on termination of finance lease, net | (11) | — | — | — |
| Net gain on equity securities | — | — | (349) | (735) |
| Net (gain) loss on securities available for sale transactions | — | (165) | 5,645 | 5,645 |
| Net gain on calls of securities held to maturity | (128) | — | — | — |
| Stock-based compensation expense | 1,267 | 687 | — | 154 |
| Deferred tax (benefit) expense | (2,235) | 342 | 4 | (188) |
| Increase in accrued interest receivable | (952) | (378) | (484) | (365) |
| (Increase) decrease in other assets | (2,275) | (1,418) | (1,214) | 1,992 |
| (Decrease) increase in other liabilities | (10,471) | 3,560 | (1,545) | (2,488) |
| Changes in operating leases | (6) | 6 | 12 | 20 |
| **Net cash provided by operating activities** | 11,117 | 16,853 | 11,499 | 23,847 |
| **Cash flows from investing activities:** | | | | |
| Proceeds from maturities, paydowns and calls of securities available for sale | 212,749 | 77,696 | 71,780 | 143,550 |
| Proceeds from sales of securities available for sale | — | 350 | 74,462 | 74,462 |
| Purchases of securities available for sale | (101,950) | (140,157) | (26,597) | (32,687) |
| Proceeds from maturities and paydowns of securities held to maturity | 20,782 | 2,414 | 1,958 | 2,651 |
| Purchases of securities held to maturity | (37,010) | (2,678) | (1,801) | (4,054) |
| Proceeds from sales of equity securities | — | — | — | 3,149 |
| Net purchases of FHLBNY and FRBNY stock | (807) | (1,737) | (50) | (2,350) |
| Net increase in loans receivable | (218,558) | (93,473) | (119,033) | (200,057) |
| Purchases of premises and equipment | (2,317) | (753) | (534) | (838) |
| Proceeds from the sale of premises and equipment | — | 2,250 | — | — |
| Proceeds from bank-owned life insurance death benefit | 1,142 | — | — | — |
| Proceeds from sale of other real estate owned | 660 | 188 | — | 106 |
| Cash paid for acquisitions | (480) | — | (1,980) | (1,980) |
| **Net cash used in investing activities** | (125,789) | (155,900) | (1,795) | (18,048) |
| **Cash flows from financing activities:** | | | | |
| Net increase (decrease) in deposits | 152,995 | 35,931 | (19,756) | 8,401 |
| Net increase (decrease) in mortgagors' escrow deposits | 1,032 | (1,604) | (618) | 1,813 |
| Proceeds from exercise of stock options | 76 | — | — | — |
| Proceeds from FHLBNY borrowings, net | 10,000 | 40,000 | — | — |
| Payments on acquisition contingent consideration | (750) | (750) | (124) | (124) |
| Repurchase of common stock | (11,294) | (3,146) | — | (1,075) |
| Purchase of employee restricted shares to fund statutory tax withholding | (145) | — | — | — |
| Repayment of finance lease liability | (88) | (53) | (50) | (102) |
| **Net cash provided by (used in) financing activities** | 151,826 | 70,378 | (20,548) | 8,913 |
| Net increase (decrease) in cash and cash equivalents | 37,154 | (68,669) | (10,844) | 14,712 |
| Cash and cash equivalents at beginning of period | 96,521 | 165,190 | 150,478 | 150,478 |
| Cash and cash equivalents at end of period | $ 133,675 | $ 96,521 | $ 139,634 | $ 165,190 |
| **Supplemental disclosure of cash flow information:** | | | | |
| Cash paid during the period for: | | | | |
| Interest | $ 30,024 | $ 13,356 | $ 9,579 | $ 21,751 |
| Income taxes | $ 9,250 | $ 2,700 | $ 3,000 | $ 5,000 |
| **Non-cash investing and financing activity:** | | | | |
| Loans transferred to other real estate owned | $ 595 | $ — | $ 51 | $ 204 |
| Acquisition contingent consideration payable | $ 720 | $ — | $ 1,499 | $ 1,499 |
| Right of use assets obtained in exchange for new finance lease liabilities | $ — | $ — | $ — | $ 26 |
| Right of use assets obtained in exchange for new operating lease liabilities | $ 88 | $ — | $ 199 | $ 199 |

See accompanying notes to consolidated financial statements.

**PIONEER BANCORP, INC.**

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**For the year ended December 31, 2025, six months ended December 31, 2024 and 2023 (2023 unaudited) and the fiscal year ended June 30, 2024**

### 1.    NATURE OF OPERATIONS

**Nature of Operations**
Pioneer Bancorp, Inc. (the "Company") is a mid-tier stock holding company whose wholly owned subsidiary is Pioneer Bank, National Association (the "Bank"). The Bank was a New York State chartered savings bank and following approval by the Office of the Comptroller of the Currency ("OCC") converted to a national bank on April 1, 2024. The Bank's wholly owned subsidiaries are Pioneer Insurance Agency, Inc. and Pioneer Financial Services, Inc. The Company's wholly owned subsidiary Pioneer Capital Markets, Inc., is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer focused on municipal bond trading and commenced operations on January 2, 2026.

On October 15, 2024, the board of directors of the Company approved an amendment to Article VI, Section 5 of its Bylaws to change its fiscal year end from June 30 to December 31. Transition period comparative financial information presented for the six months ended December 31, 2023 is unaudited.

The Company provides diversified financial services through the Bank and its subsidiaries, with 22 offices in the Capital Region of New York State. The Company, through its subsidiaries, offers a broad array of deposit, lending, and other financial services to individuals, businesses, and municipalities. There are no significant concentrations of loans to any one customer or industry. However, the customers' ability to repay their loans is dependent on the real estate and general economic conditions in the Bank's market area.

### 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Principles of Consolidation**
The consolidated financial statements include the accounts of the Company, the Bank, the Bank's wholly owned subsidiaries, and Pioneer Capital Markets, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

**Use of Estimates**
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ substantially from those estimates. The allowance for credit losses, valuation of securities and other financial instruments, the funded status and expense of employee benefit plans, legal proceedings and other contingent liabilities, and the realizability of deferred tax assets are particularly subject to change.

**Subsequent Events**
Subsequent events are events or transactions that occur after the statement of condition date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of condition, including the estimates inherent in the process of preparing the consolidated financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of condition but arose after that date.

Management has reviewed events occurring through the date the consolidated financial statements were issued and, when appropriate, recognized or disclosed in the consolidated financial statements or notes to the consolidated financial statements.

**Cash and Cash Equivalents**

Cash and cash equivalents consists of cash and due from banks, federal funds sold with maturities less than three months, and interest-bearing deposits with banks. Net cash flows are reported for customer loan and deposit transactions, changes in mortgagor's escrow deposits, and short-term borrowings.

**Securities Available for Sale, Securities Held to Maturity and Equity Securities**

Management determines the appropriate classification of debt securities at the time of purchase. If management has the positive intent and ability to hold debt securities to maturity, they are classified as securities held to maturity and are stated at amortized cost. If debt securities are purchased for the purpose of selling them in the near term, they are classified as trading securities and are reported at fair value with unrealized gains and losses reflected in current earnings. All other debt securities are classified as securities available for sale and reported at fair value, with net unrealized gains or losses reported, net of income taxes, in accumulated other comprehensive income (loss), a component of shareholders' equity. All marketable equity securities are reported at fair value, with changes in fair value recognized through net income in the consolidated statements of operations. At December 31, 2025 and 2024 and during the year ended December 31, 2025, six months ended December 31, 2024 and fiscal year ended June 30, 2024, the Company did not hold any securities considered to be trading securities.

Gains or losses on the sale or call of securities are based on the net proceeds received and the amortized cost of the securities sold or called, using the specific identification method. The cost of securities is adjusted for amortization of premiums and accretion of discounts, which is calculated on an effective interest method over the period to the call date or over the terms of the securities, if there is no call date.

*Allowance for Credit Losses on Securities Held to Maturity*

With respect to its held to maturity debt securities, the Company is required to utilize the Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL") approach to estimate expected credit losses. Management measures expected credit losses on held to maturity debt securities on a collective basis by major security types that share similar risk characteristics. Management classifies the held to maturity debt securities portfolio into the following major security types: Corporate debt securities and municipal obligations. Expected losses are calculated on a pooled basis using a probability of default/loss given default model, based on historical credit loss data from a reliable source. Management utilizes corporate and municipal default and loss rates which provides decades of data across all corporate and municipal sectors and geographies. Management may exercise discretion to make adjustments based on environmental factors. The model calculates the expected loss for each security over the contractual life. If the risk of a held to maturity debt security no longer matches the collective assessment pool, it is removed and individually assessed for credit deterioration.

*Allowance for Credit Losses on Securities Available for Sale*

The impairment model for available for sale debt securities differs from the CECL approach utilized for held to maturity debt securities because available for sale debt securities are measured at fair value rather than amortized cost. For available for sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more than likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For securities available for sale that do not meet the above criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the extent to which fair value is less than amortized cost and adverse conditions related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income, net of tax. Changes in the allowance for credit losses are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying consolidated financial statements.

**Federal Home Loan Bank of New York ("FHLBNY") and Federal Reserve Bank of New York ("FRBNY") Stock**
The Bank is a member of both the FHLBNY and FRBNY. FHLBNY members are required to own a certain amount of stock based on the level of borrowings and other factors, while FRBNY members are required to own a certain amount of stock based on a percentage of the Bank's capital stock and surplus. FHLBNY and FRBNY stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends, if any, are reported as income.

**Loans Held for Sale**
Management determines the appropriate classification of mortgage loans at the time of commitment for new loan originations or, for convertible adjustable rate loans, at the time of conversion to a fixed interest rate. Mortgage loans held for sale are recorded at the lower of aggregate cost or fair value as determined by outstanding commitments from investors or fair value based upon recent sales for loans with no commitments. In order to limit the interest rate risk associated with loans held for sale, the Company may enter into various agreements to sell loans in the secondary mortgage market at fixed rates.

Gains and losses on the disposition of loans held for sale are determined based on the difference between the selling price and the carrying value of the loan sold plus the value of servicing rights, if retained.

At December 31, 2025 and 2024, the Company had no loans held for sale.

**Net Loans Receivable**
Loans receivable are reported at the principal amount outstanding, plus net deferred loan costs and net of the allowance for credit losses on loans. Interest income accrues on the unpaid principal balance. Interest income on loans is not recognized when considered doubtful of collection by management (generally, when principal or interest payments are ninety days or more past due). Past due status is based on the contractual terms of the loan. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment, unless the loan is well secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on a cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Fees received from loan originations and certain direct origination costs are deferred and amortized into interest income to provide for a level-yield on the underlying loans without anticipating prepayments.

**Allowance for Credit Losses on Loans**
The CECL approach requires an estimate of the credit losses expected over the life of a loan (or pool of loans). The allowance for credit losses is a valuation account deducted from the amortized cost basis of loans to present the net, lifetime amount expected to be collected on the loans. Expected losses are evaluated and calculated on a collective, or pooled, basis for those loans which share similar risk characteristics. If the loan does not share risk characteristics with other loans, the Company will evaluate the loan on an individual basis. Individually evaluated loans are primarily non-accrual and collateral dependent loans. Loan losses are charged off against the allowance when

management believes a loan balance is confirmed to be uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and amounts expected to be charged-off.

The loan portfolio is segmented at the level at which the Company develops and documents a systematic methodology to determine its allowance for credit losses. Upon adoption of CECL, management revised the manner in which loans were pooled for similar risk characteristics. Management developed the following segments for estimating loss based on type of borrower and collateral which is generally based upon federal call report segmentation and have been combined or subsegmented as needed to ensure loans of similar risk profiles are appropriately pooled: commercial (commercial real estate, commercial and industrial, and commercial construction), residential mortgages, home equity loans and lines, and consumer loans.

Management estimates the allowance for credit losses on loans by using relevant available information, from internal and external sources, related to past events, current conditions, and reasonable and supportable forecasts that affect the collectability of loans. Historical loss experience was considered by the Company for estimating expected credit losses and determined the need to use peer data, with similar risk profiles, to develop and calculate the CECL reserve models.

Historical credit loss experience for the Company and peer losses by loan segments, provide a foundation for estimating an expected credit loss. The observed credit losses are converted to probability of default ("PD") rate curves through the use of loss given default ("LGD") risk factors that convert default rates to estimated loss for each loan segment. This is based on industry-level, observed relationships between the PD and LGD variables for each segment. The historical PD curves correspond to economic variables through historical economic cycles, which establishes a quantitative relationship between forecasted economic conditions and loan performance.

Using the historical quantitative relationship between economic conditions and loan performance, management developed a model, using selected external economic forecasts that is highly correlated for each loan segment. These forecasts are then applied over a period that management has determined to be reasonable and supportable. Beyond the period over which management can develop or source a reasonable and supportable forecast, the model will revert to long-term average economic conditions using a straight-line methodology.

The allowance for credit losses on loans is measured on a collective basis, when similar risk characteristics are present, with both a quantitative and qualitative analysis that is applied on a quarterly basis. The respective quantitative reserve for each segment is calculated using a PD/LGD modeling methodology, with segment-specific regression models. The discounted cash flows methodology uses expected credit losses estimated over the effective life of each loan by measuring the difference between the net present value of modeled cash flows and amortized cost basis. Contractual cash flows over the contractual life of the loans are the basis for modeled cash flows, adjusted for modeled defaults and expected prepayments and discounted at the loan-level stated interest rate.

Management applies a qualitative adjustment for each segment as of the consolidated statements of condition date. The qualitative adjustments include limitations inherent in the quantitative model; changes in lending policies and procedures; changes in international, national, regional, and local economic conditions; changes in the nature and volume of the portfolio and terms of loans; the experience, ability and depth of lending management and staff; changes in the volume and severity of past due loans; changes in value of underlying collateral; existence and effect of any concentrations of credit and changes in the levels of such concentrations; and the effect of external factors; such as competition, legal and regulatory requirements.

On a case-by-case basis, the Company may conclude that a loan should be evaluated on an individual basis based on its disparate risk characteristics. When the Company determines that a loan no longer shares similar risk characteristics with other loans in the portfolio, the allowance will be determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the estimated fair value of the collateral, as applicable.

The following are the portfolio and class segments and the risk characteristics of each:

*Commercial* – Commercial real estate loans are secured by multi-family and nonresidential real estate and generally have larger balances and involve a greater degree of risk than residential real estate loans. Commercial real estate loans depend on the global cash flow analysis of the borrower and the net operating income of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. Of primary concern in commercial real estate lending is the borrower's creditworthiness and the cash flow from the property. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. Commercial real estate is also subject to adverse market conditions that cause a decrease in market value or lease rates, obsolescence in location or function and market conditions associated with oversupply in a specific region.

Commercial and industrial loans are commercial loans other than those secured by real estate. Commercial and industrial loans are generally of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Furthermore, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Commercial construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, additional funds may be required to be advanced in excess of the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, the value of the building may be insufficient to assure full repayment if liquidation is required. If foreclosure is required on a building before or at completion due to a default, there can be no assurance that all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs will be recovered.

*Residential Mortgages*– Residential mortgage loans are generally made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable. Repayment of residential mortgage loans is subject to adverse employment conditions in the local economy leading to increased default rate and decreased market values from oversupply in a geographic area. In general, residential mortgage loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

*Home Equity Loans and Lines* – Home equity loans secured by real estate may entail greater risk than first-lien residential mortgage loans due to a lower lien position. In general, repayment of home equity loans depend on the borrower's continuing financial stability and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

*Consumer* - Consumer loans, particularly unsecured loans and loans secured by assets that depreciate rapidly, such as motor vehicles, are subject to greater risk. In all cases, collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower.

*Allowance for Credit Losses on Unfunded Commitments*

The Company estimates expected credit losses over the contractual period in which the Company has exposure to a contractual obligation to extend credit unless that obligation is unconditionally cancellable by the Company. The allowance for credit losses on unfunded commitments exposure is recognized in other liabilities on the consolidated statement of condition and is adjusted by the provision for credit losses on the consolidated statement of operations. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over the estimated contractual life. The probable funding amount by segment is multiplied by the respective reserve percentage calculated in the allowance for credit losses on loans to calculate a reserve on unfunded commitments.

*Accrued Interest Receivable*

Accrued interest receivable balances are presented separately on the consolidated statements of financial condition and are not included in amortized cost when determining the allowance for credit losses. The Company does not estimate expected credit losses on accrued interest receivable on loans and investment securities, as accrued interest receivable is reversed or written off when the full collection of the accrued interest receivable related to a loan or investment security becomes doubtful.

**Derivatives**
In the normal course of business, the Company utilizes interest rate swaps with certain commercial borrowers and third-party counterparties. These transactions are accounted for as derivatives. The derivatives are entered into in connection with the Company's asset and liability management activities and not for trading purposes.

The derivatives are not designated as hedges for accounting purposes and therefore all derivatives are recorded at fair value as derivative assets and derivative liabilities, included in other assets and other liabilities, respectively, in the consolidated statements of condition, with changes in fair value recognized as non-interest income in the consolidated statements of operations.

**Premises and Equipment**
Premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (39 years for buildings, 15 years for land improvements and 3 to 10 years for furniture, fixtures and equipment). Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the related leases or the estimated useful lives of the assets. Land is carried at cost.

**Leases**
The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and liabilities for operating leases and finance leases are recognized at the commencement date based on the present value of lease payments over the lease term. If the rate implicit in the lease is not known or determinable, the incremental borrowing rate is used to determine the present value of lease payments. The incremental borrowing rates are based on information provided by FHLBNY for a secured borrowing arrangement of a comparable term. The lease term may include an option to extend or terminate early when exercise of that option is considered reasonably certain. Reductions to finance lease ROU assets are recognized as amortization on a straight-line basis over the lease term and the interest on the related lease liability is expensed through interest expense on borrowings and other on the accompanying consolidated statements of operations. Reductions to operating lease ROU assets are recognized as lease cost on a straight-line basis over the lease term.

**Other Real Estate Owned**
Other real estate owned ("OREO") is initially recorded at fair value of the asset acquired less an estimate of the costs to sell, establishing a new cost basis. Fair value of OREO is generally determined through independent appraisals. At the time of foreclosure or when the Company obtains legal title to the property, the excess, if any, of the recorded investment in the loan over the fair value of the asset received is charged to the allowance for credit losses on loans. Subsequent declines in the fair value of such assets, or increases in the estimated costs to sell the

properties and net operating expenses of such assets, are charged directly to other expenses. OREO is included in other assets in the consolidated statements of condition.

### Bank-Owned Life Insurance
The Company is the beneficiary of a policy that insures the lives of certain current and former officers of the Company. The Company has recognized the cash surrender value, or the amount that can be realized under the insurance policy, as an asset in the consolidated statements of condition. Changes in the cash surrender value and insurance benefit payments are recorded in noninterest income.

### Goodwill and Other Intangible Assets
The excess of the cost of acquired entities over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, is recorded as goodwill. Goodwill is carried at its acquired value and is reviewed annually for impairment, or when events or changes in circumstances indicate that carrying amounts may be impaired.

Acquired identifiable intangible assets that have finite lives are amortized over their useful economic life. Customer relationship intangibles are generally amortized over fifteen years based upon the projected discounted cash flows of the accounts acquired. Core deposit premium related to the Company's assumption of certain deposit liabilities is being amortized over fifteen years. Acquired identifiable intangible assets that are amortized are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired.

### Advertising
The Company expenses costs associated with advertising as they are incurred.

### Income Taxes
Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax basis of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. The Company recognizes interest and/or penalties related to income tax matters in other expense.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

### Financial Instruments
In the normal course of business, the Company is a party to certain financial instruments with off-balance-sheet risk such as commitments to extend credit, unused lines of credit and standby letters of credit. The face amount for these items represents exposure to loss, before considering customer collateral, or ability to repay. The Company's policy is to record such instruments when funded.

### Mortgage Servicing Rights
Mortgage servicing rights are recognized in other assets when loans are sold with servicing retained based on their estimated fair values. The cost allocated to the servicing right is capitalized as a separate asset and amortized in proportion to, and over the period of, estimated net servicing income. Capitalized mortgage servicing rights are assessed for impairment based on the fair value of those rights, and any impairment loss is recognized through a valuation allowance.

### Comprehensive Income
Comprehensive income represents the sum of net income and items of other comprehensive income or loss, which are reported directly in shareholders' equity, net of tax. Other comprehensive income or loss includes the unrealized gain or loss on securities available for sale and changes in the funded status of the Company's defined benefit pension and other post-retirement plans, net of tax.

**Cash Reserve Requirement**

The Company may be required to maintain certain reserves of cash and/or deposits with the Federal Reserve Bank. The Company had no reserve requirement at December 31, 2025 and 2024.

**Employee Benefits**

The Company has a defined benefit pension plan covering substantially all of its employees hired before September 1, 2019. The benefits are developed from actuarial valuations and are based on the employee's years of service and compensation. Actuarial assumptions such as interest rates, expected return on plan assets, turnover, mortality and rates of future compensation increases have a significant impact on the costs, assets and liabilities of the plan. Pension expense is the net of service cost, interest cost, return on plan assets and amortization of gains and losses not immediately recognized.

The Company also provides post-retirement medical and life insurance benefits to certain employees and retirees. The cost of post-retirement benefits is recognized on an accrual basis as employees perform services. Effective October 1, 2006, the post-retirement medical portion of the plan was frozen. Accordingly, after that date there have been no new plan participants.

The Company maintains a defined contribution 401(k) plan covering substantially all employees meeting certain eligibility requirements. Employer 401(k) expense is the amount of matching contributions.

The Company maintains an Employee Stock Ownership Plan ("ESOP") covering substantially all employees meeting certain eligibility requirements. The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts.

Deferred compensation and supplemental retirement plan expense principally represents investment performance on the various plan assets.

**Stock-Based Compensation**

The Company maintains a stock-based compensation plan under which stock options and restricted stock awards are granted to certain directors and key employees. The Company expenses the grant date fair value of stock options and restricted stock awards granted.  For stock options and restricted stock awards, the expense is recognized over the vesting period of the grant on a straight-line basis, and is included within salaries and employee benefits expense on the accompanying consolidated statement of operations. The expense is adjusted for forfeitures as they occur. For restricted stock awards fair value is measured using the closing price of the Company common stock at the grant date. Stock option awards use the Black-Scholes Option-Pricing Model to measure fair value at the grant date.

**Earnings per Share**

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity (such as the Company's dilutive stock options and restricted stock awards). Unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

**Shareholders' Equity**

The Company accounts for stock repurchases by allocating the repurchase price to common stock and retained earnings. Under Maryland law, the Company's state of incorporation, there are no treasury shares. All repurchased shares are authorized but unissued shares and these shares may be issued in the future for general corporate and other purposes. The Company may terminate or limit the stock repurchase program at any time. The Company records the shares purchased under the share repurchase plan based on the trade date.

**Segment Reporting**

The Company's reportable segments are determined by the Chief Executive Officer, who is designated as the chief operating decision maker, based on information provided about the Company's products and services offered. The Company's operations are primarily in the community banking industry and includes retail and commercial banking services. The Company also sells commercial and consumer insurance products and employee benefit products and services through Pioneer Insurance Agency, Inc. and provides wealth management services through Pioneer Financial Services, Inc. The segment is also distinguished by the level of information provided to the chief operating decision maker, who uses that information to review performance of various components of the business. The chief operating decision maker will evaluate the financial performance of the Company's business components such as by evaluating revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in the determination of allocating resources. The chief operating decision maker uses consolidated net income to benchmark the Company against its competitors. The benchmarking analysis along with monitoring budget to actual results are used in assessing performance. The financial information used for performance assessment by the chief operating decision maker is the same as the financial information included in the consolidated statements of condition and consolidated statements of operations.

**Reclassifications**
Amounts in the prior year's consolidated financial statements are reclassified whenever necessary to conform to the current year's presentation.

**Adoption of Recent Accounting Pronouncements**
In December 2023, the FASB issued ASU 2023-09—Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, to provide more transparency about income tax information through improvements to income tax disclosures. Specifically, the update requires enhancements to the rate reconciliation, including disclosure of specific categories and additional information for reconciling items meeting a quantitative threshold, and greater disaggregation of income tax disclosures related to income taxes paid. The amendments in this update are effective for fiscal years beginning after December 15, 2024 and early adoption is permitted. Other than meeting the new disclosure requirements, the adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

**Impact of Recent Accounting Pronouncements**
In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income— Expense Disaggregation Disclosures, to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The amendments in this ASU require disclosure, in the notes to the consolidated financial statements, of specified information about certain costs and expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact this will have on the consolidated financial statements.

3.   **ACQUISITIONS**

On October 28, 2025, the Company, through its subsidiary, Pioneer Financial Services, Inc., completed the acquisition of certain assets of Brown Financial Management Group, LLC a wealth management firm in the Capital Region of New York. The Company paid $480,000 in cash and recorded $720,000 in contingent consideration payable to acquire the assets and recorded a $480,000 customer list intangible asset and goodwill in the amount of $720,000 in conjunction with the acquisition. The goodwill from the acquisition is expected to be deductible for tax purposes. No contingent consideration was paid during the year ended December 31, 2025. The effects of the acquired assets have been included in the consolidated financial statements since the acquisition date. The above referenced acquisition was made to expand the Company's wealth management services activities.

On July 13, 2023, the Company, through its subsidiary, Pioneer Financial Services, Inc., completed the acquisition of certain assets of Hudson Financial LLC, a company engaged in the wealth management services business in the Hudson Valley Region of New York. The Company paid an aggregate of $2.0 million in cash and recorded $1.5 million in contingent consideration payable to acquire the assets and recorded a $1.4 million customer list intangible asset and goodwill in the amount of $2.1 million in conjunction with the acquisition. The goodwill from the acquisition is expected to be deductible for tax purposes. During the year ended December 31, 2025, contingent consideration of $750,000 was paid. During the six months ended December 31, 2024, contingent consideration of $750,000 was paid. No contingent consideration was paid during the fiscal year ended June 30, 2024. The effects of the acquired assets have been included in the consolidated financial statements since the acquisition date. The above referenced acquisition was made to expand the Company's wealth management services activities.

## 4.    INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available for sale are as follows (dollars in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| **December 31, 2025** | | | | |
| U.S. Treasury | $ 54,483 | $ 275 | $ (6) | $ 54,752 |
| Mortgage-backed securities: | | | | |
| U.S. Government agency securities | 36,743 | 384 | (423) | 36,704 |
| Government-sponsored enterprises | 38,955 | 828 | — | 39,783 |
| Collateralized mortgage obligations: | | | | |
| U.S. Government agency securities | 21,009 | 374 | — | 21,383 |
| Government-sponsored enterprises | 47,929 | 465 | (104) | 48,290 |
| Municipal obligations | 19,477 | 42 | — | 19,519 |
| Total available for sale securities | $ 218,596 | $ 2,368 | $ (533) | $ 220,431 |
| | | | | |
| **December 31, 2024** | | | | |
| U.S. Treasury | $ 217,412 | $ 162 | $ (868) | $ 216,706 |
| Mortgage-backed securities: | | | | |
| U.S. Government agency securities | 20,517 | — | (1,189) | 19,328 |
| Government-sponsored enterprises | 17,522 | — | (633) | 16,889 |
| Collateralized mortgage obligations: | | | | |
| U.S. Government agency securities | 18,009 | — | (461) | 17,548 |
| Government-sponsored enterprises | 33,489 | 1 | (249) | 33,241 |
| Municipal obligations | 17,782 | 51 | (8) | 17,825 |
| Total available for sale securities | $ 324,731 | $ 214 | $ (3,408) | $ 321,537 |

The Company elected to exclude accrued interest receivable from the amortized cost basis of debt securities. Accrued interest receivable on available for sale debt securities totaled $1.2 million and $1.3 million at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses and reported in accrued interest receivable in the consolidated statement of condition.

There was no allowance for credit losses for securities available for sale as of December 31, 2025 and 2024.

The amortized cost and estimated fair value of securities held to maturity are as follows (dollars in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value | Allowance for Credit Losses | Net Carrying Value |
|---|---|---|---|---|---|---|
| December 31, 2025 | | | | | | |
| Corporate debt securities | $ 39,637 | 648 | (2,441) | $ 37,844 | $ 452 | $ 39,185 |
| Municipal obligations | 2,336 | — | (5) | 2,331 | — | 2,336 |
| Total held to maturity securities | $ 41,973 | $ 648 | $ (2,446) | $ 40,175 | $ 452 | $ 41,521 |
| December 31, 2024 | | | | | | |
| Corporate debt securities | $ 22,000 | 59 | (3,181) | $ 18,878 | $ 216 | $ 21,784 |
| Municipal obligations | 3,616 | — | (37) | 3,579 | — | 3,616 |
| Total held to maturity securities | $ 25,616 | $ 59 | $ (3,218) | $ 22,457 | $ 216 | $ 25,400 |

Accrued interest receivable on held to maturity debt securities totaled $382,000 and $254,000 at December 31, 2025 and 2024, respectively, and is excluded from the estimate of credit losses and is reported in accrued interest receivable in the consolidated statement of condition.

The following tables present the activity in the allowance for credit losses on securities held-to-maturity (dollars in thousands):

| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
|---|---|---|---|---|---|
| **For the Year Ended December 31, 2025** | | | | | |
| Corporate debt securities | $ 216 | $ 236 | $ — | $ — | $ 452 |
| Municipal obligations | — | — | — | — | — |
| Total | $ 216 | $ 236 | $ — | $ — | $ 452 |

| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
|---|---|---|---|---|---|
| **For the Fiscal Year Ended June 30, 2024** | | | | | |
| Corporate debt securities | $ — | $ 262 | $ — | $ — | $ 262 |
| Municipal obligations | — | — | — | — | — |
| Total allowance for credit losses on securities held to maturity | $ — | $ 262 | $ — | $ — | $ 262 |

| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
|---|---|---|---|---|---|
| **For the Six Months Ended December 31, 2024** | | | | | |
| Corporate debt securities | $ 262 | $ (46) | $ — | $ — | $ 216 |
| Municipal obligations | — | — | — | — | — |
| Total | $ 262 | $ (46) | $ — | $ — | $ 216 |

| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
|---|---|---|---|---|---|
| **For the Six Months Ended December 31, 2023** | | | | | |
| Corporate debt securities | $ — | $ 238 | $ — | $ — | $ 238 |
| Municipal obligations | — | — | — | — | — |
| Total | $ — | $ 238 | $ — | $ — | $ 238 |

The estimated fair value and gross unrealized losses aggregated by security category and length of time such securities have been in a continuous unrealized loss position, is summarized as follows (dollars in thousands):

| | December 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses |
| Securities available for sale: | | | | | | |
| U.S. Treasury | $ — | $ — | $ 4,994 | $ (6) | $ 4,994 | $ (6) |
| Mortgage-backed securities: | | | | | | |
| U.S. Government agency securities | — | — | 18,183 | (423) | 18,183 | (423) |
| Government-sponsored enterprises | — | — | — | — | — | — |
| Collateralized mortgage obligations: | | | | | | |
| U.S. Government agency securities | — | — | — | — | — | — |
| Government-sponsored enterprises | 6,661 | (11) | 27,763 | (93) | 34,424 | (104) |
| | $ 6,661 | $ (11) | $ 50,940 | $ (522) | $ 57,601 | $ (533) |
| Securities held to maturity: | | | | | | |
| Corporate debt securities | $ 2,483 | $ (17) | $ 10,326 | $ (2,424) | $ 12,809 | $ (2,441) |
| Municipal obligations | 2,331 | (5) | — | — | 2,331 | (5) |
| | $ 4,814 | $ (22) | $ 10,326 | $ (2,424) | $ 15,140 | $ (2,446) |

| | December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 Months | | 12 Months or Longer | | Total | |
| | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses | Estimated Fair Value | Unrealized Losses |
| Securities available for sale: | | | | | | |
| U.S. Treasury | $ 14,432 | $ (4) | $ 128,283 | $ (864) | $ 142,715 | $ (868) |
| Mortgage-backed securities: | | | | | | |
| U.S. Government agency securities | 19,328 | (1,189) | — | — | 19,328 | (1,189) |
| Government-sponsored enterprises | 16,889 | (633) | — | — | 16,889 | (633) |
| Collateralized mortgage obligations: | | | | | | |
| U.S. Government agency securities | 17,548 | (461) | — | — | 17,548 | (461) |
| Government-sponsored enterprises | 31,128 | (248) | 11 | (1) | 31,139 | (249) |
| Municipal obligations | 6,437 | (8) | — | — | 6,437 | (8) |
| | $ 105,762 | $ (2,543) | $ 128,294 | $ (865) | $ 234,056 | $ (3,408) |
| Securities held to maturity: | | | | | | |
| Corporate debt securities | $ — | $ — | $ 16,819 | $ (3,181) | $ 16,819 | $ (3,181) |
| Municipal obligations | — | — | 3,579 | (37) | 3,579 | (37) |
| | $ — | $ — | $ 20,398 | $ (3,218) | $ 20,398 | $ (3,218) |

Unrealized losses on securities available for sale have not been recognized into income because the issuers' debt securities are of high credit quality (rated AA or higher), management does not intend to sell, and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates and other market conditions. The issuers continue to make timely principal and interest payments on the securities. The fair value is expected to recover as the securities approach maturity.

As a result of the Company adopting the CECL guidance using the prospective transition approach for debt securities for which other-than-temporary impairment had been recognized prior to July 1, 2023, the amortized cost basis remains the same before and after the effective date of the CECL guidance. The effective interest rate on these debt securities was not changed. Amounts previously recognized in accumulated other comprehensive income as of July 1, 2023 relating to improvements in cash flows expected to be collected will be accreted into income over the remaining life of the asset. Recoveries of amounts previously written off relating to improvements in cash flows after July 1, 2023 will be recorded in earnings when received.

The Company does not believe the available for sale securities that were in an unrealized loss position as of December 31, 2025 and 2024, which consisted of 16 and 52 individual securities, respectively, represented a credit loss impairment. Available for sale debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. As of December 31, 2025 and 2024, the majority of the available for sale securities in an unrealized loss position consisted of debt securities issued by U.S. government agencies or U.S. government-sponsored enterprises that carry the explicit and/or implicit guarantee of the U.S. government, which are widely recognized as "risk-free" and have a long history of zero credit losses. Total gross unrealized losses were primarily attributable to changes in interest rates, relative to when the investment securities were purchased, and not due to the credit quality of the investment securities. The Company does not intend to sell, nor is it more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, which may be at maturity.

None of the Company's held to maturity debt securities were past due or on nonaccrual status as of December 31, 2025 and 2024. There was no accrued interest reversed against interest income for the year ended December 31, 2025, six months ended December 31, 2024 and the fiscal year ended June 30, 2024, as all securities remained on accrual status. In addition, there were no collateral dependent held to maturity debt securities as of December 31, 2025 and 2024. An allowance for credit losses on held to maturity debt securities is recorded to account for expected lifetime credit losses.

The following table sets forth information with regard to contractual maturities of debt securities (dollars in thousands).

|  | December 31, 2025 | |
|  | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Securities available for sale: | | |
| Due in one year or less | $ 54,221 | $ 54,366 |
| Due after one to five years | 33,053 | 33,191 |
| Due after five to ten years | 9,599 | 9,550 |
| Due after ten years | 121,723 | 123,324 |
| | $ 218,596 | $ 220,431 |
| | | |
| Securities held to maturity: | | |
| Due in one year or less | $ 2,148 | $ 2,143 |
| Due after one to five years | 8,938 | 9,062 |
| Due after five to ten years | 30,887 | 28,970 |
| | $ 41,973 | $ 40,175 |

Maturities of mortgage-backed securities and collateralized mortgage obligations are included based on their contractual lives. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

There were no sales of securities available for sale during the year ended December 31, 2025. During the six months ended December 31, 2024, the Company received $350,000 in proceeds from the sale of securities available for sale, realizing net gains of $165,000. The realized net gains was comprised of $253,000 of gross gains and $88,000 of gross losses. During the fiscal year ended June 30, 2024, the Company received $74.5 million in proceeds from the sale of securities available for sale, realizing gross losses of $5.6 million.

There were no sales of securities held to maturity for the year ended December 31, 2025, the six months ended December 31, 2024 and the fiscal year ended June 30, 2024.

During the fiscal year ended June 30, 2024, the Company received $3.1 million in proceeds from the sale of equity securities.

As of December 31, 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of the Company's equity. As of December 31, 2025 and 2024, the carrying value of available for sale securities pledged to secure FHLBNY advances and municipal deposits was $216.4 million and $313.6 million, respectively.

**5.    NET LOANS RECEIVABLE**

A summary of net loans receivable is as follows (dollars in thousands):

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Commercial: | | |
| Real estate | $ 466,449 | $ 414,835 |
| Commercial and industrial | 124,895 | 108,474 |
| Construction | 169,724 | 130,959 |
| Total commercial | 761,068 | 654,268 |
| Residential mortgages | 793,657 | 689,569 |
| Home equity loans and lines | 97,629 | 94,928 |
| Consumer | 19,206 | 17,564 |
|  | 1,671,560 | 1,456,329 |
| Allowance for credit losses | (25,305) | (21,754) |
| Net loans receivable | $ 1,646,255 | $ 1,434,575 |

Accrued interest receivable on loans totaled $7.4 million and $6.3 million at December 31, 2025 and 2024, respectively. Accrued interest receivable on loans is included in accrued interest receivable on the consolidated statements of condition, and is excluded from the estimate of credit losses.

Net deferred loan costs totaled $11.7 million and $9.8 million at December 31, 2025 and 2024, respectively, and are included in net loans receivable.

The allowance for credit losses on loans is established through a provision for credit losses based on the results of life of loan quantitative models, reserves associated with collateral-dependent loans evaluated individually and adjustments for the impact of current economic conditions not accounted for in the quantitative models. The discounted cash flow methodology is used to calculate the CECL reserve for the commercial, residential mortgages, and home equity loans and lines of credit segments. The allowance for credit losses on loans estimate uses a four-quarter reasonable and supportable forecast period based on economic forecast from the Federal Open Market Committee ("FOMC") of the Federal Reserve's projections of civilian unemployment and year-over-year U.S. GDP growth. The forecast will revert to long-term economic conditions over a four quarter reversion period on a straight-line basis. A qualitative factor framework has been developed to adjust the quantitative loss rates for asset-specific risk characteristics or current conditions at the reporting date.

The following table presents the activity in the allowance for credit losses by portfolio segment (dollars in thousands):

| | For the Year Ended December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . . . | $ 12,067 | $ 2,694 | $ (96) | $ 44 | $ 14,709 |
| Residential mortgages. . . . . . . . . . . . . . . . . . | 7,930 | 863 | (4) | 48 | 8,837 |
| Home equity loans and lines of credit . . . . . . | 1,185 | (20) | (23) | 12 | 1,154 |
| Consumer. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 572 | 109 | (109) | 33 | 605 |
| Allowance for credit losses - loans . . . . . . . . | 21,754 | 3,646 | (232) | 137 | 25,305 |
| Allowance for credit losses - off-balance sheet credit exposures . . . . . . . . . . . . . . . . . . | 2,190 | (187) | — | — | 2,003 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 23,944 | $ 3,459 | $ (232) | $ 137 | $ 27,308 |

| | For the Six Months Ended December 31, 2024 | | | | |
|---|---|---|---|---|---|
| | Beginning Balance | Provisions | Charge-offs | Recoveries | Ending Balance |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . . . | $ 12,504 | (540) | (111) | 214 | $ 12,067 |
| Residential mortgages. . . . . . . . . . . . . . . . . . | 7,706 | 269 | (45) | — | 7,930 |
| Home equity loans and lines of credit . . . . . . | 1,244 | (59) | — | — | 1,185 |
| Consumer. . . . . . . . . . . . . . . . . . . . . . . . . . . . | 347 | 305 | (100) | 20 | 572 |
| Allowance for credit losses - loans . . . . . . . . | 21,801 | (25) | (256) | 234 | 21,754 |
| Allowance for credit losses - off-balance sheet credit exposures . . . . . . . . . . . . . . . . . . | 1,899 | 291 | — | — | 2,190 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 23,700 | $ 266 | $ (256) | $ 234 | $ 23,944 |

| | For the Six Months Ended December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| | Beginning Balance | Cumulative Effect Adjustment for the Adoption of ASU 2016-13 | Provisions | Charge-offs | Recoveries | Ending Balance |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . | $ 14,288 | (1,307) | (5) | (345) | 43 | $ 12,674 |
| Residential mortgages . . . . . . . . . . . . . . . | 6,222 | (670) | 1,418 | — | — | 6,970 |
| Home equity loans and lines of credit. . . | 1,470 | (265) | 145 | (12) | 1 | 1,339 |
| Consumer. . . . . . . . . . . . . . . . . . . . . . . . . | 489 | (69) | 17 | (69) | 11 | 379 |
| Allowance for credit losses - loans . . . . . | 22,469 | (2,311) | 1,575 | (426) | 55 | 21,362 |
| Allowance for credit losses - off-balance sheet credit exposures . . . . . . . . | — | 1,624 | 57 | — | — | 1,681 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 22,469 | $ (687) | $ 1,632 | $ (426) | $ 55 | $ 23,043 |

| | For the Fiscal Year Ended June 30, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Beginning Balance | Cumulative Effect Adjustment for the Adoption of ASU 2016-13 | Provisions | Charge-offs | Recoveries | Ending Balance |
| Commercial . . . . . . . . . . . . . . . . . . . . . . . | $ 14,288 | (1,307) | (205) | (345) | 73 | $ 12,504 |
| Residential mortgages . . . . . . . . . . . . . . . | 6,222 | (670) | 2,272 | (118) | — | 7,706 |
| Home equity loans and lines of credit. . . | 1,470 | (265) | 48 | (12) | 3 | 1,244 |
| Consumer. . . . . . . . . . . . . . . . . . . . . . . . . | 489 | (69) | 48 | (135) | 14 | 347 |
| Allowance for credit losses - loans . . . . . | 22,469 | (2,311) | 2,163 | (610) | 90 | 21,801 |
| Allowance for credit losses - off-balance sheet credit exposures . . . . . . . . | — | 1,624 | 275 | — | — | 1,899 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 22,469 | $ (687) | $ 2,438 | $ (610) | $ 90 | $ 23,700 |

The following table presents the balance in the allowance for credit losses and allowance for loan losses and the recorded investment in loans by portfolio segment (dollars in thousands):

| | December 31, 2025 | | | | |
|---|---|---|---|---|---|
| | Commercial | Residential Mortgages | Home Equity | Consumer | Total |
| **Allowance for credit losses:** | | | | | |
| Related to loans individually evaluated . . . . . . . | $ 123 | $ — | $ — | $ — | $ 123 |
| Related to loans collectively evaluated . . . . . . . | 14,586 | 8,837 | 1,154 | 605 | 25,182 |
| Ending balance . . . . . . . . . . . . . . . . . . . . . . . . | $ 14,709 | $ 8,837 | $ 1,154 | $ 605 | $ 25,305 |
| | | | | | |
| **Loans:** | | | | | |
| Individually evaluated . . . . . . . . . . . . . . . . . . . . | $ 6,074 | $ 521 | $ — | $ — | $ 6,595 |
| Loans collectively evaluated . . . . . . . . . . . . . . . | 754,994 | 793,136 | 97,629 | 19,206 | 1,664,965 |
| Ending balance . . . . . . . . . . . . . . . . . . . . . . . . | $ 761,068 | $ 793,657 | $ 97,629 | $ 19,206 | $ 1,671,560 |

|  | December 31, 2024 | | | | |
|---|---|---|---|---|---|
|  | Commercial | Residential Mortgages | Home Equity | Consumer | Total |
| Allowance for credit losses: | | | | | |
| Related to loans individually evaluated. . . . . | $ — | $ — | $ — | $ — | $ — |
| Related to loans collectively evaluated . . . . . | 12,067 | 7,930 | 1,185 | 572 | 21,754 |
| Ending balance . . . . . . . . . . . . . . . . . . . . . . . | $ 12,067 | $ 7,930 | $ 1,185 | $ 572 | $ 21,754 |
| Loans: | | | | | |
| Individually evaluated . . . . . . . . . . . . . . . . . . | $ — | $ 1,541 | $ — | $ — | $ 1,541 |
| Loans collectively evaluated . . . . . . . . . . . . . | 654,268 | 688,028 | 94,928 | 17,564 | 1,454,788 |
| Ending balance . . . . . . . . . . . . . . . . . . . . . . . | $ 654,268 | $ 689,569 | $ 94,928 | $ 17,564 | $ 1,456,329 |

Interest income on nonaccrual loans is recognized using the cost recovery method. Interest income on loans that were on nonaccrual status and cash-basis interest income for the year ended December 31, 2025, the six months ended December 31, 2024 and fiscal year ended June 30, 2024 was nominal.

At various times, certain loan modifications are executed for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan. Substantially all of these modifications include one or a combination of the following: extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; temporary reduction in the interest rate; change in scheduled payment amount including interest only; or extensions of additional credit for payment of delinquent real estate taxes or other costs.

The Company may occasionally make modifications to loans where the borrower is considered to be experiencing financial difficulty. Types of modifications considered include principal reductions, interest rate reductions, other-than-insignificant payment delay, term extensions, or a combination.

The following tables show the amortized cost basis at the end of the reporting period of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of financing receivable and type of concession granted.

|  | For the Year Ended December 31, 2025 | |
|---|---|---|
|  | Other Payment Delay | Total Class Segment of Loans |
| Commercial: | | |
| Real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 4,410 | 0.95 % |
| Commercial and industrial . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — % |
| Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — % |
| Residential mortgages . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — % |
| Home equity loans and lines . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — % |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | — % |
|  | $ 4,410 | 0.26 % |

The modifications to borrowers experiencing financial difficulty during the year ended December 31, 2025 provided partial payment deferrals for a weighted average of 0.3 years.

The Company closely monitors the performance of the loans that are modified. The loans that were modified during the prior twelve months preceding December 31, 2025 were all performing within their modified terms with no payment defaults.

At December 31, 2025, loans modified to borrowers experiencing financial difficulty were on non-accrual status. Non-accrual loans that are modified to borrowers experiencing financial difficulty remain on non-accrual status until the borrower has demonstrated performance under the modified terms.

There were no modifications to loans where the borrower was considered to be experiencing financial difficulty for the six months ended December 31, 2024 and fiscal year ended June 30, 2024.

The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days still on accrual by class of loans (dollars in thousands):

| | December 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Nonaccrual | Nonaccrual Loans With No Related Allowance | Past Due 90 Days Still on Accrual | Recognized Interest Income |
| Commercial: | | | | |
| Real estate | $ 6,074 | $ 5,231 | $ 6 | $ — |
| Commercial and industrial | 3 | — | — | — |
| Construction | — | — | — | — |
| Residential mortgages | 3,860 | 521 | — | — |
| Home equity loans and lines | 1,307 | — | — | — |
| Consumer | — | — | — | — |
| | $ 11,244 | $ 5,752 | $ 6 | $ — |

| | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Nonaccrual | Nonaccrual Loans With No Related Allowance | Past Due 90 Days Still on Accrual | Recognized Interest Income |
| Commercial: | | | | |
| Real estate | $ — | $ — | $ 1 | $ — |
| Commercial and industrial | 10 | — | — | — |
| Construction | — | — | — | — |
| Residential mortgages | 4,127 | 1,541 | — | — |
| Home equity loans and lines | 1,109 | — | — | — |
| Consumer | — | — | — | — |
| | $ 5,246 | $ 1,541 | $ 1 | $ — |

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually evaluated loans.

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment of the loan is expected to be provided substantially through the operation or sale of the collateral.

The following table presents the amortized cost basis of collateral-dependent loans by class of loans (dollars in thousands):

|  | December 31, 2025 | |
|---|---|---|
|  | Amortized Cost | Collateral Type |
| Commercial: |  |  |
| Real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 6,074 | Commercial real estate property |
| Commercial and industrial . . . . . . . . . . . . . . . . . . . . . . | — |  |
| Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — |  |
| Residential mortgages . . . . . . . . . . . . . . . . . . . . . . . . . | 521 | Residential real estate property |
| Home equity loans and lines . . . . . . . . . . . . . . . . . . . . . | — |  |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — |  |
|  | $ 6,595 |  |

|  | December 31, 2024 | |
|---|---|---|
|  | Amortized Cost | Collateral Type |
| Commercial: |  |  |
| Real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — |  |
| Commercial and industrial . . . . . . . . . . . . . . . . . . . . . . | — |  |
| Construction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — |  |
| Residential mortgages . . . . . . . . . . . . . . . . . . . . . . . . . | 1,541 | Residential real estate property |
| Home equity loans and lines . . . . . . . . . . . . . . . . . . . . . | — |  |
| Consumer . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — |  |
|  | $ 1,541 |  |

The following table presents the aging of the recorded investment in loans by class of loans (dollars in thousands):

|  | December 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
|  | 30 - 59 Days Past Due | 60 - 89 Days Past Due | 90 or more Days Past Due | Total Past Due | Loans Not Past Due | Total |
| Commercial: |  |  |  |  |  |  |
| Real estate . . . . . . . . . . . . . . . . . . . . . . | $ 1 | $ 3 | $ 6,080 | $ 6,084 | $ 460,365 | $ 466,449 |
| Commercial and industrial . . . . . . . . . | 23 | — | — | 23 | 124,872 | 124,895 |
| Construction . . . . . . . . . . . . . . . . . . . . | — | — | — | — | 169,724 | 169,724 |
| Residential mortgages . . . . . . . . . . . . . . | — | 2,322 | 471 | 2,793 | 790,864 | 793,657 |
| Home equity loans and lines . . . . . . . . . | 660 | 216 | 392 | 1,268 | 96,361 | 97,629 |
| Consumer . . . . . . . . . . . . . . . . . . . . . . | 2,585 | — | — | 2,585 | 16,621 | 19,206 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3,269 | $ 2,541 | $ 6,943 | $ 12,753 | $ 1,658,807 | $ 1,671,560 |

|  | December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
|  | 30 - 59 Days Past Due | 60 - 89 Days Past Due | 90 or more Days Past Due | Total Past Due | Loans Not Past Due | Total |
| Commercial: |  |  |  |  |  |  |
| Real estate . . . . . . . . . . . . . . . . . . . . . . | $ 6,734 | $ — | $ 1 | $ 6,735 | $ 408,100 | $ 414,835 |
| Commercial and industrial . . . . . . . . . | 5 | — | — | 5 | 108,469 | 108,474 |
| Construction . . . . . . . . . . . . . . . . . . . . | — | — | — | — | 130,959 | 130,959 |
| Residential mortgages . . . . . . . . . . . . . . | — | 888 | 1,515 | 2,403 | 687,166 | 689,569 |
| Home equity loans and lines . . . . . . . . . | 1,198 | 67 | 567 | 1,832 | 93,096 | 94,928 |
| Consumer . . . . . . . . . . . . . . . . . . . . . . | 7 | 6 | — | 13 | 17,551 | 17,564 |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 7,944 | $ 961 | $ 2,083 | $ 10,988 | $ 1,445,341 | $ 1,456,329 |

The Company categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial loans individually by classifying the loans as to credit risk. The Company uses the following definitions for risk ratings:

*Special Mention* – Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

*Substandard* – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

*Doubtful* – Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Commercial loans not meeting the criteria above are considered to be pass rated loans.

The Company grades residential mortgages, home equity loans and lines of credit and consumer loans as either non-performing or performing.

*Non-performing* – Loans that are over 90 days past due and still accruing interest or on nonaccrual.

*Performing* – Loans not meeting any of the above criteria are considered to be performing loans.

The following table presents loans summarized by segment and class, and the risk category (dollars in thousands):

| December 31, 2025 | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term | Total |
|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 Transition Period | 2024 | 2023 | 2022 | Prior | | | |
| **Commercial real estate** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 58,001 | $ 13,931 | $ 49,810 | $ 43,497 | $ 53,003 | $ 221,781 | $ 804 | $ — | $ 440,827 |
| Special mention | — | — | — | 451 | — | 5,571 | — | — | 6,022 |
| Substandard | — | — | — | 224 | 2,072 | 15,442 | 1,018 | — | 18,756 |
| Doubtful | — | — | — | — | — | 844 | — | — | 844 |
| Total commercial real estate | $ 58,001 | $ 13,931 | $ 49,810 | $ 44,172 | $ 55,075 | $ 243,638 | $ 1,822 | $ — | $ 466,449 |
| | | | | | | | | | |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ 69 | $ — | $ — | $ — | $ 69 |
| | | | | | | | | | |
| **Commercial and industrial** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 31,169 | $ 9,030 | $ 12,433 | $ 3,588 | $ 2,533 | $ 7,307 | $ 55,233 | $ — | $ 121,293 |
| Special mention | — | — | — | — | — | 1,382 | — | — | 1,382 |
| Substandard | — | — | — | — | 12 | 2,130 | 3 | — | 2,145 |
| Doubtful | — | — | — | — | — | 75 | — | — | 75 |
| Total commercial and industrial | $ 31,169 | $ 9,030 | $ 12,433 | $ 3,588 | $ 2,545 | $ 10,894 | $ 55,236 | $ — | $ 124,895 |
| | | | | | | | | | |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ 27 | $ — | $ — | $ 27 |
| | | | | | | | | | |
| **Commercial construction** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 34,766 | $ 49,481 | $ 46,500 | $ 5,237 | $ 18,007 | $ 15,733 | $ — | $ — | $ 169,724 |
| Special mention | — | — | — | — | — | — | — | — | — |
| Substandard | — | — | — | — | — | — | — | — | — |
| Doubtful | — | — | — | — | — | — | — | — | — |
| Total commercial construction | $ 34,766 | $ 49,481 | $ 46,500 | $ 5,237 | $ 18,007 | $ 15,733 | $ — | $ — | $ 169,724 |
| | | | | | | | | | |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| | | | | | | | | | |
| **Residential mortgages** | | | | | | | | | |
| Performing | $ 144,861 | $ 88,510 | $ 172,024 | $ 179,426 | $ 38,112 | $ 166,745 | $ 119 | $ — | $ 789,797 |
| Non-performing | — | — | 495 | 1,104 | 483 | 1,778 | — | — | 3,860 |
| Total residential mortgages | $ 144,861 | $ 88,510 | $ 172,519 | $ 180,530 | $ 38,595 | $ 168,523 | $ 119 | $ — | $ 793,657 |
| | | | | | | | | | |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ 4 | $ — | $ — | $ — | $ 4 |
| | | | | | | | | | |
| **Home equity loans and lines of credit** | | | | | | | | | |
| Performing | $ 2,791 | $ 2,214 | $ 5,178 | $ 5,141 | $ 8,088 | $ 14,306 | $ 56,032 | $ 2,572 | $ 96,322 |
| Non-performing | — | — | — | — | — | 135 | 1,172 | — | 1,307 |
| Total home equity loans and lines of credit | $ 2,791 | $ 2,214 | $ 5,178 | $ 5,141 | $ 8,088 | $ 14,441 | $ 57,204 | $ 2,572 | $ 97,629 |
| | | | | | | | | | |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ 23 | $ — | $ — | $ 23 |
| | | | | | | | | | |
| **Consumer** | | | | | | | | | |
| Performing | $ 1,595 | $ 4,265 | $ 3,317 | $ 303 | $ 25 | $ 2,910 | $ 6,791 | $ — | $ 19,206 |
| Non-performing | — | — | — | — | — | — | — | — | — |
| Total consumer | $ 1,595 | $ 4,265 | $ 3,317 | $ 303 | $ 25 | $ 2,910 | $ 6,791 | $ — | $ 19,206 |
| | | | | | | | | | |
| Current period gross charge-offs | $ 98 | $ — | $ — | $ 6 | $ 4 | $ 1 | $ — | $ — | $ 109 |

| December 31, 2024 | Term Loans Amortized Cost Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term | Total |
| | 2024 Transition Period | 2024 | 2023 | 2022 | 2021 | Prior | | | |
|---|---|---|---|---|---|---|---|---|---|
| **Commercial real estate** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 11,873 | $ 33,387 | $ 46,482 | $ 54,961 | $ 22,212 | $ 223,547 | $ 531 | $ — | $ 392,993 |
| Special mention | — | — | — | — | — | 4,918 | — | — | 4,918 |
| Substandard | — | — | — | 2,198 | — | 13,634 | 1,092 | — | 16,924 |
| Doubtful | — | — | — | — | — | — | — | — | — |
| Total commercial real estate | $ 11,873 | $ 33,387 | $ 46,482 | $ 57,159 | $ 22,212 | $ 242,099 | $ 1,623 | $ — | $ 414,835 |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| **Commercial and industrial** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 11,089 | $ 13,794 | $ 5,472 | $ 4,377 | $ 2,459 | $ 9,354 | $ 59,342 | $ — | $ 105,887 |
| Special mention | — | — | — | — | — | — | — | — | — |
| Substandard | — | — | — | 15 | — | 2,304 | 151 | — | 2,470 |
| Doubtful | — | — | — | — | — | 117 | — | — | 117 |
| Total commercial and industrial | $ 11,089 | $ 13,794 | $ 5,472 | $ 4,392 | $ 2,459 | $ 11,775 | $ 59,493 | $ — | $ 108,474 |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ 21 | $ 66 | $ 24 | $ — | $ 111 |
| **Commercial construction** | | | | | | | | | |
| Risk Rating | | | | | | | | | |
| Pass | $ 19,210 | $ 51,227 | $ 8,814 | $ 31,700 | $ 17,582 | $ 1,489 | $ 937 | $ — | $ 130,959 |
| Special mention | — | — | — | — | — | — | — | — | — |
| Substandard | — | — | — | — | — | — | — | — | — |
| Doubtful | — | — | — | — | — | — | — | — | — |
| Total commercial construction | $ 19,210 | $ 51,227 | $ 8,814 | $ 31,700 | $ 17,582 | $ 1,489 | $ 937 | $ — | $ 130,959 |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| **Residential mortgages** | | | | | | | | | |
| Performing | $ 71,164 | $ 187,372 | $ 198,502 | $ 41,117 | $ 54,754 | $ 132,419 | $ 114 | $ — | $ 685,442 |
| Non-performing | — | — | 1,140 | 516 | — | 2,471 | — | — | 4,127 |
| Total residential mortgages | $ 71,164 | $ 187,372 | $ 199,642 | $ 41,633 | $ 54,754 | $ 134,890 | $ 114 | $ — | $ 689,569 |
| Current period gross charge-offs | $ — | $ — | $ 41 | $ — | $ — | $ 4 | $ — | $ — | $ 45 |
| **Home equity loans and lines of credit** | | | | | | | | | |
| Performing | $ 2,465 | $ 6,219 | $ 5,949 | 8,955 | $ 3,209 | $ 13,561 | $ 51,312 | $ 2,149 | $ 93,819 |
| Non-performing | — | — | — | 95 | — | 194 | 820 | — | 1,109 |
| Total home equity loans and lines of credit | $ 2,465 | $ 6,219 | $ 5,949 | $ 9,050 | $ 3,209 | $ 13,755 | $ 52,132 | $ 2,149 | $ 94,928 |
| Current period gross charge-offs | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| **Consumer** | | | | | | | | | |
| Performing | $ 1,226 | $ 5,249 | $ 556 | $ 73 | $ 45 | $ 3,222 | $ 7,193 | $ — | $ 17,564 |
| Non-performing | — | — | — | — | — | — | — | — | — |
| Total consumer | $ 1,226 | $ 5,249 | $ 556 | $ 73 | $ 45 | $ 3,222 | $ 7,193 | $ — | $ 17,564 |
| Current period gross charge-offs | $ 46 | $ 15 | $ 7 | $ 3 | $ — | $ 29 | $ — | $ — | $ 100 |

At December 31, 2025 and 2024, the Company had residential real estate loans in process of foreclosure of $377,000 and $948,000, respectively.

As of December 31, 2025 and 2024, the Company had pledged $777.1 million and $672.3 million, respectively, of residential mortgage, home equity and commercial loans as collateral for FHLBNY borrowings and stand-by letters of credit.

At December 31, 2025 and 2024, loans to executive officers, directors, or to associates of such persons, as well as activity in such loans for the years then ended were immaterial as a percentage of total loans receivable.

The Company retains the servicing rights on certain mortgage loans sold, and may release the servicing rights on others. Total residential mortgage loans serviced by the Company for unrelated third parties were approximately $16.9 million and $15.7 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, the unamortized balance of mortgage servicing rights on loans sold with servicing retained was approximately $157,000 and $140,000, respectively. The estimated fair value of these mortgage servicing rights was in excess of their carrying value at December 31, 2025 and 2024, and therefore no valuation reserve was necessary. At December 31, 2025 and 2024, the Company held escrow funds in trust on loans serviced for others of $358,000 and $336,000, respectively.

6. **DERIVATIVES**

In the normal course of servicing commercial customers, the Company acts as an interest rate swap counterparty for certain commercial borrowers. The Company manages its exposure to such interest rate swaps by entering into corresponding and offsetting interest rate swaps with third parties that match the terms of the interest rate swap with the commercial borrowers. These positions directly offset each other and the Company's exposure is the fair value of the derivatives due to potential changes in credit risk of our commercial borrowers and third parties.

The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. At December 31, 2025, the Company held derivatives not designated as hedging instruments, comprised of back-to-back interest rate swaps, with a total notional amount of $408.4 million, consisting of $204.2 million of interest rate swaps with commercial borrowers and $204.2 million of offsetting interest rate swaps with third-party counterparties on substantially the same terms. At December 31, 2024, the Company held derivatives not designated as hedging instruments, comprised of back-to-back interest rate swaps, with a total notional amount of $376.6 million, consisting of $188.3 million of interest rate swaps with commercial borrowers and $188.3 million of offsetting interest rate swaps with third-party counterparties on substantially the same terms.

The fair value of derivatives are classified as a component of other assets and other liabilities on the consolidated statements of condition. Derivative assets and derivative liabilities with the same counterparty are presented on a net basis when master netting agreements are in place. The estimated fair value of derivatives not designated as hedging instruments are as follows (dollars in thousands):

|  | December 31, 2025 | |
|  | Derivative Assets | Derivative Liabilities |
|---|---|---|
| Gross interest rate swaps | $ 7,919 | $ 7,919 |
| Less: master netting arrangements | (572) | (572) |
| Less: cash collateral applied | (6,480) | — |
| Net amount | $ 867 | $ 7,347 |

|  | December 31, 2024 | |
|---|---|---|
|  | Derivative Assets | Derivative Liabilities |
|---|---|---|
| Gross interest rate swaps | $ 13,735 | $ 13,735 |
| Less: master netting arrangements | — | — |
| Less: cash collateral applied | (13,735) | — |
| Net amount | $ — | $ 13,735 |

Under terms of the agreements with the third-party counterparties, the Company provides cash collateral to the counterparty, when required, for the initial trade. Subsequent to the trade, the margin is exchanged in either direction, based upon the estimated fair value of the underlying contracts. At December 31, 2025, the Company had received $6.5 million and deposited none as collateral for swap agreements with third-party counterparties. At December 31, 2024, the Company had received $13.7 million and deposited none as collateral for swap agreements with third-party counterparties.

## 7. PREMISES AND EQUIPMENT

Premises and equipment consists of the following (dollars in thousands):

|  | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
|---|---|---|
| Land | $ 5,721 | $ 5,721 |
| Leaseholds and land improvements | 2,659 | 2,878 |
| Buildings | 27,599 | 27,008 |
| Furniture, fixtures, and equipment | 16,992 | 15,686 |
| Construction in progress | 763 | 371 |
| Accumulated depreciation and amortization | (22,198) | (21,016) |
| Premises and equipment, excluding ROU assets | 31,536 | 30,648 |
| ROU assets, net | 4,040 | 4,832 |
| Premises and equipment, net | $ 35,576 | $ 35,480 |

Depreciation and amortization included in occupancy and equipment expense amounted to $1.9 million, $1.0 million and $1.0 million for the year ended December 31, 2025 and the six months ended December 31, 2024 and 2023, respectively, and $2.1 million for the fiscal year ended June 30, 2024, respectively. During the six months ended December 31, 2024, $466,000 in impairment expense related to branch renovation strategic initiatives and a $730,000 loss on the sale of a non-branch property were included in net occupancy and equipment expense. There was no such expense for the year ended December 31, 2025, the six months ended December 31, 2023, and the fiscal year ended June 30, 2024.

## 8. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in goodwill were as follows (dollars in thousands):

| | |
|---|---|
| Balance, July 1, 2024 | 10,879 |
| Acquired | — |
| Balance, December 31, 2024 | 10,879 |
| Acquired | 720 |
| Impairment Charge | (2,000) |
| Balance, December 31, 2025 | $ 9,599 |

During the year ended December 31, 2025 a $2.0 million impairment charge was recognized for goodwill related to Pioneer Insurance Agency based on the annual impairment testing performed during the three months ended

December 31, 2025. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

There were no impairment charges on goodwill or intangible assets for the six months ended December 31, 2024 and 2023 and for the fiscal years ended June 30, 2024.

Acquired other intangible assets were as follows (dollars in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Customer relationship intangibles: | | |
| Gross carrying amount | $ 5,523 | $ 5,042 |
| Less: accumulated amortization | (2,899) | (2,455) |
| Net carrying amount | 2,624 | 2,587 |
| Weighted average remaining useful life (in years) | 3.98 | 4.02 |
| | | |
| Core deposit intangibles: | | |
| Gross carrying amount | 562 | 562 |
| Less: accumulated amortization | (475) | (444) |
| Net carrying amount | 87 | 118 |
| Weighted average remaining useful life (in years) | 2.06 | 2.39 |
| | | |
| Total other intangible assets: | | |
| Gross carrying amount | 6,085 | 5,604 |
| Less: accumulated amortization | (3,374) | (2,899) |
| Net carrying amount | $ 2,711 | $ 2,705 |

Estimated amortization expense for the next five years is as follows (dollars in thousands):

| Year ending December 31, | |
| --- | --- |
| 2026 | $ 477 |
| 2027 | 426 |
| 2028 | 375 |
| 2029 | 325 |
| 2030 | 274 |

Aggregate amortization expense was $474,000 for the year ended December 31, 2025, $246,000 and $270,000 for the six months ended December 31, 2024 and 2023, respectively, and $534,000 for the fiscal year ended June 30, 2024, respectively.

## 9. DEPOSITS

Deposit account balances are summarized as follows (dollars in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Non-interest bearing demand accounts | $ 456,114 | $ 454,296 |
| Interest-bearing accounts: | | |
| Interest-bearing demand accounts | 130,354 | 138,427 |
| Savings accounts | 249,733 | 260,178 |
| Money market accounts | 633,516 | 558,484 |
| Time deposits | 269,461 | 174,798 |
| Total interest bearing accounts | 1,283,064 | 1,131,887 |
| Total deposits | $ 1,739,178 | $ 1,586,183 |

Overdrawn demand deposit balances of $102,000 and $238,000 were reclassified as loan balances as of December 31, 2025 and 2024, respectively.

Time deposits outstanding that had balances of $250,000 and over amounted to approximately $27.4 million and $19.1 million at December 31, 2025 and 2024, respectively.

Scheduled maturities of time deposits for the next five years are as follows (dollars in thousands):

| Year ending December 31, | | |
|---|---|---|
| 2026 | $ | 263,783 |
| 2027 | | 3,370 |
| 2028 | | 895 |
| 2029 | | 765 |
| 2030 | | 648 |
| | $ | 269,461 |

Deposits of related parties amounted to $1.4 million and $1.2 million at December 31, 2025 and 2024, respectively.

## 10. BORROWINGS

The Company has the ability to borrow (Non-Repo Advances) in an amount up to 30% of its total assets from the FHLBNY. All borrowings from the FHLBNY are collateralized by FHLBNY stock, certain qualifying loans, and certain available for sale securities. In addition, overall credit exposure, including Non-Repo Advances, cannot exceed 50% of total assets. FHLBNY borrowings have prepayment penalties.

At December 31, 2025, the Company pledged approximately $777.1 million of residential mortgage, home equity and commercial loans as collateral for borrowings and stand-by letters of credit at the FHLBNY. At December 31, 2025, the maximum amount of funding available from the FHLBNY was $622.0 million, of which $50.0 million was utilized for borrowings and $245.0 million was utilized for irrevocable stand-by letters of credit issued to secure municipal deposits.

Borrowings outstanding at December 31, 2025 represented FHLBNY Advances of $50.0 million with a rate of 3.96% with an original maturity of one year or less.

At December 31, 2024, the Company pledged approximately $672.3 million of residential mortgage, home equity and commercial loans as collateral for borrowings and stand-by letters of credit at the FHLBNY. At December 31, 2024, the maximum amount of funding available from the FHLBNY was $536.1 million, of which $40.0 million was utilized for borrowings and $150.0 million was utilized for irrevocable stand-by letters of credit issued to secure municipal deposits.

Borrowings outstanding at December 31, 2024 represented FHLBNY Advances of $40.0 million with a rate of 4.57% with an original maturity of one year or less.

At December 31, 2025 and 2024, the Company had an unsecured $20.0 million line of credit available with an unrelated financial institution; there were no outstanding draws on the line at December 31, 2025 and 2024.

## 11. OTHER COMPREHENSIVE INCOME

Reclassifications out of accumulated other comprehensive income (loss) were as follows (dollars in thousands):

| Details About Accumulated Other Comprehensive Income Components | Year Ended December 31, 2025 | Six Months Ended December 31, | | Fiscal Year Ended June 30, 2024 | Affected Line Item in the Statement Where Net Income is Presented |
|---|---|---|---|---|---|
| | | 2024 | 2023 | | |
| Unrealized gains/losses on securities (before tax): | | | | | |
| Net (gains) losses included in net income | $ — | $ (165) | $ 5,645 | $ 5,645 | Net gain (loss) on securities available for sale transactions |
| Tax expense (benefit) | — | 43 | (1,475) | (1,475) | Income tax expense |
| Net of tax | — | (122) | 4,170 | 4,170 | |
| | | | | | |
| Amortization of defined benefit plan items (before tax): | | | | | |
| Net actuarial gain | (548) | (175) | — | (30) | Other noninterest expense |
| Tax benefit | 144 | 46 | — | 8 | Income tax expense |
| Net of tax | (404) | (129) | — | (22) | |
| Total reclassification for the period, net of tax | $ (404) | $ (251) | $ 4,170 | $ 4,148 | |

The balances and changes in the components of accumulated other comprehensive income (loss), net of tax are as follows (dollars in thousands):

| | For the Year Ended, | | |
|---|---|---|---|
| | Unrealized Gains/Losses on Securities | Defined Benefit Plans | Accumulated Other Comprehensive Income (Loss) |
| **December 31, 2025:** | | | |
| Accumulated other comprehensive income (loss) as of January 1, 2025 | $ (2,360) | $ 7,903 | $ 5,543 |
| Other comprehensive income before reclassifications | 3,715 | 5,179 | 8,894 |
| Amounts reclassified from accumulated other comprehensive income | — | (404) | (404) |
| Accumulated other comprehensive income as of December 31, 2025 | $ 1,355 | $ 12,678 | $ 14,033 |
| | | | |
| **June 30, 2024:** | | | |
| Accumulated other comprehensive income (loss) as of July 1, 2023 | $ (13,702) | $ 4,134 | $ (9,568) |
| Other comprehensive income before reclassifications | 6,798 | 3,564 | 10,362 |
| Amounts reclassified from accumulated other comprehensive income | 4,170 | (22) | 4,148 |
| Accumulated other comprehensive income (loss) as of June 30, 2024 | $ (2,734) | $ 7,676 | $ 4,942 |

| | For the Six Months Ended December 31, | | |
|---|---|---|---|
| | **Unrealized Gains/Losses on Securities** | **Defined Benefit Plans** | **Accumulated Other Comprehensive Income (Loss)** |
| **2024:** | | | |
| Accumulated other comprehensive income (loss) as of July l, 2024 . . . . . . . . . | $ (2,734) | $ 7,676 | $ 4,942 |
| Other comprehensive income before reclassifications . . . . . . . . . . . . . . . . . . . . | 496 | 356 | 852 |
| Amounts reclassified from accumulated other comprehensive income . . . . . . . | (122) | (129) | (251) |
| Accumulated other comprehensive income (loss) as of December 31, 2024 . . . | $ (2,360) | $ 7,903 | $ 5,543 |
| | | | |
| **2023:** | | | |
| Accumulated other comprehensive income (loss) as of July 1, 2023 . . . . . . . . . | $ (13,702) | $ 4,134 | $ (9,568) |
| Other comprehensive income before reclassifications . . . . . . . . . . . . . . . . . . . . | 5,579 | — | 5,579 |
| Amounts reclassified from accumulated other comprehensive income . . . . . . . | 4,170 | — | 4,170 |
| Accumulated other comprehensive income (loss) as of December 31, 2023 . . . | $ (3,953) | $ 4,134 | $ 181 |

The amounts of income tax expense (benefit) allocated to each component of other comprehensive income (loss) were as follows (dollars in thousands):

| | **Year Ended December 31, 2025** | **Fiscal Year Ended June 30, 2024** |
|---|---|---|
| Unrealized gains on securities: | | |
| Unrealized holdings gains arising during the period . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,314 | $ 2,406 |
| Reclassification adjustment for losses included in net income . . . . . . . . . . . . . . . . . . . | — | 1,475 |
| | 1,314 | 3,881 |
| Defined benefit plans: | | |
| Change in funded status . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,835 | 1,262 |
| Reclassification adjustment for amortization of net actuarial gain . . . . . . . . . . . . . . . | (144) | (8) |
| | 1,691 | 1,254 |
| | $ 3,005 | $ 5,135 |

| | For the Six Months Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| Unrealized gains on securities: | | |
| Unrealized holdings gains arising during the period . . . . . . . . . . . . . . . . . . . . . . . . | $ 176 | $ 1,975 |
| Reclassification adjustment for (gains) losses included in net income . . . . . . . . . . . . | (43) | 1,475 |
| | 133 | 3,450 |
| Defined benefit plans: | | |
| Change in funded status . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 126 | — |
| Reclassification adjustment for amortization of net actuarial gain . . . . . . . . . . . . . . . | (46) | — |
| | 80 | — |
| | $ 213 | $ 3,450 |

## 12. EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined benefit pension plan and a defined benefit post-retirement plan. Plan assets and obligations that determine the funded status are measured as of the end of the calendar year for December 31, 2025 and 2024.

Amounts recognized in the consolidated statement of condition related to the Company's plans are as follows as of dates indicated (dollars in thousands):

|  | December 31, | |
| --- | --- | --- |
|  | 2025 | 2024 |
| Other assets | | |
| Pension asset | $ 25,289 | $ 18,498 |
| | | |
| Other liabilities | | |
| Accumulated post-retirement benefit obligation | $ 1,062 | $ 1,177 |
| | | |
| Accumulated other comprehensive income, net of taxes | | |
| Pension plan | $ (12,163) | $ (7,446) |
| Post-retirement benefit plan | (515) | (457) |
| | $ (12,678) | $ (7,903) |

### Pension Plan

The Company maintains a noncontributory defined benefit pension plan covering substantially all of its full-time employees hired before September 1, 2019. Through December 31, 2009, pensions were paid as an annuity using a pension formula of 2.0% of the average of the five highest consecutive years of total compensation over the last ten years multiplied by credited service up to thirty years. Effective January 1, 2010, the plan was amended and service rendered thereafter is paid using a pension formula of 1.5%. Amounts contributed to the plan are determined annually on the basis of (a) the maximum amount allowable under Internal Revenue Service regulations and (b) the amount certified by a consulting actuary as necessary to avoid an accumulated funding deficiency as defined by the Employee Retirement Income Security Act of 1974 ("ERISA"). The defined benefit pension plan was amended, effective August 31, 2019, to close the plan to new employees hired on or after September 1, 2019, therefore, no new employees hired on or after September 1, 2019 would be eligible to participate in the defined benefit pension plan.

The following table sets forth information on the Company's defined benefit pension plan as of the dates indicated (dollars in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Change in projected benefit obligation: | | |
| Projected benefit obligation at beginning of year | $ 40,870 | $ 39,363 |
| Service cost | 1,203 | 589 |
| Interest cost | 2,282 | 1,139 |
| Actuarial (gain) loss | (1,231) | 654 |
| Benefits paid | (2,289) | (875) |
| Projected benefit obligation at end of year | 40,835 | 40,870 |
| | | |
| Change in fair value of plan assets: | | |
| Fair value of plan assets at beginning of year | 59,368 | 57,630 |
| Actual return on plan assets | 9,045 | 2,638 |
| Benefits paid and actual expenses | (2,289) | (900) |
| Fair value of plan assets at end of year | 66,124 | 59,368 |
| Funded status of plan at end of year | $ 25,289 | $ 18,498 |

The actuarial (gain) loss in the projected benefit obligation resulted primarily from actual demographic experience and changes to the discount rate.

Net periodic pension (income) cost included the following components (dollars in thousands):

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, | | For the Fiscal Year Ended June 30, 2024 |
| --- | --- | --- | --- | --- |
| | | 2024 | 2023 | |
| Service cost | $ 1,203 | $ 589 | $ 647 | $ 1,235 |
| Interest cost | 2,282 | 1,139 | 920 | 2,033 |
| Expected return on plan assets | (3,417) | (1,668) | (1,313) | (2,862) |
| Amortization of net actuarial gain | (472) | (141) | — | — |
| Net periodic pension (income) cost | $ (404) | $ (81) | $ 254 | $ 406 |

The service cost component of the net periodic (income) cost is included in salaries and employee benefits and the interest cost, expected return on plan assets and amortization of net actuarial gain components are included in other noninterest expense on the consolidated statements of operations.

Amounts recognized in accumulated other comprehensive loss, before tax effect consist of net actuarial gains of $16.5 million and $10.1 million at December 31, 2025 and 2024, respectively.

The actuarial assumptions used in determining the present value of the projected benefit obligations and net periodic pension cost as of and for the dates indicated were as follows:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Weighted average assumptions – benefit obligations | | |
| Discount rate | 5.42 % | 5.67 % |
| Annual rate of compensation increase | 4.00 % | 4.00 % |

| | December 31, | | June 30, |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2024** |
| Weighted average assumptions – net periodic benefit cost | | | |
| Discount rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 5.67 % | 5.51 % | 5.23 % |
| Annual rate of compensation increase. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.00 % | 4.00 % | 3.00 % |
| Expected long-term rate of return on plan assets . . . . . . . . . . . . . . . . . . . . . . . | 6.00 % | 6.00 % | 5.75 % |

For the calendar year ended December 31, 2025, the six months period ended December 31, 2024 and the fiscal year ended June 30, 2024, the discount rate assumption used was the above median curve.

### Accumulated Benefit Obligation

The accumulated benefit obligation (the actuarial present value of benefits, vested and nonvested, earned by employees based on current and past compensation levels) for the Company's defined benefit pension plan totaled $35.8 million and $35.8 million as of December 31, 2025 and 2024, respectively.

### Investment Policies and Strategies

Pension plan assets are invested in various mutual funds and are held in trust by Charles Schwab Corporation. The Employer, as the Plan Sponsor, determines the appropriate strategic asset allocation versus plan liabilities.

Currently, the pension plan asset allocation targets 65% of assets to equity securities, and 35% to fixed income through a combination of short-term and long-term bond funds. The overall long-term investment objectives are to maintain plan assets at a level that will sufficiently cover long-term obligations and to generate a return on plan assets that will meet or exceed the rate at which long-term obligations will grow. The strategy is designed to provide long-term growth of assets with the objective of achieving an investment return in excess of the costs of funding active lives, deferred vested, and all longer-term obligations. In addition, the plan's assets are rebalanced quarterly to the target percentages for each investment option no later than the 10th business day following the end of each calendar quarter.

### Determination of Long-Term Rate-of-Return

The long-term rate-of-return-on-assets assumption was set based on historical returns earned by equities and fixed-income securities, adjusted to reflect expectations of future returns as applied to the plan's target allocation of asset classes. Equities and fixed-income securities were assumed to earn real rates of return in the ranges of 5-9% and 1-4%, respectively. The long-term inflation rate was estimated to be 2.3%.

### Contributions

The Company is not required to make a cash contribution to the plan during the year ended December 31, 2026, but may elect to do so.

### Estimated Future Benefit Payments

The benefit payments expected to be paid over the next ten years are as follows (dollars in thousands):

| **Year ending December 31,** | |
| --- | --- |
| 2026 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2,980 |
| 2027 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,718 |
| 2028 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,887 |
| 2029 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,316 |
| 2030 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,186 |
| Years 2031 – 2035. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 16,841 |

The Company's pension plan asset allocation at the dates indicated, target allocation for 2025, and expected long-term rate of return by asset category are as follows:

| Asset Category | Target Allocation 2025 | Percentage of Plan Assets at December 31, | | Weighted- Average Expected Long-Term Rate of Return |
|---|---|---|---|---|
| | | 2025 | 2024 | |
| Equity securities . . . . . . . . . . . . . . . . . . . . . | 65.0 % | 63.1 % | 62.3 % | 5.00 – 9.00 % |
| Fixed income securities . . . . . . . . . . . . . . . | 35.0 % | 36.9 % | 37.7 % | 1.00 – 4.00 % |
|  Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . | | 100.0 % | 100.0 % | |

**Fair Value of Plan Assets**
Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The Company used the following methods and significant assumptions to estimate the fair value of each type of plan asset:

**Equity, Debt, Investment Funds and Other Securities**
The fair values for securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using spread to swap and the Secured Overnight Financing Rate ("SOFR") curves that are updated to incorporate loss severities, volatility, credit spread and optionality. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

The fair values of the pension plan assets at the dates indicated, by asset category, are as follows (dollars in thousands):

| | | | December 31, 2025 | | |
| | | | Fair Value Measurements | | |
| | Carrying Value | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| Mutual funds | | | | | |
| American Funds New World R6 | $ 3,363 | $ | 3,363 | $ — | $ — |
| Cohen & Steers Real Estate SECS I | 1,938 | | 1,938 | — | — |
| Fidelity Capital & Income Fund | 3,336 | | 3,336 | — | — |
| PIMCO Commodities Plus Strat Fd Inst | 2,032 | | 2,032 | — | — |
| PIMCO Long Term Credit Bond Inst | 9,676 | | 9,676 | — | — |
| PIMCO Low Duration Incm Fd I | 2,676 | | 2,676 | — | — |
| Vanguard Developed Mkts Index Inst | 8,944 | | 8,944 | — | — |
| Vanguard Growth Index Fund Instl | 9,275 | | 9,275 | — | — |
| Vanguard Mid Cap Index Funds Admiral | 4,568 | | 4,568 | — | — |
| Vanguard Small Cap I | 3,968 | | 3,968 | — | — |
| Vanguard Value Index Instl Shares | 9,437 | | 9,437 | — | — |
| Western Asset Core Bd Fd I | 6,573 | | 6,573 | — | — |
| Cash | 338 | | 338 | — | — |
| Total plan assets | $ 66,124 | $ | 66,124 | $ — | $ — |

| | | | December 31, 2024 | | |
| | | | Fair Value Measurements | | |
| | Carrying Value | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| Mutual funds | | | | | |
| American Funds New World R6 | $ 2,932 | $ | 2,932 | $ — | $ — |
| Cohen & Steers Real Estate SECS I | 1,732 | | 1,732 | — | — |
| Fidelity Capital & Income Fund | 2,995 | | 2,995 | — | — |
| PIMCO Commodities Plus Strat Fd Inst | 1,845 | | 1,845 | — | — |
| PIMCO Long Term Credit Bond Inst | 8,731 | | 8,731 | — | — |
| PIMCO Low Duration Incm Fd I | 2,419 | | 2,419 | — | — |
| Vanguard Developed Mkts Index Inst | 7,614 | | 7,614 | — | — |
| Vanguard Growth Index Fund Instl | 8,315 | | 8,315 | — | — |
| Vanguard Mid Cap Index Funds Admiral | 4,053 | | 4,053 | — | — |
| Vanguard Small Cap I | 3,448 | | 3,448 | — | — |
| Vanguard Value Index Instl Shares | 8,216 | | 8,216 | — | — |
| Western Asset Core Bd Fd I | 5,952 | | 5,952 | — | — |
| Cash | 1,116 | | 1,116 | — | — |
| Total plan assets | $ 59,368 | $ | 59,368 | $ — | $ — |

There were no significant transfers between Level 1 and Level 2 during the year ended December 31, 2025 and the six months period ended December 31, 2024.

**Post-Retirement Healthcare Plan**

The Company offers a defined benefit post-retirement plan which provides medical and life insurance benefits to employees meeting certain requirements. Effective October 1, 2006, the plan was amended so that there have been no new plan participants for medical benefits. The cost of post-retirement plan benefits is recognized on an accrual basis as employees perform services. Active employees are eligible for retiree medical coverage upon reaching age sixty with twenty-five or more years of service. Employees with a minimum of thirty years of service are eligible for individual and spousal coverage. Retirees are eligible to participate in any Company-sponsored health insurance programs. The Company's contributions for retiree medical are limited to a monthly premium of $210 for individual coverage and $420 for employee and spousal coverage. The Company's funding policy is to pay insurance premiums as they come due.

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at the dates indicated (dollars in thousands):

| | December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Change in accumulated post-retirement benefit obligation: | | |
| Accumulated benefit obligation at beginning of year | $ 1,177 | $ 1,354 |
| Service cost | 16 | 8 |
| Interest cost | 64 | 32 |
| Actuarial gain | (154) | (191) |
| Benefits paid | (41) | (26) |
| Accumulated benefit obligation at end of year | 1,062 | 1,177 |
| | | |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | — | — |
| Employer contributions | 41 | 26 |
| Benefits paid | (41) | (26) |
| Fair value of plan assets at end of year | — | — |
| Unfunded status at end of year | $ (1,062) | $ (1,177) |

The increase in the actuarial gain in the accumulated benefit obligation resulted primarily from the decrease in the discount rate.

Net periodic post-retirement benefit cost included the following components (dollars in thousands):

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, | | For the Fiscal Year Ended June 30, 2024 |
| --- | --- | --- | --- | --- |
| | | **2024** | **2023** | |
| Service cost | $ 16 | $ 8 | $ 12 | $ 19 |
| Interest cost | 64 | 32 | 38 | 72 |
| Amortization of net actuarial gain | (76) | (34) | (20) | (30) |
| Net periodic post-retirement benefit cost | $ 4 | $ 6 | $ 30 | $ 61 |

The service cost component of the net periodic post-retirement benefit cost is included in salaries and employee benefits and the interest cost and amortization of net actuarial gain components are included in other noninterest expense on the consolidated statements of operations.

Amounts recognized in accumulated other comprehensive loss, before tax effect, at the dates indicated, consist of (dollars in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Net actuarial gain | $ (697) | $ (618) |

The discount rates used in determining the accumulated post-retirement benefit obligation were 5.42% and 5.67% at December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025 and the six months ended December 31, 2024 the discount rate assumption used was the above median curve.

For measurement purposes, the medical care cost trend rate has no effect on the Company's cost since the insurance premiums are a fixed amount (capped). However, increasing or decreasing the benefit cost cap for plan participants could have a significant impact on the accumulated benefit obligation and employer cost.

The projected benefit payments under the plan over the next ten years are as follows (dollars in thousands):

**Year ending December 31,**

| | |
| --- | --- |
| 2026 | $ 69 |
| 2027 | 62 |
| 2028 | 57 |
| 2029 | 60 |
| 2030 | 65 |
| Years 2031 – 2035 | 391 |

**401(k) Plan**

The Company maintains a defined contribution 401(k) plan covering substantially all employees meeting certain eligibility requirements. Participants may contribute up to the maximum amount allowed under the Internal Revenue Code. The Company matches 100% on the first 1% of employee contributions and 50% on the next 5% after the employee has completed one year of service. The 401(k) plan contribution expense is included in salaries and employee benefits in the consolidated statements of operations and was approximately $655,000 and $498,000 for the year ended December 31, 2025 and the fiscal year ended June 30, 2024, respectively, and $238,000 and $216,000 for the six months ended December 31, 2024 and 2023, respectively.

**Employee Stock Ownership Plan**

On July 17, 2019, the Company established an ESOP to provide eligible employees the opportunity to own Company stock. The ESOP is a tax-qualified retirement plan for the benefit of Company employees. The Company granted loans to the ESOP for the purchase of 1,018,325 shares of the Company's common stock at an average price of $13.40 per share. The loan obtained by the ESOP from the Company to purchase the common stock is payable annually over 20 years at a rate per annum equal to the Prime Rate. Loan payments are principally funded by cash contributions from the Bank. The loan is secured by the shares purchased, which are held in a suspense account for allocation among participants as the loan is repaid. The balance of the ESOP loan at December 31, 2025 and 2024 was $10.1 million and $10.6 million, respectively. Contributions are allocated to eligible participants on the basis of compensation, subject to federal tax limits. The number of shares committed to be released annually is 50,916 through the year 2038. Participants receive the shares at the end of employment.

Shares held by the ESOP include the following:

|  | As of December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Allocated . . . . . . . . . . . . . . . . . . . . . . . . . | 256,381 | 219,921 |
| Committed to be allocated . . . . . . . . . . . | 50,916 | 50,916 |
| Unallocated . . . . . . . . . . . . . . . . . . . . . . . | 661,913 | 712,829 |
| Total shares . . . . . . . . . . . . . . . . . . . . . . | 969,210 | 983,666 |

Total compensation expense recognized in connection with the ESOP for the year ended December 31, 2025 and the fiscal year ended June 30, 2024 was $627,000 and $472,000, respectively, and for the six months ended December 31, 2024 and 2023 was $283,000 and $229,000, respectively.

### Deferred Compensation Plans

The Company has a Deferred Compensation Plan for directors and certain of its officers. Under the plan, participants can elect to defer all, or portion of their directors fees, or salaries and/or bonuses, and invest those funds in various investment fund options. At December 31, 2025 and 2024, the Company had an accrued benefit liability of $458,000 and $404,000, respectively included in other liabilities in the consolidated statements of condition. Changes in the accrued benefit liability equal the changes in the fair values of the invested assets, additional deferrals, less participant payments, if any.

## 13. INCOME TAXES

The components of income tax expense were as follows (dollars in thousands):

|  | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, | | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
|  |  | 2024 | 2023 |  |
| Current tax expense. . . . . . . . . . . . . . . . . . . . | $ 8,437 | $ 2,469 | $ 1,708 | $ 4,337 |
| Deferred tax expense (benefit). . . . . . . . . . . | (2,235) | 342 | 4 | (188) |
| Total income tax expense. . . . . . . . . . . . . . | $ 6,202 | $ 2,811 | $ 1,712 | $ 4,149 |

Income tax expense differs from the amount expected based on the federal income tax statutory rate due to the following (dollars in thousands):

|  | For the Year Ended December 31, 2025 | | For the Six Months Ended December 31, | | | | For the Fiscal Year Ended June 30, 2024 | |
|---|---|---|---|---|---|---|---|---|
|  |  |  | 2024 | | 2023 | | | |
|  | Amount | Rate | Amount | Rate | Amount | Rate | Amount | Rate |
| Income before tax at the federal tax rate . . . . . . . . . . . . . . . . . . . . . | $ 5,563 | 21.0 % | $ 2,606 | 21.0 % | $ 1,748 | 21.0 % | $ 4,076 | 21.0 % |
| State expense, net of federal benefit. . . . . . . . . . . . . . . . . . . . . . | 420 | 1.6 % | 234 | 1.9 % | 62 | 0.8 % | 232 | 1.2 % |
| Goodwill impairment . . . . . . . . . . | 420 | 1.6 % | — | — % | — | — % | — | — % |
| Tax-exempt income. . . . . . . . . . . . | (183) | (0.7)% | (81) | (0.7)% | (134) | (1.6)% | (249) | (1.3)% |
| Bank-owned life insurance . . . . . . | (103) | (0.4)% | 11 | 0.1 % | 26 | 0.3 % | 66 | 0.4 % |
| Other, net . . . . . . . . . . . . . . . . . . . | 85 | 0.3 % | 41 | 0.3 % | 10 | 0.1 % | 24 | 0.1 % |
| Total income tax expense . . . . . . | $ 6,202 | 23.4 % | $ 2,811 | 22.6 % | $ 1,712 | 20.6 % | $ 4,149 | 21.4 % |

The tax effects that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (dollars in thousands):

|  | December 31, | |
|  | 2025 | 2024 |
| --- | --- | --- |
| Deferred tax assets | | |
| Allowance for credit losses | $ 8,131 | $ 7,002 |
| Net operating loss carryforward | 144 | 144 |
| Post-retirement benefit obligations | 482 | 492 |
| Unrealized losses on securities available for sale | — | 835 |
| Deferred compensation | 83 | 77 |
| Lease liabilities | 1,070 | 1,276 |
| Other | 922 | 748 |
| Total deferred tax assets | 10,832 | 10,574 |
| | | |
| Deferred tax liabilities | | |
| Depreciation | (1,420) | (1,420) |
| Net deferred loan origination costs | (644) | (637) |
| Prepaid pension | (2,426) | (2,315) |
| Prepaid expenses | (293) | (293) |
| Unfunded defined benefit and postretirement benefit plan assets | (4,487) | (2,797) |
| Unrealized gains on securities available for sale | (480) | — |
| ROU assets | (995) | (1,197) |
| Other | (1,137) | (2,198) |
| Total deferred tax liabilities | (11,882) | (10,857) |
| Net deferred tax liability at end of year | $ (1,050) | $ (283) |

Net deferred tax (liability) asset as of December 31, 2025 and 2024 are included in other assets in the consolidated statements of condition.

Management determines the need for a deferred tax valuation allowance based upon the realizability of tax benefits from the reversal of temporary differences creating the deferred tax assets, as well as the amount of available open tax carrybacks, if any. As of December 31, 2025 and 2024, no valuation allowance was required.

For the year ended December 31, 2025 income taxes paid was $9.3 million, of which $8.0 million was paid related to federal income tax and $1.3 million was paid related to state of New York income tax.

For the year ended December 31, 2025 and fiscal year ended June 30, 2024, there were no amounts accrued and/or paid for interest and penalties.

For the six months ended December 31, 2024 and 2023, there were no amounts accrued and/or paid for interest and penalties.

As a thrift institution, the Company is subject to special provisions in the Federal income tax laws regarding its allowable bad debt deduction and related tax basis bad debt reserves. Deferred income tax liabilities are to be recognized with respect to any base-year reserves which are to become taxable (or "recaptured") in the foreseeable future.

Under current income tax laws, the base-year reserves would be subject to recapture if the Company pays a cash dividend in excess of earnings and profits or liquidates. The Company does not expect to take any actions in the foreseeable future that would require the recapture of any base-year reserves.

A deferred tax liability has not been recognized with respect to the Federal base-year reserve of $9.3 million at December 31, 2025 and 2024, because the Company does not expect that this amount will become taxable in the foreseeable future. The unrecognized deferred tax liability with respect to the Federal base-year reserve was $2.4 million at December 31, 2025 and 2024. It is more likely than not that this liability will never be incurred because, as noted above, the Company does not expect to take any action in the future that would result in this liability being incurred.

The Company is subject to routine audits of its tax returns by the Internal Revenue Service and New York State Department of Taxation and Finance. The Company is no longer subject to examination by either taxing authority for years before calendar 2022.

## 14. COMMITMENTS AND CONTINGENT LIABILITIES

### Off-Balance-Sheet Financing and Concentrations of Credit

The Company is a party to certain financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include the Company's commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated statement of condition. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual notional amounts of those instruments which are presented in the tables below (dollars in thousands). The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

|  | December 31, 2025 | | |
| --- | --- | --- | --- |
|  | Fixed Rate | Variable Rate | Total |
| Financial instruments whose contract amounts represent credit risk (including unused lines of credit and unadvanced loan funds): | | | |
| Commitments to extend credit | $ 49,895 | $ 300,183 | $ 350,078 |
| Standby letters of credit | — | 27,398 | 27,398 |
|  | $ 49,895 | $ 327,581 | $ 377,476 |

|  | December 31, 2024 | | |
| --- | --- | --- | --- |
|  | Fixed Rate | Variable Rate | Total |
| Financial instruments whose contract amounts represent credit risk (including unused lines of credit and unadvanced loan funds): | | | |
| Commitments to extend credit | $ 31,804 | $ 285,464 | $ 317,268 |
| Standby letters of credit | — | 22,552 | 22,552 |
|  | $ 31,804 | $ 308,016 | $ 339,820 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee. Since certain commitments are expected to expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if any, required by the Company for the extension of credit is based on management's credit evaluation of the customer.

Commitments to extend credit may be written on a fixed rate basis thus exposing the Company to interest rate risk, given the possibility that market rates may change between commitment and actual extension of credit.

Standby letters of credit are conditional commitments issued by the Company to guarantee payment on behalf of a customer or to guarantee the performance of a customer to a third party. The credit risk involved in issuing these instruments is essentially the same as that involved in extending loans to customers. Since a portion of these instruments will expire unused, the total amounts do not necessarily represent future cash requirements. Each customer is evaluated individually for creditworthiness under the same underwriting standards used for commitments to extend credit and on-balance-sheet instruments. Bank policies governing loan collateral apply to standby letters of credit at the time of credit extension.

Certain residential mortgage loans are written on an adjustable basis and include interest rate caps which limit annual and lifetime increases in interest rates. Generally, adjustable rate mortgages have an annual rate increase cap of 2% to 5% and lifetime rate increase cap of 5% to 6% above the initial loan rate. These caps expose the Company to interest rate risk should market rates increase above these limits. At December 31, 2025 and 2024, approximately $328.9 million and $304.0 million of adjustable rate residential mortgage loans had interest rate caps, respectively. In addition, certain adjustable rate residential mortgage loans have a conversion option whereby the borrower may elect to convert the loan to a fixed rate during a designated time period. At December 31, 2025 and 2024, approximately $201,000 and $275,000 of the adjustable rate mortgage loans had conversion options, respectively.

The Company periodically sells residential mortgage loans to the Federal National Mortgage Association ("FNMA"). At December 31, 2025, the Company had no loans held for sale. In addition, the Company has no loan commitments with borrowers at December 31, 2025 with rate lock agreements which are intended to be held for sale, if closed. The Company generally determines whether or not a loan is held for sale at the time that loan commitments are entered into or at the time a convertible adjustable rate mortgage loan converts to a fixed interest rate. In order to reduce the interest rate risk associated with the portfolio of loans held for sale, as well as loan commitments with locked interest rates which are intended to be held for sale if closed, the Company enters into agreements to sell loans in the secondary market. At December 31, 2025, the Company had no commitments to sell loans to unrelated investors.

## Concentrations of Credit

The Company primarily grants loans to customers located in the New York State counties of Albany, Greene, Rensselaer, Schenectady, Saratoga, and Warren. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the real estate and construction-related sectors of the economy.

## Legal Proceedings and Other Contingent Liabilities

In the ordinary course of business, the Company and the Bank are involved in a number of legal, regulatory, governmental and other proceedings, claims or investigations that could result in losses, including damages, fines and/or civil penalties, which could be significant concerning matters arising from the conduct of their business, including the matters described below. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek large or indeterminate damages, the Company generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter. In accordance with applicable accounting guidance, the Company establishes an accrued liability when those matters present loss contingencies that are both probable and estimable. The Company's estimates of potential losses change over time, and the actual losses may vary significantly, and there may be an exposure to loss in excess of any amount accrued. As a matter develops, management, in conjunction with any outside counsel handling the matter, evaluate on an ongoing basis whether such matter presents a loss contingency that is probable and estimable; or where a loss is reasonably possible, whether in excess of a related accrued liability or where there is no accrued liability, whether it is possible to estimate a range of possible loss. Once the loss contingency is deemed to be both probable and estimable, the Company establishes an accrued liability and records a corresponding amount of litigation-related expense. The Company continues to monitor the matters for further developments that could affect the amount of the accrued liability that has been previously established. Excluding legal fees and expenses, litigation-related expense of $3.2 million was recognized for the year ended December 31, 2025, and no litigation-related expense recognized for the six months ended December 31, 2024 and the fiscal year ended June 30, 2024. For those matters for which a loss is reasonably possible and estimable, whether in excess of an accrued liability or where there is no accrued liability, the Company's estimated range of possible loss is $0 to $38.8 million in excess of the accrued liability, if any, as of December 31, 2025. These estimates are based upon currently available information and are subject to significant judgment, a variety of assumptions and known and unknown uncertainties. The matters underlying the accrued liability and estimated range of possible losses are unpredictable and may change from time to time, and actual losses may vary significantly from the current estimate and accrual. The estimated range of possible losses does not represent the Company's maximum loss exposure.

Information is provided below regarding the nature of the matters and associated claimed damages. The Company and the Bank are defending each of these matters vigorously, dispute the assertions and claims in each of the matters noted below, and the Company believes that it and the Bank have substantial defenses, including affirmative defenses, counterclaims and crossclaims to the various allegations that have been asserted. In light of the significant judgment, variety of assumptions and uncertainties involved in the matters described below, some of which are beyond the Company's control, and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters, or matters related to or resulting from the matters described below, could have an adverse material impact on the Company's business, prospects, financial condition, results of operations, cash flows, or cause significant reputational harm and subject the Company to face civil litigation, significant fines, damage awards or other material regulatory consequences.

*Mann Entities Related Fraudulent Activity*

During the quarter ended September 30, 2019, the Company became aware of potentially fraudulent activity associated with transactions by an established business customer of the Bank. The customer and various affiliated entities (collectively, the "Mann Entities") had numerous accounts with the Bank. The transactions in question related both to deposit and lending activity with the Mann Entities.

The ultimate timing and outcome of the proceedings described herein, involving the Company, or the Bank, cannot be predicted with any certainty. The Company's and the Bank's legal fees and expenses related to these actions are significant and are expected to continue being significant. The Bank does not expect to recognize any insurance recoveries in the future, as the applicable policy limits and deductibles have been exceeded.

*Legal Proceedings*

On October 31, 2019, Southwestern Payroll Services, Inc. ("Southwestern") filed a complaint against the Company and the Bank ("Pioneer Parties"), Michael T. Mann, Valuewise Corporation, MyPayrollHR, LLC and Cloud Payroll, LLC (collectively, the "Mann Parties") in the United States District Court for the Northern District of New York. Subsequently, Southwestern amended its complaint and added Granite Solutions Groupe, Inc. ("Granite Solutions") as a plaintiff. The parties are asserting claims against the Pioneer Parties for declaratory judgment, conversion, fraud, negligence/gross negligence, unjust enrichment/money had and received, violations of the Racketeer Influenced and Corrupt Organizations ("RICO") Act, aiding and abetting conversion, and aiding and abetting fraud. The parties are seeking a monetary judgment of at least $39.0 million, allegedly comprised of compensatory damages in excess of $13.0 million, penalties and interest, treble damages, and punitive damages. The trial date is currently set for August 17, 2026.

On December 10, 2019, National Payment Corp. ("NatPay") filed a motion to intervene as a plaintiff in Southwestern's lawsuit against the Pioneer Parties and the Mann Parties as described above. On April 13, 2023, NatPay filed an amended complaint asserting claims against the Pioneer Parties for declaratory judgment, conversion, fraud, negligence/gross negligence, unjust enrichment/money had and received, violations of RICO, aiding and abetting conversion, and aiding and abetting fraud. The amended complaint seeks a monetary judgment of at least $11.4 million, allegedly comprised of compensatory damages in excess of $3.8 million, penalties and interest, treble damages, and punitive damages. The trial date is currently set for August 17, 2026.

On January 20, 2022, Cachet Financial Services ("Cachet"), a third-party automated clearing house service provider filed an adversary proceeding complaint against the Pioneer Parties in the United States Bankruptcy Court for the Central District of California, Los Angeles Division ("Bankruptcy Court"). Currently, the parties are litigating Cachet's claims for conversion, unjust enrichment, and money had and received, which are the claims that remain following motion practice with respect to Cachet's second amended complaint in 2024. Cachet seeks to recover approximately $8.5 million in alleged damages with respect to the remaining claims. This matter is currently in discovery.

On February 4, 2020, Berkshire Hills Bancorp Inc.'s wholly owned subsidiary Berkshire Bank ("Berkshire Bank") filed a complaint against the Bank in the Supreme Court of the State of New York for Albany County resulting from Berkshire Bank's participation interest in the commercial loan relationship to the Mann Entities. On December 16, 2025, the parties filed a stipulation discontinuing the action in its entirety with prejudice, in light of their entry into a confidential settlement resolving all claims and counterclaims asserted in the action.

On February 4, 2020, Chemung Financial Corporation's wholly owned subsidiary, Chemung Canal Trust Company ("Chemung"), filed a complaint against the Bank in the Supreme Court of the State of New York for Albany County resulting from Chemung's participation interest in the commercial loan relationship to the Mann Entities. Chemung asserts that the Bank breached the participation agreement between the Bank and Chemung, engaged in fraudulent activities, engaged in constructive fraud, and further asserts claims for breach of contract, unjust enrichment, and breach of the covenant of good faith and fair dealing arising out of the Bank's recovery of settlement proceeds in connection with the Bank's claims against outside auditors for alleged professional malpractice in auditing the annual consolidated financial statements of Valuewise Corporation and its subsidiaries for the fiscal years 2010 to 2018. The complaint seeks to recover approximately $4.6 million and additional damages. This matter is currently in discovery.

On August 31, 2020, AXH Air-Coolers, LLC ("AXH") filed a complaint against the Pioneer Parties, and unnamed employees of the Pioneer Parties in the United States District Court for the Northern District of New York. The complaint alleges that the Pioneer Parties wrongfully converted certain tax funds belonging to AXH, were unjustly enriched by the wrongful taking of tax funds belonging to AXH and were grossly negligent in allowing AXH's tax funds to be misappropriated, offset, converted, or stolen. The prayer for relief in AXH's complaint seeks $336,000, plus penalties and interest, attorney's fees, and punitive damages. On December 7, 2025, the Court entered an order staying the action pending the outcome of the anticipated trial in the Southwestern Payroll and NatPay matters described above.

On May 14, 2021, the Bank filed a verified petition for a hearing, pursuant to 21 U.S.C. § 853(n)(2), to adjudicate the validity of the Bank's interest in approximately $14.9 million in cash and securities forfeited by Michael Mann pursuant to a preliminary order of forfeiture in a proceeding in the United States District Court for the Northern District of New York. The Bank's petition alleges that it has a valid security interest in the forfeited property, and that the forfeited property should thus be turned over to the Bank.

On September 2, 2022, two substantially similar putative class action complaints were filed against the Pioneer Parties in the Supreme Court of the State of New York for Albany County. The first complaint was filed by Brandes & Yancy PLLC and Ricardo's Restaurant, Inc., two alleged clients of Southwestern which seek to assert claims on behalf of all current or former Southwestern clients based on the same set of facts as the AXH, and Granite Solutions complaints as described above, and the alleged taxes sought in the Southwestern, and NatPay complaints. The second complaint was filed by O'Malley's Oven LLC and Legat Architects, Inc., two alleged clients of MyPayrollHR.Com, LLC and ProData Payroll Services, Inc., affiliates of Cloud Payroll, LLC (collectively, "Cloud Payroll"). Similar to the first complaint described above, the two named plaintiffs in the second complaint seek to assert claims on behalf of all current or former Cloud Payroll clients based on the same set of facts as the AXH, and Granite Solutions complaints as described above, and the alleged taxes sought in the Southwestern, and NatPay complaints. Both complaints assert claims against the Pioneer Parties for conversion, gross negligence, unjust enrichment, money had and received, tortious interference with contract, aiding and abetting fraud, and a declaratory judgment. Both complaints also seek to recover compensatory and punitive damages, plus pre-judgment interest, costs, expenses, disbursements, and reasonable attorneys' fees.

Historically, the Bank was regulated by the New York State Department of Financial Services (the "NYSDFS"), and as such, NYSDFS took certain investigatory actions with respect to the Bank's practices associated with the Mann Parties. As of April 1, 2024, the Bank converted from a New York chartered savings bank to a national bank, with the approval of the Office of the Comptroller of the Currency (the "OCC"). The OCC has now assumed the regulatory oversight responsibilities previously held by NYSDFS.

## 15. FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

*Level 1:* Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

*Level 2:* Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

*Level 3:* Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

The fair value of interest rate swaps are based on valuation models using observable market data as of the measurement date (Level 2). The fair value of derivatives are classified as a component of other assets and other liabilities on the consolidated statements of condition.

The fair value of individually evaluated loans are valued at the lower of cost or fair value. Individually evaluated loans carried at fair value have been partially charged-off or receive a specific allocation of the allowance for credit losses on loans. For collateral dependent loans, fair value is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value.

Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at fair value, less costs to sell. Fair values are based on recent real estate appraisals. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments result in a Level 3 classification of the inputs for determining fair value.

**Assets and Liabilities Measured on a Recurring Basis**

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands):

| | | Fair Value Measurements at December 31, 2025 Using | | |
| --- | --- | --- | --- | --- |
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury | $ 54,752 | $ 54,752 | $ — | $ — |
| Mortgage-backed securities: | | | | |
| U.S. Government agency securities | 36,704 | — | 36,704 | — |
| Government-sponsored enterprises | 39,783 | — | 39,783 | — |
| Collateralized mortgage obligations: | | | | |
| U.S. Government agency securities | 21,383 | — | 21,383 | — |
| Government-sponsored enterprises | 48,290 | — | 48,290 | — |
| Municipal obligations | 19,519 | — | 19,519 | — |
| Total available for sale securities | 220,431 | 54,752 | 165,679 | — |
| Derivative assets [1] | 7,919 | — | 7,919 | — |
| Total | $ 228,350 | $ 54,752 | $ 173,598 | $ — |
| Liabilities: | | | | |
| Derivative liabilities [1] | $ 7,919 | $ — | $ 7,919 | $ — |
| Total | $ 7,919 | $ — | $ 7,919 | $ — |

| | | Fair Value Measurements at December 31, 2024 Using | | |
| --- | --- | --- | --- | --- |
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Available for sale securities: | | | | |
| U.S. Treasury | $ 216,706 | $ 216,706 | $ — | $ — |
| Mortgage-backed securities: | | | | |
| U.S. Government agency securities | 19,328 | — | 19,328 | — |
| Government-sponsored enterprises | 16,889 | — | 16,889 | — |
| Collateralized mortgage obligations: | | | | |
| U.S. Government agency securities | 17,548 | — | 17,548 | — |
| Government-sponsored enterprises | 33,241 | — | 33,241 | — |
| Municipal obligations | 17,825 | — | 17,825 | — |
| Total available for sale securities | 321,537 | 216,706 | 104,831 | — |
| Derivative assets [1] | 13,735 | — | 13,735 | — |
| Total | $ 335,272 | $ 216,706 | $ 118,566 | $ — |
| Liabilities: | | | | |
| Derivative liabilities [1] | $ 13,735 | $ — | $ 13,735 | $ — |
| Total | $ 13,735 | $ — | $ 13,735 | $ — |

(1) Additional information regarding the impact of offsetting cash collateral can be found in Note 6 – Derivatives.

**Assets and Liabilities Measured on a Non-Recurring Basis**

Assets and liabilities measured at fair value on a non-recurring basis are summarized below (dollars in thousands):

| | | Fair Value Measurements Using | | |
| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| --- | --- | --- | --- | --- |
| **December 31, 2025** | | | | |
| Individually evaluated loans: | | | | |
| Commercial loans ................ | $ 721 | $ — | $ — | $ 721 |

Loans individually evaluated for credit losses where the amortized cost was adjusted to fair value had a carrying amount of $844,000 with a valuation allowance of $123,000 resulting in an estimated fair value of $721,000 as of December 31, 2025. There were no loans individually evaluated for credit losses where the amortized cost was adjusted to fair value as of December 31, 2024.

The Company had no other real estate owned at December 31, 2025 and 2024. There were no write-downs for the calendar year ended December 31, 2025, the six months ended December 31, 2024 and 2023 and the fiscal year ended June 30, 2024.

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Company has utilized Level 3 inputs to determine fair value (dollars in thousands):

| | Fair Value | Valuation Technique | Significant Unobservable Inputs | Significant Unobservable Input Range (Weighted Average) |
| --- | --- | --- | --- | --- |
| **December 31, 2025** | | | | |
| Individually evaluated loans: | | | | |
| Commercial loans .......... | $ 721 | Appraisal of collateral (1) | Liquidation expense (2) | 11.0% |

(1) Fair value is generally determined through independent appraisals of the underlying collateral that generally include various level 3 inputs which are not identifiable.
(2) Estimated selling costs.

The fair value of individually evaluated loans is based on the fair value of the collateral. Individually evaluated loans were determined to be collateral dependent and categorized as Level 3 due to ongoing real estate market conditions resulting in inactive market data, which in turn required the use of unobservable inputs and assumptions in fair value measurements. There were no changes in valuation techniques used during the year ended December 31, 2025.

The carrying and estimated fair values of financial assets and liabilities as of the dates indicated were as follows (dollars in thousands):

|  | | December 31, 2025 | | | | |
|  | | | Fair Value Measurements Using | | | |
|  | Carrying Amount | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Financial assets** | | | | | |
| Cash and cash equivalents | $ 133,675 | $ 133,675 | $ 133,675 | $ — | $ — |
| Securities available for sale | 220,431 | 220,431 | 54,752 | 165,679 | — |
| Securities held to maturity | 41,521 | 40,175 | — | 40,175 | — |
| FHLBNY and FRBNY stock | 6,090 | 6,090 | — | 6,090 | — |
| Net loans receivable | 1,646,255 | 1,622,637 | — | — | 1,622,637 |
| Accrued interest receivable | 8,889 | 8,889 | — | 8,889 | — |
| Derivative assets [1] | 7,919 | 7,919 | — | 7,919 | — |
| **Financial liabilities** | | | | | |
| Deposits | | | | | |
| Savings, money market, and demand accounts | $ 1,469,717 | $ 1,469,717 | $ — | $ 1,469,717 | $ — |
| Time deposits | 269,461 | 268,924 | — | 268,924 | — |
| Mortgagors' escrow deposits | 9,129 | 9,129 | — | 9,129 | — |
| FHLB advances | 50,000 | 49,995 | — | 49,995 | — |
| Derivative liabilities [1] | 7,919 | 7,919 | — | 7,919 | — |

|  | | December 31, 2024 | | | | |
|  | | | Fair Value Measurements Using | | | |
|  | Carrying Amount | Estimated Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|---|
| **Financial assets** | | | | | |
| Cash and cash equivalents | $ 96,521 | $ 96,521 | $ 96,521 | $ — | $ — |
| Securities available for sale | 321,537 | 321,537 | 216,706 | 104,831 | — |
| Securities held to maturity | 25,400 | 22,457 | — | 22,457 | — |
| FHLBNY and FRBNY stock | 5,283 | 5,283 | — | 5,283 | — |
| Net loans receivable | 1,434,575 | 1,373,719 | — | — | 1,373,719 |
| Accrued interest receivable | 7,937 | 7,937 | — | 7,937 | — |
| Derivative assets [1] | 13,735 | 13,735 | — | 13,735 | — |
| **Financial liabilities** | | | | | |
| Deposits | | | | | |
| Savings, money market, and demand accounts | $ 1,411,385 | $ 1,411,385 | $ — | $ 1,411,385 | $ — |
| Time deposits | 174,798 | 173,881 | — | 173,881 | — |
| Mortgagors' escrow deposits | 8,097 | 8,097 | — | 8,097 | — |
| FHLB advances | 40,000 | 39,995 | — | 39,995 | — |
| Derivative liabilities [1] | 13,735 | 13,735 | — | 13,735 | — |

(1) Additional information regarding the impact of offsetting cash collateral can be found in Note 6 – Derivatives.

**Short-Term Financial Instruments**
The fair value of certain financial instruments are estimated to approximate their carrying amounts because the remaining term to maturity or period to repricing of the financial instrument is less than ninety days. Such financial instruments include cash and cash equivalents, accrued interest receivable and payable and mortgagor's escrow deposits.

**Securities**
Fair values of securities available for sale and securities held to maturity securities are determined as outlined earlier in this footnote.

**FHLBNY and FRBNY Stock**
The fair value of FHLBNY and FRBNY stock approximates its carrying value due to transferability restrictions.

**Loans**
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, including residential real estate, commercial real estate, and consumer loans and whether the interest rates are fixed and/or variable.

The estimated fair values of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the respective loan portfolio.

Estimated fair values for nonperforming loans are based on estimated cash flows discounted using a rate commensurate with the credit risk involved. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

**Derivatives**
Fair values of derivative assets and liabilities are determined as outlined earlier in this footnote.

**Deposits**
The estimated fair value of deposits with no stated maturity, such as savings, money market and demand deposits, is regarded to be the amount payable on demand. The estimated fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using market rates for time deposits with similar maturities. The fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposits as compared to the cost of borrowing funds in the market.

**Borrowings**
The estimated fair value of FHLBNY advances, if any, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for borrowings with similar remaining maturities.

The fair values of commitments to extend credit, unused lines of credit, and standby letters of credit are not considered material.

16.    **REGULATORY CAPITAL**

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to average assets (as defined), and common equity Tier 1, Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under Basel III rules, banks must hold a capital conservation buffer above the adequately capitalized risk-based capital ratios. The required capital conservation buffer is 2.50% for 2025 and 2024.

As of December 31, 2025 and 2024, the Bank met all capital adequacy requirements which it was subject to. Further, the most recent OCC and FDIC notifications categorized the Bank as a well capitalized institution under the prompt corrective action regulations. There have been no conditions or events since the notification that management believes have changed the Bank's capital classification.

The actual capital amounts and ratios for the Bank are presented in the following table (dollars in thousands):

| | Actual | | For Capital Adequacy Purposes | | For Capital Adequacy Purposes with Capital Buffer | | To be Well Capitalized Under Prompt Corrective Action | |
|---|---|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| **Pioneer Bank, National Association:** | | | | | | | | |
| **As of December 31, 2025** | | | | | | | | |
| Tier 1 (leverage) capital. . . . . . . . . . . . . . . . . . | $ 240,647 | 11.53 % | $ 83,492 | 4.00 % | N/A | N/A | $ 104,365 | 5.00 % |
| Risk-based capital | | | | | | | | |
| Common Tier 1 . . . . . . . . . . . . . . . . . . . . . . | $ 240,647 | 16.30 % | $ 66,441 | 4.50 % | $ 103,353 | 7.00 % | $ 95,970 | 6.50 % |
| Tier 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 240,647 | 16.30 % | $ 88,588 | 6.00 % | $ 125,500 | 8.50 % | $ 118,117 | 8.00 % |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 259,218 | 17.56 % | $ 118,117 | 8.00 % | $ 155,029 | 10.50 % | $ 147,647 | 10.00 % |
| **As of December 31, 2024** | | | | | | | | |
| Tier 1 (leverage) capital. . . . . . . . . . . . . . . . . . | $ 231,140 | 12.07 % | $ 76,623 | 4.00 % | N/A | N/A | $ 95,779 | 5.00 % |
| Risk-based capital | | | | | | | | |
| Common Tier 1 . . . . . . . . . . . . . . . . . . . . . . | $ 231,140 | 17.99 % | $ 57,833 | 4.50 % | $ 89,962 | 7.00 % | $ 83,536 | 6.50 % |
| Tier 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 231,140 | 17.99 % | $ 77,110 | 6.00 % | $ 109,240 | 8.50 % | $ 102,814 | 8.00 % |
| Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 247,305 | 19.24 % | $ 102,814 | 8.00 % | $ 134,943 | 10.50 % | $ 128,517 | 10.00 % |

## 17.   REVENUE RECOGNITION

In general, for revenue not associated with financial instruments, guarantees and lease contracts, we apply the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when performance obligation is satisfied. Our contracts with customers are generally short term in nature, typically due within one year or less or cancellable by us or our customer upon a short notice period. Performance obligations for our customer contracts are generally satisfied at a single point in time, typically when the transaction is complete. In some cases, we act in an agent capacity, deriving revenue through assisting other entities in transactions with our customers. In such transactions, we recognized revenue and the related costs to provide our services on a net basis in our financial statements. These transactions primarily relate to insurance and brokerage commissions, and fees derived from our customers' use of various interchange and ATM/debit card networks.

Revenue associated with financial instruments, including revenue from loans and securities is excluded from the scope of the accounting guidance for revenue from contracts with customers. In addition, certain noninterest income streams such as fees associated with mortgage servicing rights, financial guarantees, derivatives, and certain credit card fees are also not in scope of the accounting guidance for revenue from contracts with customers. The accounting guidance for revenue from contracts with customers is applicable to noninterest revenue streams such as deposit related fees, interchange fees, and insurance and wealth management services commissions.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of the accounting guidance for revenue from contracts with customers, for the dates indicated.

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, | | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| | | 2024 | 2023 | |
| | | (Dollars in thousands) | | |
| **Noninterest Income** | | | | |
| *In scope* | | | | |
| Insurance services . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 2,561 | $ 1,486 | 1,732 | $ 3,031 |
| Wealth management services . . . . . . . . . . . . . . . . . . . . | 7,542 | 3,452 | 3,005 | 6,282 |
| Service charges on deposit accounts . . . . . . . . . . . . . . | 2,456 | 1,286 | 1,250 | 2,427 |
| Card services income . . . . . . . . . . . . . . . . . . . . . . . . . | 2,796 | 1,437 | 1,464 | 2,843 |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 459 | 736 | 206 | 370 |
| Noninterest income in scope. . . . . . . . . . . . . . . . . . . . . | 15,814 | 8,397 | 7,657 | 14,953 |
| Noninterest income out of scope . . . . . . . . . . . . . . . . . . | 1,326 | 412 | 752 | 1,377 |
| Total noninterest income . . . . . . . . . . . . . . . . . . . . . . . | $ 17,140 | $ 8,809 | $ 8,409 | $ 16,330 |

Insurance Services Income: The Company earns revenue associated with the issuance of policies is recognized upon the effective date of the associated policy regardless of the billing method. Revenue is accrued based upon the completion of the performance obligation creating a current asset for the unbilled revenue until such time as an invoice is generated, typically not to exceed twelve months. Contingent commissions represent a form of variable consideration associated with the same performance obligation, which is the placement of coverage, for which we earn core commissions. The Company records a monthly accrual for contingent commissions.

Wealth Management Services Income: The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the respective month. The Company acts as an agent in arranging the relationship between the customer and the third-party service provider. Investment brokerage fees are presented net of related costs.

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees and stop payment charges, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Card Services Fee Income: The Company earns interchange fees from debit cardholder transactions conducted through the Mastercard payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder.

Other service charges include revenue from processing wire transfers, check orders, and safe deposit box rental. Wire transfer fees are charged on per item basis, and are charged at the time of transfer and charged directly to the customer account. Check order charges are charged to the customer at the time the order is placed directly to the customer account. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation.

## 18. LEASES

The Company leases certain branches under various non-cancelable operating leases that may contain extension options. Reasonably certain extension options are included in the determination of lease term for accounting purposes. The Company has also entered into a long-term ground lease with a bargain purchase option and into office equipment leases which have been classified as finance leases. The leases may require additional payments for maintenance, taxes, insurance, service, and other costs which are not included in calculating the lease liability.

For all asset classes the Company made an accounting policy election to not separate lease components and non-lease components and treat both as a single lease component for lease accounting purposes. The ROU assets and lease liabilities are based on the stated lease consideration as identified in the underlying agreements.

When known or determinable, the Company uses the rate implicit in the lease in determining the present value of lease payments. Otherwise, the incremental borrowing rate is used which is based on information provided by FHLBNY for a secured borrowing arrangement of a comparable term.

The Company made an accounting policy election to not apply the lease accounting requirements to short-term lease arrangements with an initial term of 12 months or less.

The ROU assets are included in premises and equipment and lease liabilities are included in other liabilities in the Company's consolidated statements of condition.

The following tables include quantitative data related to the Company's operating and finance leases:

| | December 31, | | |
|---|---|---|---|
| | 2025 | | 2024 |
| | (In thousands, except weighted-average information) | | |
| Right of use assets: | | | |
| Finance leases | $ 420 | $ | 480 |
| Operating leases | 3,620 | | 4,352 |
| | $ 4,040 | $ | 4,832 |
| Lease liabilities: | | | |
| Finance leases | $ 530 | $ | 596 |
| Operating leases | 3,891 | | 4,640 |
| | $ 4,421 | $ | 5,236 |
| | | | |
| Other information: | | | |
| Weighted-average remaining lease term for finance leases (in years) | 86.4 | | 77.8 |
| Weighted-average remaining lease term for operating leases (in years) | 12.8 | | 13.2 |
| Weighted-average discount rate for finance leases | 5.99 % | | 5.87 % |
| Weighted-average discount rate for operating leases | 4.26 % | | 3.96 % |

| | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | For the Six Months Ended December 31, 2023 | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| | | (Dollars in thousands) | | |
| Lease expense: | | | | |
| Finance lease expense | | | | |
|   Amortization of ROU assets. | $ 82 | $ 52 | $ 49 | $ 101 |
|   Interest on lease liabilities. | 32 | 16 | 16 | 32 |
| Operating lease expense | 597 | 325 | 321 | 647 |
| Variable lease expense | 648 | 118 | 119 | 241 |
| Total | $ 1,359 | $ 511 | $ 505 | $ 1,021 |
| | | | | |
| Other information: | | | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | | |
|   Operating cash flows from finance leases (i.e. interest) | $ 32 | $ 1 | $ 1 | $ 32 |
|   Finance cash flows from finance leases (i.e. principal portion) | $ 88 | $ 53 | $ 50 | $ 102 |
|   Operating cash flows from operating leases | $ 603 | $ 319 | $ 309 | $ 627 |
|   ROU assets obtained in exchange for new finance lease liabilities. | $ — | $ — | $ — | $ 26 |
|   ROU assets obtained in exchange for new operating lease liabilities. | $ 88 | $ — | $ 199 | $ 199 |

During the year ended December 31, 2025 the Company modified operating leases due to a change in the lease term. The modifications resulted in a decrease in the ROU asset and operating lease liability of $355,000 during the year ended December 31, 2025.

During the six months ended December 31, 2024 the Company modified an operating lease due to a change in the lease term. The modification resulted in a decrease in the ROU asset and operating lease liability of $792,000 during the six months ended December 31, 2024.

Maturities of finance and operating lease liabilities are as follows:

| | Finance leases | Operating leases |
|---|---|---|
| | (Dollars in thousands) | |
| Within the twelve months ended December 31, | | |
| 2026 | $ 36 | $ 569 |
| 2027 | 36 | 484 |
| 2028 | 36 | 421 |
| 2029 | 30 | 341 |
| 2030 | 30 | 346 |
| Thereafter | 2,520 | 2,913 |
| Total undiscounted cash flows | 2,688 | 5,074 |
| Less: present value discount | (2,158) | (1,183) |
| Total lease liabilities | $ 530 | $ 3,891 |

## 19.  STOCK-BASED COMPENSATION

In May 2021, the Company adopted the Pioneer Bancorp, Inc. 2020 Equity Incentive Plan (the "Stock Plan"). Under the terms of the Stock Plan, equity-based awards are granted to directors and employees to better align the interests of its employees and directors with those of the stockholders. Stock options and restricted stock awards granted typically vest over a period of five years. The total number of shares of the Company common stock authorized for issuance under the plan is 1,782,068 shares. At December 31, 2025, there were 542,068 shares available to be granted. There were no shares issued under the Stock Plan prior to the year ended June 30, 2024.

### Stock Options

Stock options may be granted at a price no less than the greater of the par value or fair market value of such shares on the date on which such option is granted, and generally expire ten years from the date of grant.  The options usually vest over a five-year period unless forfeited prior to vesting in accordance with the term of the award.

The following table summarizes information about stock option activity for the year ended December 31, 2025.

| | Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value (000)'s |
|---|---|---|---|---|
| Outstanding at January 1, 2025 | 840,000 | $ 9.42 | | |
| Granted | 65,000 | $ 13.63 | | |
| Exercised | (10,500) | $ 9.39 | | |
| Forfeited | (62,000) | $ 9.39 | | |
| Outstanding at December 31, 2025 | 832,500 | $ 9.75 | 8.50 | $ 3,105 |
| Vested at period-end | 157,500 | $ 9.42 | 8.39 | $ 639 |
| Expected to vest | 675,000 | $ 9.83 | 8.52 | $ 2,466 |

The following is the schedule of stock options granted under the Stock Plan by exercise price range.

| | Exercise Price Ranges | | | Total |
|---|---|---|---|---|
| | $9.39 | $11.77 to $12.62 | $14.46 | |
| Outstanding at December 31, 2025 | | | | |
| Number of Stock Options Outstanding | 757,500 | 35,000 | 40,000 | 832,500 |
| Weighted-Average Remaining Contractual Life (in years) | 8.38 | 9.26 | 9.95 | 8.50 |
| Weighted-Average Exercise Price | $ 9.39 | $ 12.15 | $ 14.46 | $ 9.75 |

The fair value of each option is estimated on the date of grant using a Black-Scholes Option-Pricing Model that uses the assumptions noted in the following table. Expected volatilities are based on the historical volatility of the Company stock and other factors. The expected term of options granted is derived by using the simplified method as the Company has no relevant exercise experience from other stock-based compensation plans prior to the awards granted during the year ended June 30, 2024 under the Stock Plan. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following is the schedule of other information on stock options granted.

| | During the year ended December 31, 2025 | | During the six months ended December 31, 2024 | | During the fiscal year ended June 30, 2024 |
|---|---|---|---|---|---|
| Weighted average grant date information | | | | | |
| Stock options granted . . . . . . . . . . . . . . . . . . . . . . | 65,000 | | 10,000 | | 830,000 |
| Fair value of options granted . . . . . . . . . . . . . . . . | $ 5.21 | $ | 4.69 | $ | 3.85 |
| *Fair value assumptions:* | | | | | |
| Expected volatility . . . . . . . . . . . . . . . . . . . . . . . | 29.06 % | | 30.19 % | | 31.34 % |
| Dividend yield . . . . . . . . . . . . . . . . . . . . . . . . . . | — % | | — % | | — % |
| Risk free interest rate . . . . . . . . . . . . . . . . . . . . . | 3.93 % | | 4.18 % | | 4.31 % |
| Expected lives (in years) . . . . . . . . . . . . . . . . . | 6.50 | | 6.50 | | 6.50 |
| Amount expensed during the period (in thousands) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 589 | $ | 320 | $ | 72 |
| Compensation costs for non-vested awards not yet recognized (in thousands) . . . . . . . . . . . . . . . | $ 2,362 | $ | 2,851 | $ | 3,124 |
| Weighted average expected vesting period, in years . . . . . . . . . . . . . . . . . . . . . . . . . . | 1.96 | | 2.40 | | 2.89 |
| Proceeds from stock options exercised (in thousands) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 76 | $ | — | $ | — |
| Tax benefits related to stock options exercised (in thousands) . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ | — | $ | — |
| Intrinsic value of stock options exercised (in thousands) . . . . . . . . . . . . . . . . . . . . . | $ 45 | $ | — | $ | — |

**Restricted Stock**

Granted restricted stock awards gives the recipient the right to receive shares of Company stock upon vesting. The fair value of each restricted stock award is the market value of the Company stock on the date of the grant. Generally the restricted stock awards vest over a five-year period unless forfeited prior to vesting in accordance with the term of the award.

The following table summarizes information about restricted stock activity for the year ended December 31, 2025.

| | Shares | | Weighted Average Grant Date Fair Value |
|---|---|---|---|
| Non-vested at January 1, 2025 | 395,000 | $ | 9.42 |
| Granted | 30,000 | $ | 13.74 |
| Vested | (79,000) | $ | 9.42 |
| Forfeited | (28,000) | $ | 9.39 |
| Non-vested at December 31, 2025 | 318,000 | $ | 9.83 |

The following table presents information on the amounts expensed related to restricted stock awarded pursuant to the Stock Plan for the year ended December 31, 2025.

| | | |
|---|---|---|
| Amount expensed during the year (in thousands) | $ | 678 |
| Compensation costs for non-vested awards not yet recognized (in thousands) | $ | 2,744 |
| Weighted average expected vesting period, in years | | 1.96 |

## 20.   EARNINGS PER SHARE

The following table summarizes the calculation of basic and diluted earnings per common share (in thousands, except for share and per share amounts):

| | Year Ended December 31, 2025 | | Six Months Ended December 31, 2024 | | 2023 | | Fiscal Year Ended June 30, 2024 | |
|---|---|---|---|---|---|---|---|---|
| | (Dollars in thousands, except share and per share amounts) | | | | | | | |
| Net income applicable to common stock | $ | 20,287 | $ | 9,600 | $ | 6,611 | $ | 15,260 |
| | | | | | | | | |
| Average number of common shares outstanding | | 25,158,550 | | 25,736,880 | | 25,977,679 | | 25,951,228 |
| Less: Average unallocated ESOP shares | | 687,371 | | 725,558 | | 776,474 | | 757,380 |
| Weighted-average number of common shares outstanding - basic | | 24,471,179 | | 25,011,322 | | 25,201,205 | | 25,193,848 |
| Add: Effect of dilutive stock options and restricted stock | | 95,479 | | 87,062 | | — | | 29,266 |
| Weighted-average number of common shares outstanding - diluted | | 24,566,658 | | 25,098,384 | | 25,201,205 | | 25,223,114 |
| | | | | | | | | |
| Net earnings per common share: | | | | | | | | |
| Basic | $ | 0.83 | $ | 0.38 | $ | 0.26 | $ | 0.61 |
| Diluted | $ | 0.83 | $ | 0.38 | $ | 0.26 | $ | 0.61 |

Potential common shares from stock options that were not included in the computation of diluted earnings per common share, because they were anti-dilutive under the treasury stock method, were approximately 75,000 for the year ended December 31, 2025, 840,000 for the six months ended December 31, 2024 and 830,000 for the fiscal year ended June 30, 2024. There were no anti-dilutive shares for the six months ended December 31, 2023. Additional information regarding stock options and restricted stock awards can be found within Note 19 – Stock-Based Compensation.

21. **CONDENSED FINANCIAL STATEMENTS OF PIONEER BANCORP, INC.**

The following condensed financial statements summarize the financial position and the results of operations and cash flows of Pioneer Bancorp, Inc. as of and for the dates indicated.

**Pioneer Bancorp, Inc.**
**Condensed Statements of Condition**
*(in thousands)*

|  | As of December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| **Assets** |  |  |
| Cash and cash equivalents | $ 30,759 | $ 44,052 |
| Investment in subsidiary | 283,511 | 250,267 |
| Loan receivable | 10,143 | 10,596 |
| Other assets | 21 | 6 |
| Total assets | $ 324,434 | $ 304,921 |
|  |  |  |
| **Liabilities and Shareholders' Equity** |  |  |
| Total liabilities | $ 573 | $ 368 |
| Total shareholders' equity | 323,861 | 304,553 |
| Total liabilities and shareholders' equity | $ 324,434 | $ 304,921 |

**Pioneer Bancorp, Inc.**
**Condensed Statements of Operations**
*(in thousands)*

|  | For the Year Ended December 31, 2025 | For the Six Months Ended December 31, | | For the Fiscal Year Ended June 30, 2024 |
|  |  | 2024 | 2023 |  |
|---|---|---|---|---|
| **Income** |  |  |  |  |
| Interest-earning assets | $ 1,943 | $ 941 | $ 444 | $ 930 |
| Total income | 1,943 | 941 | 444 | 930 |
|  |  |  |  |  |
| **Operating Expenses** |  |  |  |  |
| Other | 216 | 130 | 116 | 192 |
| Total operating expenses | 216 | 130 | 116 | 192 |
|  |  |  |  |  |
| Income before tax expense and equity in undistributed net income of subsidiary | 1,727 | 811 | 328 | 738 |
| Income tax expense | 461 | 217 | 88 | 198 |
| Income before equity in undistributed net income of subsidiary | 1,266 | 594 | 240 | 540 |
| Equity in undistributed net income of subsidiary | 19,021 | 9,006 | 6,371 | 14,720 |
| Net income | $ 20,287 | $ 9,600 | $ 6,611 | $ 15,260 |

## Pioneer Bancorp, Inc.
## Condensed Statements of Cash Flow
*(in thousands)*

| | For the Calendar Year Ended December 31, 2025 | For the Six Months Ended December 31, 2024 | 2023 | For the Fiscal Year Ended June 30, 2024 |
|---|---|---|---|---|
| Cash flow from operating activities: | | | | |
| Net income. . . . . . . . . . . . . . . . . . . . . . . . | $ 20,287 | $ 9,600 | $ 6,611 | $ 15,260 |
| Adjustments to reconcile net income to cash provided by operating activities: | | | | |
| Undistributed income of subsidiary . . . . . . . . | (19,021) | (9,006) | (6,371) | (14,720) |
| Net (increase) decrease in other assets . . . . . . | (15) | 532 | 367 | 200 |
| Net increase in other liabilities . . . . . . . . . . . | 205 | 357 | 184 | 11 |
| Net cash provided by operating activities. . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,456 | 1,483 | 791 | 751 |
| Cash flow from investing activities: | | | | |
| Decrease in loan receivable. . . . . . . . . . . . . . | 453 | 387 | 393 | 393 |
| Investment in subsidiaries . . . . . . . . . . . . . . . | (5,050) | — | — | — |
| Net cash provided by investing activities. . . . . . . . . . . . . . . . . . . . . . . . . . . | (4,597) | 387 | 393 | 393 |
| Cash flow from financing activities: | | | | |
| Repurchase of common stock . . . . . . . . . . . . | (11,294) | (3,146) | — | (1,075) |
| Proceeds from exercise of options, net. . . . . . | 76 | — | — | — |
| Purchase of employee restricted shares to fund statutory tax withholding. . . . . . . . . | (145) | — | — | — |
| Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,211 | 629 | (113) | (55) |
| Net cash used in financing activities . . . . . . | (10,152) | (2,517) | (113) | (1,130) |
| Net (decrease) increase in cash and cash equivalents. . . . . . . . . . . . . . . . . . . . . . . . . . | (13,293) | (647) | 1,071 | 14 |
| Cash and cash equivalents at beginning of year . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 44,052 | 44,699 | 44,685 | 44,685 |
| Cash and cash equivalents at end of year . . . . | $ 30,759 | $ 44,052 | $ 45,756 | $ 44,699 |

**ITEM 9.        Changes In and Disagreements With Accountants on Accounting and Financial Disclosure**

None.

**ITEM 9A.        Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

**Management's Report on Internal Control over Financial Reporting**

Management of Pioneer Bancorp, Inc. is responsible for establishing and maintaining effective internal control over financial reporting.

Management evaluates the effectiveness of internal control over financial reporting and tests for reliability of recorded financial information through a program of ongoing internal audits. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the Company's internal control over financial reporting as of December 31, 2025, as required by Section 404 of the Sarbanes-Oxley Act of 2002, based on the criteria for effective internal control over financial reporting described in the "2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission." Based on this assessment, management concludes that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

Bonadio & Co., LLP, our independent registered public accounting firm, has audited the consolidated financial statements as of and for the year ended December 31, 2025 which are included in this Annual Report on Form 10-K, and has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. The Report of the Independent Registered Public Accounting Firm that attests to the effectiveness of internal control over financial reporting is included under Item 8 "Financial Statements and Supplementary Data" in Part II of this Form 10-K.

**Changes in Internal Control over Financial Reporting**

There were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B.** **Other Information**

During the three months ended December 31, 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

**ITEM 9C.** **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

## PART III

### Item 10. Directors, Executive Officers and Corporate Governance

Pioneer Bancorp, Inc. has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code is available on Pioneer Bancorp, Inc.'s website at www.pioneerny.com under "Resources – Investor Relations – Overview – Governance Documents."

The information contained under the sections captioned "Proposal I – Election of Directors" in the Company's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days of December 31, 2025 is incorporated herein by reference.

### Item 11. Executive Compensation

The information contained under the section captioned "Proposal I – Election of Directors – Executive Compensation" in the Proxy Statement is incorporated herein by reference.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a)    Securities Authorized for issuance under Stock-Based Compensation Plans

The following table presents certain information regarding our Equity Compensation Plan in effect as of December 31, 2025.

| Plan | Number of securities to be issued upon exercise of outstanding options and rights | Weighted average exercise price | Number of securities remaining available for issuance under plan |
|---|---|---|---|
| Equity compensation plans approved by stockholders . . . . . . . . . . . . . . . . | 832,500 | 9.75 | 542,068 |
| Equity compensations plans not approved by stockholders . . . . . . . . . . . . . . . . | — | — | — |
| **Total**. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | **832,500** | **9.75** | **542,068** |

(b)    Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

(c)      Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Holders" in the Proxy Statement.

(d)      Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the registrant.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the sections captioned "Proposal I – Election of Directors – Transactions with Certain Related Persons," "– Board Independence" and "– Meetings and Committees of the Board of Directors" of the Proxy Statement.

## Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to the section captioned "Proposal II – Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement.

**PART IV**

**ITEM 15.**          **Exhibits and Financial Statement Schedules**

(a)(1)    <u>Financial Statements</u>

The following documents are filed as part of this Annual Report on Form 10-K.

(A) Report of Independent Registered Public Accounting Firm
(B) Consolidated Statements of Condition - at December 31, 2025 and 2024
(C) Consolidated Statements of Operations – Year ended December 31, 2025, Six months ended December 31, 2024 and 2023 (2023 unaudited) and Fiscal Year ended June 30, 2024
(D) Consolidated Statements of Comprehensive Income – Year ended December 31, 2025, Six months ended December 31, 2024 and 2023 (2023 unaudited) and Fiscal Year ended June 30, 2024
(E) Consolidated Statements of Changes in Shareholders' Equity – Year ended December 31, 2025, Six months ended December 31, 2024 and Fiscal Year ended June 30, 2024
(F) Consolidated Statements of Cash Flows – Year ended December 31, 2025, Six months ended December 31, 2024 and 2023 (2023 unaudited) and Fiscal Year ended June 30, 2024
(G) Notes to the Consolidated Financial Statements

(a)(2)    <u>Financial Statement Schedules</u>

None.

(a)(3)    Exhibits (* documents filed or furnished with this report)

3.1    Articles of Incorporation of Pioneer Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 of Pioneer Bancorp, Inc. (File No. 333-230208), initially filed with the Securities and Exchange Commission on March 12, 2019)

3.2    Amended and Restated Bylaws of Pioneer Bancorp, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 001-38991), filed with the Securities and Exchange Commission on October 18, 2024)

4.1    Form of Common Stock Certificate of Pioneer Bancorp, Inc. (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 of Pioneer Bancorp, Inc. (File No. 333-230208), initially filed with the Securities and Exchange Commission on March 12, 2019)

4.6    Description of Registrant's Securities (incorporated by reference to Exhibit 4.6 to the Annual Report on Form 10-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on December 10, 2019)

10.1   Employment Agreement by and between Pioneer Bank and Thomas L. Amell (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on July 17, 2019)+

10.2   Settlement Agreement and Mutual General Release by and between Pioneer Bank and the TBC Parties (incorporated by reference to Exhibit 10.1 to the Current Report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2024 (File No. 001-38991))

10.3   Change in Control Agreement by and between Pioneer Bank and Jesse Tomczak (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on July 17, 2019)+

10.4   Change in Control Agreement by and between Pioneer Bank and Patrick J. Hughes (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on July 17, 2019)+

10.5   Pioneer Bancorp, Inc. Targeted Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on December 16, 2025)+

10.6   Pioneer Bank Board of Trustees and Executive Employees Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of Pioneer Bancorp, Inc. (File No. 333-230208), initially filed with the Securities and Exchange Commission on March 12, 2019)+

10.7   Purchase Agreement by and between Pioneer Savings Bank and Homestead Funding Corp. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 of Pioneer Bancorp, Inc. (File No. 333-230208), initially filed with the Securities and Exchange Commission on March 12, 2019)

10.8   Pioneer Bancorp, Inc. 2020 Equity Incentive Plan (incorporated by reference to Appendix A to the proxy statement for the Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 5, 2021 (file no. 001-38991))+

10.9   Form of restricted stock award agreement (incorporated by reference to Exhibit 10.2 to the Form S-8 of Pioneer Bancorp Inc. (File No. 333-279590), initially filed with the Securities and Exchange Commission on May 21, 2024)

10.10  Form of incentive stock award agreement (incorporated by reference to Exhibit 10.3 to the Form S-8 of Pioneer Bancorp Inc. (File No. 333-279590), initially filed with the Securities and Exchange Commission on May 21, 2024)

10.11  Form of non-qualified stock option award agreement (incorporated by reference to Exhibit 10.4 to the Form S-8 of Pioneer Bancorp Inc. (File No. 333-279590), initially filed with the Securities and Exchange Commission on May 21, 2024)

19     Insider Trading Policy (incorporated by reference to Exhibit 19 to the Transition Report on Form 10-KT of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on March 12, 2025)

21*    Subsidiaries of Registrant

23.1*  Consent of Bonadio & Co., LLP

31.1*  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32*    Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1   Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1. (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K of Pioneer Bancorp, Inc. (File No. 001-38991) filed with the Securities and Exchange Commission on September 25, 2024)

101*   The following materials from the Company's Annual Report on Form 10-K, formatted in Inline XBRL: (i) Consolidated Statements of Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Changes in Shareholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements

104*   Cover Page Interactive Data File (embedded in the cover page formatted in Inline XBRL)

---

+      Indicates management contract, compensatory plan or arrangement of the Company.

**ITEM 16.**       **Form 10-K Summary**

Not applicable

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**PIONEER BANCORP, INC.**

Date: March 12, 2026
By: /s/ Thomas L. Amell
Thomas L. Amell
President, Chief Executive Officer and Director
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ Thomas L. Amell<br>Thomas L. Amell | President, Chief Executive Officer and Director (Principal Executive Officer) | March 12, 2026 |
| /s/ Patrick J. Hughes<br>Patrick J. Hughes | Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | March 12, 2026 |
| /s/ Dr. James K. Reed<br>Dr. James K. Reed | Chairman of the Board | March 12, 2026 |
| /s/ Eileen Bagnoli<br>Eileen Bagnoli | Director | March 12, 2026 |
| /s/ Stacey Hengsterman<br>Stacey Hengsterman | Director | March 12, 2026 |
| /s/ Shaun Mahoney<br>Shaun Mahoney | Director | March 12, 2026 |
| /s/ Edward Reinfurt<br>Edward Reinfurt | Director | March 12, 2026 |
| /s/ Charles Seifert<br>Charles Seifert | Director | March 12, 2026 |



**BOARD OF DIRECTORS**

Dr. James K. Reed– Chairman of the Board

Thomas L. Amell

Eileen Bagnoli

Stacey Hengsterman

Shaun Mahoney

Edward Reinfurt

Charles Seifert


**EXECUTIVE MANAGEMENT TEAM**

Thomas L. Amell
*President & Chief Executive Officer*

Susan M. Hollister
*Executive Vice President & Chief Human Resources Officer & Corporate Secretary*

Patrick J. Hughes
*Executive Vice President & Chief Financial Officer*

Thomas E. Ratsep
*Executive Vice President & Chief Credit Officer*

Thomas Signor
*Executive Vice President & Chief Administrative Officer*

Jesse Tomczak
*Executive Vice President & Chief Banking Officer*

PIONEER
BANCORP INC.